Exhibit 99.1
 Our pure-play transformation  2024 Annual Report  Algonquin Power & Utilities Corp.

 Forward-looking information  This document contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “aims”, “anticipates”, “believes”, “expects”, “could”, “intends”, “may”, “plans”, “potential”, “will”, “would”, “seeks”,  “target”, and similar words and expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to: the anticipated impact of the sale of the Company’s renewable energy business and its ownership stake in Atlantica Sustainable Infrastructure plc; expected  future operational performance, customer service, and long-term value; expected future earnings, growth, and returns; statements regarding future appointments to the board of directors of the Company; statements regarding strategies; statements regarding services provided to customers; and statements regarding sustainability.  Readers are advised that all forward-looking information in this document is provided subject to the ”Caution Concerning Forward-  Looking Statements and Forward-Looking Information” section of  the Management Discussion & Analysis section of this Annual Report.  1. Data in this report is provided as of December 31, 2024, unless otherwise stated. Dollar figures herein are presented in U.S. dollars unless otherwise stated.  Corporate profile1  Algonquin Power & Utilities Corp. (“Algonquin”, the “Company”, “AQN”, “we”, or “our”), parent company of Liberty, is a diversified international generation, transmission, and distribution utility. Algonquin  is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  AlgonquinPower.com TSX/NYSE: AQN  II  ALGONQUIN > LIBERTY

 2024 annual report  Corporate profile  II  Letter from the Chief Executive Officer  V  Regulated Services Group  VI  Our service footprint  VII  Financial highlights  IX  2024 at a glance  X  Appendices  Management Discussion & Analysis Consolidated Financial Statements  Management’s Report Independent Auditor’s Report Consolidated Statements  Notes to the Consolidated Financial Statements  1  1  62  63  64  67  75  Algonquin’s leadership  129  Corporate info  Back Cover  2024 ANNUAL REPORT  III

 "...we enter 2025 as a pure-play regulated utility with focus,  a simplified business structure, a recapitalized balance sheet, and significant prospects for continued improvement and  greater efficiency."  Rod West,  Chief Executive Officer  IV  ALGONQUIN > LIBERTY

 A message to our valued stakeholders:  It is an honor to write to you as the recently appointed Chief Executive Officer of Algonquin Power & Utilities Corp. and to share my enthusiasm for the opportunities that lie ahead.  2024 was a year of transition and transformation for Algonquin. Now, with the completion of the sale of the Company’s renewable energy business (excluding the hydro fleet) and its 42.2% investment stake in Atlantica Sustainable Infrastructure plc, we enter 2025 as a pure-play regulated utility with focus, a simplified business structure, a recapitalized balance sheet, and significant prospects for continued improvement and greater efficiency.  When presented with this opportunity to take the helm as CEO, I was immediately drawn to the Company’s history of operational excellence, commitment to sustainability,  and the genuine care shown for the communities it serves. I saw a company with a diversified utility asset base making significant customer centric investments with a focus on operational performance and safety. It was the complexity of this diverse portfolio of assets—the commodities and communities the Company serves—that captivated and compelled me to take on the role.  I truly believe in the value thesis at play within the Algonquin story, having already led a similar pure-play utility transformation during my tenure at Entergy.  Personally, the unique opportunity to utilize my skillsets and experiences while leveraging the groundwork laid under Mr. Huskilson’s leadership is what brought me here with great enthusiasm.  Algonquin has undergone tremendous change in a short period of time—less than two years since the strategic review was announced. The decision to focus exclusively on the regulated utility sector marked a pivotal point in the Company’s evolution. With this transition complete, Algonquin is positioned to elevate its overall operational performance, improve customer service, and pursue the delivery of steady, predictable long-term value to our stakeholders, supported by a business model that offers both resilience and growth potential.  Although there is still significant work to be done, I believe that Algonquin’s future is bright. Supported by a strong  balance sheet, a dedicated team, and an unwavering commitment to operational excellence, the opportunities in front of us are significant. I want to extend my appreciation to Mr. Huskilson and the team for their hard work getting the Company to this point.  Before I conclude, I must first address our four key stakeholder groups, without whom none of this would be possible.  To our customers, we thank you for trusting us in our commitment to provide you with safe, reliable, cost-effective, and sustainable essential services that meet your evolving needs. We understand the importance of affordability, reliability, and customer service, and we aim to continue  to improve our efforts to provide these services for you each day.  To our communities, we recognize the vital role we play in serving and investing in you. With our local approach,  we are dedicated to earning your trust, making a positive, lasting impact in the places where we both live and work.  To our employees, our success is driven by the dedication and expertise of our talented team, and we recognize and appreciate your ongoing hard work, perseverance, and professionalism. As we push ahead in this new and exciting chapter of Algonquin’s story, I look forward to working together to capture the opportunities ahead and build  a stronger future.  And finally, to our shareholders, I want to thank you for your continued trust and support during this strategic transition. I firmly believe the transformation to a pure-play regulated utility will position Algonquin favorably to deliver stable earnings and growth potential, supported by a business model that aims to offer resilience, even in uncertain times. We are now better positioned to create long-term value and sustainable returns.  As we move forward together, we will remain steadfast in our commitment to continued transparency, accountability, and delivering sustainable value as we build on our strengthened foundation and secure a prosperous future for all stakeholders. I am honored and thrilled to lead  the Company through this remarkable journey.  Yours Sincerely,  Rod West,  Chief Executive Officer  Letter from the Chief Executive Officer  Our pure-play transformation  2024 ANNUAL REPORT  V

 ~1,265,000  connections  $7.86 billion  in rate base1  13 U.S. states,  1 Canadian province,  Bermuda, and Chile  ~$9.28 billion  regulated  utility assets  1. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company’s rate-regulated subsidiaries operate.  The calculation of this measure may not be comparable to similarly titled measures used by other companies.  Regulated  Services Group  The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States,  Canada, Bermuda, and Chile, serving approximately 1,265,000 customer connections. The Regulated Services Group seeks to provide safe, high-quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.  VI  ALGONQUIN > LIBERTY

 Head Office  Electric distribution and generation system Gas distribution system  Water distribution and wastewater treatment system  Our service footprint  Chile  Suralis, Formerly ESSAL (Empresa  de Servicios Sanitarios de Los Lagos S.A.)  Bermuda  BELCO  (Bermuda Electric  Light Company Limited)  Algonquin provides regulated electric, natural gas, water, and wastewater utility services to  over 1 million customer connections.  2024 ANNUAL REPORT  VII

 Adjusted Net Earnings1  $232.1  million  Adjusted  Net Earnings1 per common share  $0.30  Total Revenue  $2.3  billion  Adjusted EBITDA1  $1.0  billion  VIII  ALGONQUIN > LIBERTY

 1. The terms “Adjusted EBITDA”, “Adjusted Net Earnings”, and “Adjusted Funds from Operations” (together, the “Non-GAAP Measures”) are used herein. The Non-GAAP Measures are not recognized measures under U.S. GAAP. There is no standardized measure of the Non-GAAP Measures. Consequently, Algonquin’s method of calculating the Non-GAAP Measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation of the Non-GAAP Measures and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in the Management Discussion & Analysis section of this Annual Report under the headings “Caution Concerning Non-GAAP Measures” and “Non-GAAP Financial Measures”. In addition, "Adjusted Net Earnings" is presented throughout this Annual Report on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.  Financial highlights  (in USD millions except per share information)  2024  2023  2022  Revenue  Regulated Services Group  2,282.0  2,366.9  2,384.8  Hydro Group  36.1  35.6  36.7  Corporate Group  1.4  1.4  1.5  Total Revenue  2,319.5  2,403.9  2,422.5  Net earnings (loss) attributable to shareholders from continuing operations  65.3  (14.4)  (140.4)  Adjusted EBITDA1  1,039.3  1,013.2  923.9  Adjusted EBITDA1 for Regulated Services Group  940.2  902.7  817.2  Adjusted EBITDA1 for Hydro Group  27.1  26.5  26.0  Adjusted EBITDA1 for Corporate Group  Earnings, Funds from Operations and Dividends  72.0  84.0  80.7  Cash provided by operating activities  481.7  628.0  711.8  Adjusted Funds from Operations1  515.7  586.2  956.8  Adjusted Net Earnings1  232.1  279.4  319.9  Per Common Share1  0.30  0.39  0.46  Dividends declared to common shareholders  260.0  301.8  486.0  Per Share  0.35  0.43  0.71  Balance Sheet Data  Total Assets - Continuing and discontinued operations  16,961.8  18,374.0  17,627.6  Long Term Debt - Continuing and discontinued operations  8,047.5  8,516.0  7,512.0  Weighted average number of common shares outstanding  731,721,000  688,739,000  677,862,207  Utility Connections  1,265,000  1,256,000  1,250,000  Twelve months ended December 31  2024 ANNUAL REPORT  IX

 2024 stats at a glance  BBB  Credit Rating  ~$3.4 billion  market cap  (NYSE)  13,738 miles  of electricity  distribution and transmission lines  ~577,000  water and  wastewater customer connections  ~310,000  electric customer  connections  Headquartered in  Greater Toronto Area, Ontario  Nearly  $17 billion  total assets  7,456 miles  of water  distribution mains  9,350 miles  of gas  distribution and transmission lines  ~378,000  natural gas  customer connections  56  hydroelectric  generators  Founded in  1988  X  ALGONQUIN > LIBERTY

                             Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. ("AQN", "Company" or the "Corporation") has prepared the following discussion and analysis to provide information to assist its securityholders' understanding of the financial results for the three and twelve months ended December 31, 2024. This Management Discussion & Analysis ("MD&A") should be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2024 and 2023. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the AQN website at www.algonquinpower.com. Additional information about AQN, including the most recent Annual Information Form ("AIF"), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Explanatory Notes
Unless otherwise indicated, financial information provided for the years ended December 31, 2024 and 2023 has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Unless noted otherwise, this MD&A is based on information available to management as of March 7, 2025.
Renewables business sale
On January 8, 2025, the Company completed the previously announced sale of its renewable energy business (excluding hydro) (the "Renewables Sale") to a wholly-owned subsidiary of LS Power (“LS Buyer”) for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and approximately $150 million of such proceeds are currently expected to be received at a later date in 2025 upon monetization of tax attributes on certain in-construction projects. Additionally, the Company can receive up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets (the “Earn Out”). This represents an increase to the Company’s previously disclosed estimated net proceeds as a result of the buy-out of the Clearview solar project during the fourth quarter of 2024, resulting in consolidation of $232.9 million of construction debt. The amount and timing of the ultimate net cash proceeds will be dependent on final completion costs for in-construction assets, the associated monetization of tax credits on certain of these projects and other final closing adjustments.
During the third quarter of 2024, the Company concluded that the consolidated assets within its former renewable energy group (excluding hydro) met the accounting requirements to be presented as “Held for Sale”. As a result, the renewable energy group (excluding hydro) was classified as "discontinued operations". The Company recorded a total impairment loss of $1,357.3 million in 2024 as a result of the classification of the renewable energy group (excluding hydro) as “discontinued operations”. However, the ultimate loss recorded will be dependent on the final net proceeds received by the Company for the Renewables Sale which will be impacted by, among other things, the timing and amount of future capital expenditures relating to the assets disposed of, the associated monetization of tax credits on certain projects and other final closing adjustments.
The discontinued operations operated as a distinct segment and had no impact on the operations of the Regulated Services Group operating segment, other than sharing certain corporate support functions and benefiting from corporate debt and equity funding. This MD&A reflects the results of continuing operations, unless otherwise noted.

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Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). The words "aims", "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", “seeks”, "should", “strives”, “targets”, "will", "would", “pursue” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future investments and growth, earnings and results of operations; the Renewables Sale and the anticipated impact thereof on the Corporation, including expectations regarding the timing and amount of expected future net proceeds therefrom, the use of proceeds therefrom and the ultimate impairment loss to be recorded; the anticipated impact of the sale of the Company’s interest in Atlantica (as defined herein) on the Company; the Company’s integrated customer solution technology platform; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset dispositions; potential acquisitions, dispositions, projects, initiatives or other transactions; expected management changes; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company's energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders; share price appreciation; credit ratings and equity credit from rating agencies; expectations regarding debt repayment and refinancing; the impact on the Company of actual or proposed laws, regulations and rules, including the EIFEL rules and the GMTA (each as defined herein); the expected impact of changes in customer usage on the Regulated Services Group's revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; financing costs; the expected impact of tariffs imposed by the U.S. and Canada; and currency exchange rates. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing including self-monetization transactions for U.S. federal tax credits on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to additional import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's dispositions, acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation and operation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; the absence of any significant indemnification claims arising from the Renewables Sale; the absence of any reputational harm to the Corporation as a result of the Renewables Sale; the absence of adverse reactions or changes in business relationships or relationships with employees following the Renewables Sale; and the ability of the Corporation to realize the anticipated benefits from the Renewables Sale and the sale of its interest in Atlantica.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural

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disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the impact of existing import controls and tariffs and the imposition of additional import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement and operate, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and strategic objectives; delays and cost overruns in the design and construction of projects; loss of key customers; a third party joint venture partner acting in a manner contrary to the Corporation’s interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; fluctuations in the price and liquidity of the Corporation's common shares and the Corporation's other securities; the failure to implement the Corporation's strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the Renewables Sale and the sale of the Corporation’s interest in Atlantica; and risks related to the Renewables Sale and its impact on the Corporation’s remaining business, including the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the Renewables Sale. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Management" in this MD&A and under the heading "Enterprise Risk Factors" in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms "Adjusted Net Earnings", "Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization" ("Adjusted EBITDA"), "Adjusted Funds from Operations", and "Net Utility Sales", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, "Adjusted Net Earnings" is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
The composition of Adjusted EBITDA has been changed compared to AQN's MD&A for the three and twelve months ended December 31, 2023 to include expenses related to corporate administrative expenses, which are now included within operating expenses. This change was made as these expenses are used by management to evaluate the operating performance of each business unit. Comparative figures have been adjusted for this new composition.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests exclusive of Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities), non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor's understanding of AQN's operating performance. The Company also presents Adjusted EBITDA for each of its operating segments separately. For Adjusted EBITDA for the Regulated Services Group please see 2024 Regulated Services Group Adjusted EBITDA on page 22 of this MD&A. For Adjusted EBITDA for the Corporate Group and for the Hydro Group, please see Corporate Group Adjusted EBITDA and Hydro Group Adjusted EBITDA on page 31 of this MD&A. The Company previously referred to these segmented measures as "Divisional Operating Profit" and has changed the description to Adjusted EBITDA to align with industry practice. No change was made to the composition or computation thereof. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 36 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 37 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company's operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, cash provided by disposition of assets and other typically non-recurring items affecting cash from operations as these are

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not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor's understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 38 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor's understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see 2024 Regulated Services Group Adjusted EBITDA on page 22 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. Subsequent to the signing of the transaction agreement in respect of the Renewables Sale and the sale of the Company's ownership stake in Atlantica Sustainable Infrastructure plc (“Atlantica”) during the year, AQN revised its business units in connection with its transformation into a pure-play regulated utility and to align with strategic priorities and internal governance. The Company's operations are now organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments. The Company's investment in Atlantica, which previously formed part of the Corporate Group, was sold during the fourth quarter of 2024. The Company’s former renewable energy group (excluding hydro) is reported as discontinued operations (see Note 24 to the audited consolidated financial statements - Assets held for sale) and was sold by the Company on January 8, 2025. The new business units align with how the Company assesses financial performance and makes decisions regarding resource allocations. Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.

Summary Structure of the Business
The following chart depicts, in summary form, AQN's key operating business units. A more detailed description of AQN's organizational structure as of the date of the AIF can be found in the most recent AIF.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	7

Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,265,000 customer connections as at December 31, 2024 (using an average of 2.5 customers per connection, this translates into approximately 3,162,500 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda, which together served approximately 310,000 electric customer connections as at December 31, 2024. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 577,000 customer connections as at December 31, 2024.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, Missouri New Hampshire, and New York, and in the Canadian Province of New Brunswick, which together served approximately 378,000 natural gas customer connections as at December 31, 2024.
Below is a breakdown of the Regulated Services Group's Revenue by geographic area and by commodity for the twelve months ended December 31, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Hydro Group
The Hydro Group represents hydroelectric assets that were not sold as a part of the Renewables Sale. The Hydro Group generates and sells electrical energy produced by its 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec with a combined gross generating capacity of approximately 115 MW and a net generating capacity of approximately 111 MW.
Corporate Group
The Corporate Group primarily consists of AQN’s corporate and shared services and corporate debt, in addition to certain ancillary investments. Prior to the sale of the Company's investment in Atlantica on December 12, 2024, the Corporate Group also included the Company’s interest in Atlantica.

The Company’s former renewable energy group (excluding hydro) is reported as “discontinued operations” and was sold by the Company on January 8, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN's operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended			Twelve months ended
	December 31,			December 31,
	2024	2023	Change	2024	2023	Change
Net earnings (loss) from continuing operations attributable to shareholders	$(107.5)	$169.8	(163)%	$65.3	$(14.4)	553%
Net earnings (loss) attributable to shareholders including discontinued operations[1]	$(186.4)	$186.3	(200)%	$(1,380.5)	$28.7	(4,910)%
Adjusted Net Earnings[2]	$45.2	$81.3	(44)%	$232.1	$279.4	(17)%
Adjusted EBITDA[2]	$248.6	$262.1	(5)%	$1,039.3	$1,013.2	3%
Net earnings (loss) per common share from continuing operations	$(0.14)	$0.24	(158)%	$0.07	$(0.03)	333%
Net earnings (loss) per common share including discontinued operations	$(0.25)	$0.27	(193)%	$(1.90)	$0.03	(6,433)%
Adjusted Net Earnings per common share[2]	$0.06	$0.12	(50)%	$0.30	$0.39	(23)%

1
The net loss attributable to the Company for the three and twelve months ended December 31, 2024 was primarily driven by an impairment loss of $55.7 million and $1,357.3 million on the assets of the renewable energy group (excluding hydro) upon classification as held-for-sale.

2	See Caution Concerning Non-GAAP Measures.
Management Changes
Subsequent to the year-end, on January 31, 2025, the Company announced that Roderick (Rod) West will join the Company as Chief Executive Officer, effective at 12:00 p.m. (Eastern time) on March 7, 2025, replacing Chris Huskilson, who will continue to serve as a director on the Company’s Board of Directors (the “Board”).
In addition, subsequent to the year-end, the Company announced that Darren Myers will resign as Chief Financial Officer following reporting of the Company’s fourth quarter 2024 results. Darren is leaving Algonquin to pursue another opportunity. Brian Chin, Vice President of Investor Relations will assume the role of Interim Chief Financial Officer, effective March 7, 2025. A nationally recognized search firm has been engaged to identify a permanent Chief Financial Officer.
Sale of the Renewable Energy Business
On January 8, 2025, the Company completed the sale of its renewable energy business (excluding hydro) to LS Buyer. Please refer to the section titled “Explanatory Notes” above for additional details regarding the Renewables Sale.
Sale of investment in Atlantica
On May 28, 2024, the Company entered into a support agreement with Atlantica and a private limited company controlled by Energy Capital Partners (“Bidco”) pursuant to which the Company and its subsidiary, Liberty (AY Holdings) B.V., which held approximately 42.2% of the shares of Atlantica, agreed to cause such shares to be voted in favour of a transaction separately announced by Atlantica and Bidco. On December 12, 2024, Bidco completed the acquisition of Atlantica, including the 42.2% equity interest in Atlantica held by Liberty (AY Holdings) B.V. for $22.00 per share in cash. The Company used the net proceeds of $1,077.2 million from the sale to reduce debt as part of its ongoing strategic transition to a pure play regulated utility.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

Final Deployment of Integrated Customer Solution Technology Platform
In the second quarter of 2024, the Company completed the final deployment of its integrated customer solution technology platform, which includes customer billing, enterprise resource planning systems and asset management systems. Implementation of this platform along with other organizational restructuring are intended to optimize the performance of the Company’s regulated business over the longer term. The platform continues to experience certain challenges associated with the impact of the new systems and required changes in processes. On February 27, 2025, the Missouri Public Service Commission ("MPSC") ordered Commission Staff to investigate the company's electric, water and natural gas customer service and billing practices. In addition, as part of a settlement agreement in the Granite State Electric rate case (which is pending New Hampshire Public Utilities Commission approval), the Company agreed to an information technology audit which may encompass all elements of the Company’s conversion to its integrated customer solution technology platform. The costs of this audit will be borne by shareholders.
Settlement of Green Equity Units
On March 28, 2024, the Company successfully remarketed its $1,150.0 million aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company's corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities that matured on June 13, 2024. Subsequently, on June 17, 2024, all outstanding Purchase Contracts were settled. In connection with the settlement of the Purchase Contracts, holders of Green Equity Units received, following payment of $50.00 for each Purchase Contract, 3.3439 Common Shares for each Purchase Contract held. The payment obligation of holders was satisfied with the proceeds of the treasury portfolio purchased in connection with the remarketing of the Notes. In aggregate, the Company received proceeds of $1,150.0 million in exchange for the issuance of approximately 76.9 million common shares upon settlement of the Purchase Contracts. The Company used the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.
Issuance of approximately $305.5 million of Securitized Utility Tariff Bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125.0 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039 (collectively, the "Securitization Bonds"), to recover previously incurred qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The principal asset securing the Securitization Bonds is the securitized utility tariff property.
Issuance of approximately $850 million of Senior Unsecured Notes
On January 12, 2024, Liberty Utilities Co. ("Liberty Utilities") completed an offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034 ( the "2034 Notes" and, together with the 2029 Notes, the "Senior Note"). Liberty Utilities used the net proceeds from the sale of the Senior Notes to repay indebtedness.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Fourth Quarter Results From Operations1

Key Financial Information	Three months ended December 31
(all dollar amounts in $ millions except per share information)	2024	2023
Revenue	$584.8	$588.2
Net Revenue	442.1	412.2
Net earnings (loss) attributable to shareholders from continuing operations	(107.5)	169.8
Net earnings (loss) attributable to shareholders from discontinued operations	(78.9)	16.5
Net earnings (loss) attributable to common shareholders from continuing operations and discontinued operations	(189.1)	184.2
Cash provided by operating activities	48.1	200.7
Adjusted Net Earnings[2]	45.2	81.3
Adjusted EBITDA[2]	248.6	262.1
Adjusted EBITDA for Regulated Services Group	234.4	229.0
Adjusted EBITDA for Hydro Group	6.1	7.0
Adjusted EBITDA for Corporate Group	8.1	26.1
Adjusted Funds from Operations[2]	81.7	151.6
Dividends declared to common shareholders	50.4	75.6
Weighted average number of common shares outstanding	767,466,000	688,567,000
Per share
Basic net earnings (loss) from continuing operations	$(0.14)	$0.24
Basic net earnings (loss) from discontinued operations	$(0.10)	$0.02
Diluted net earnings (loss) from continuing operations	$(0.14)	$0.24
Diluted net earnings (loss) from discontinued operations	$(0.10)	$0.02
Adjusted Net Earnings[2]	$0.06	$0.12
Dividends declared to common shareholders	$0.07	$0.11

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the three months ended December 31, 2024, AQN reported net loss attributable to shareholders of $107.5 million and basic net loss per common share of $0.14. During the comparative period in 2023, the Company reported net earnings attributable to shareholders of $169.8 million and basic net earnings per common share of $0.24. The net earnings attributable to shareholders decreased by $277.3 million and the basic net earnings decreased by $0.38.
The net loss attributable to shareholders of $107.5 million for the three months ended December 31, 2024 includes loss from continuing operations of $127.3 million and HLBV and other adjustments attributable to non-controlling interests of $19.7 million. The net earnings attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $45.2 million, as further discussed below (see Caution Concerning Non-GAAP Measures); offset by:
•valuation allowance on Canadian deferred tax assets of $154.6 million as a result of the sale of the Renewable Energy Business; and
•other net losses of $5.4 million (net of tax) mainly relating to miscellaneous write-offs.
The net earnings attributable to shareholders of $169.8 million for the three months ended December 31, 2023 includes earnings from continuing operations of $161.6 million and HLBV and other adjustments attributable to non-controlling interests of $8.2 million. It was primarily driven by:
•Adjusted Net Earnings of $81.3 million, as further discussed below (see Caution Concerning Non-GAAP Measures); and
•a gain on investments carried at fair value (primarily the Company's investment in Atlantica) of $101.9 million (net of tax); partially offset by:
•other net losses of $7.5 million (net of tax) primarily due to costs associated with the strategic review and the pursuit of the Renewables Sale and write-offs of deferred financing costs on the redemption of debt.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

For the three months ended December 31, 2024, AQN reported Adjusted Net Earnings per common share of $0.06 as compared to $0.12 per common share during the same period in 2023, a decrease of $0.06 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $36.1 million period over period (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by:
•an increase of $5.4 million in the Regulated Services Group's Adjusted EBITDA, (see Caution Concerning Non-GAAP Measures), primarily due to the implementation of new rates; offset by:
•a decrease in the Corporate Group's Adjusted EBITDA of $17.8 million primarily due to a lower dividend from Atlantica as result of the sale of the Corporation's interest in Atlantica on December 12, 2024;
•an increase of $8.5 million in depreciation expense driven by additional capital invested by the Company; and
•an increase in interest expense of $13.6 million including a reclassification of $6.8 million in expense previously shown within non-controlling interests due to the reclassification of the $306.5 million secured credit facility held, prior to its repayment on June 20, 2024 by Liberty Development Energy Solutions B.V. (the "Margin Loan") and had no overall impact on net earnings and $5.7 million from borrowings at corporate facilities used to fund capital expenditures at the Renewable Energy Business.

For the three months ended December 31, 2024, basic net earnings per common share and Adjusted Net Earnings per common share were also impacted by the issuance of an aggregate of 76,909,700 common shares on June 17, 2024 in connection with the settlement of the Purchase Contracts that were components of the Company’s Green Equity Units (see Caution Concerning Non-GAAP Measures and Note 13 to the audited consolidated financial statements - Shareholder's capital).
For the three months ended December 31, 2024, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7148 as compared to 0.7343 in the same period in 2023, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0010 for the three months ended December 31, 2024 as compared to 0.0011 for the same period in 2023. As such, any period over period variance in revenue or expenses, in local currency, at any of AQN's Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN's reporting currency.
For the three months ended December 31, 2024, AQN reported total revenue of $584.8 million as compared to $588.2 million during the same period in 2023, a decrease of $3.4 million or 1%. The major factors impacting AQN's revenue in the three months ended December 31, 2024 as compared to the same period in 2023 are as follows:

(all dollar amounts in $ millions)	Three months ended December 31
Comparative Prior Period Revenue	$588.2
REGULATED SERVICES GROUP
Electricity: Increase is due to the implementation of new rates at the BELCO, CalPeco (CA) and Empire District Electric Systems, partially offset by decrease due to lower pass through commodity costs.	8.3
Natural Gas: Decrease is primarily due to lower pass through commodity costs, partially offset by increase due to the implementation of new rates at the Peach State (GA) and Midstates (IL) Gas Systems.	(15.2)
Water: Increase is primarily due to the implementation of new rates at the New York (NY) and Liberty Park (CA) Water Systems, partially offset by decrease due to the loss of the drought decoupling mechanism at the Liberty Park Water System.	5.9
Other:	0.7
Foreign Exchange	(2.2)

HYDRO GROUP	(0.8)
Foreign Exchange	(0.1)
Current Period Revenue	$584.8

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Annual Results From Operations1

Key Financial Information	Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2024	2023	2022
Revenue	$2,319.5	$2,403.9	$2,422.5
Net Revenue	1,748.9	1,686.9	1,597.8
Net earnings (loss) attributable to shareholders from continuing operations	65.3	(14.4)	(140.4)
Net earnings (loss) attributable to shareholders from discontinued operations	(1,445.8)	43.1	(71.5)
Net earnings (loss) attributable to common shareholders from continuing operations and discontinued operations	(1,391.0)	20.3	(220.7)
Cash provided by operating activities	481.7	628.0	711.8
Adjusted Net Earnings[2]	232.1	279.4	319.9
Adjusted EBITDA[2]	1,039.3	1,013.2	923.9
Adjusted EBITDA for Regulated Services Group	940.2	902.7	817.2
Adjusted EBITDA for Hydro Group	27.1	26.5	26.0
Adjusted EBITDA for Corporate Group	72.0	84.0	80.7
Adjusted Funds from Operations[2]	515.7	586.2	956.8
Dividends declared to common shareholders	260.0	301.8	486.0
Weighted average number of common shares outstanding	731,721,000	688,739,000	677,862,207
Per share
Basic net earnings (loss) from continuing operations	$0.07	$(0.03)	$(0.22)
Diluted net earnings (loss) from continuing operations	$0.07	$(0.03)	$(0.22)
Basic net earnings (loss) from discontinued operations	$(1.97)	$0.06	$(0.11)
Diluted net earnings (loss) from discontinued operations	$(1.97)	$0.06	$(0.11)
Adjusted Net Earnings[2]	$0.30	$0.39	$0.46
Dividends declared to common shareholders	$0.35	$0.43	$0.71
Total assets - Continuing and discontinued operations	16,961.8	18,374.0	17,627.6
Long-term debt - Continuing and discontinued operations	8,047.5	8,516.0	7,512.0

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the twelve months ended December 31, 2024, AQN reported net earnings attributable to shareholders of $65.3 million and basic net earnings per common share of $0.07. During the comparative period in 2023, the Company reported net loss attributable to shareholders of $14.4 million and basic net loss per common share of $0.03. The net earnings attributable to shareholders increased by $79.7 million and the basic net earnings per common share increased by $0.10.
The net earnings attributable to shareholders of $65.3 million for the twelve months ended December 31, 2024 includes loss from continuing operations of $9.6 million offset by HLBV and other adjustments attributable to non-controlling interests of $74.9 million. The net earnings attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $232.1 million, as further discussed below (see Caution Concerning Non-GAAP Measures); and
•a net gain on investments carried at fair value (primarily the Company's investment in Atlantica) of $18.9 million (net of tax and legal costs associated with the sale); partially offset by:
•deferred tax expense of $168.6 million mainly relating to the valuation allowance on Canadian deferred tax assets; and;
•other net losses of $15.9 million (net of tax), mainly relating to restructuring costs and other miscellaneous write-offs.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	14

The net loss attributable to shareholders of $14.4 million for the twelve months ended December 31, 2023 includes loss from continuing operations of $25.1 million partially offset by HLBV and other adjustments attributable to non-controlling interests of $10.6 million. The net loss attributable to shareholders was primarily driven by:
•Adjusted Net Earnings of $279.4 million, as further discussed below (see Caution Concerning Non-GAAP Measures); offset by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $186.8 million (net of tax);
•loss on foreign exchange of $12.2 million (net of tax) due to exchange rate fluctuations between U.S. dollars and Canadian dollars; and
•other net losses of $91.6 million (net of tax) primarily due to $63.5 million of costs written off at Empire related to securitization and $46.5 million incurred as a result of the termination of the purchase agreement pursuant to which Liberty Utilities had agreed to acquire Kentucky Power Company and AEP Kentucky Transmission Company Inc. (the "Kentucky Power Transaction Termination").
For the twelve months ended December 31, 2024, AQN reported Adjusted Net Earnings per common share of $0.30 compared to $0.39 per common share during the same period in 2023, a decrease of $0.08 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $47.3 million year over year (see Caution Concerning Non-GAAP Measures), primarily due to:
•an increase of $37.5 million in the Regulated Services Group's Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) primarily due to the implementation of new rates; offset by:
•a decrease in the Corporate Group's Adjusted EBITDA of $11.0 million primarily due to a lower dividend from Atlantica as result of the sale of the Company's ownership interest in Atlantica on December 12, 2024;
•an increase in interest expense of $55.2 million including a reclassification of $25.9 million in expense previously shown in non-controlling interest due to reclassification of the Margin Loan and had no overall impact on net earnings, $13.6 million attributable to an increase in interest rates and $15.7 million from borrowings at corporate facilities used to fund capital expenditures at the Renewable Energy Business; and
•an increase in depreciation expense of $41.6 million, driven by additional capital invested by the Company.
For the twelve months ended December 31, 2024, basic net earnings per common share and Adjusted Net Earnings per common share were also impacted by the issuance of an aggregate of 76,909,700 common shares on June 17, 2024 in connection with the settlement of the Purchase contracts that were components of the Company’s Green Equity Units (see Caution Concerning Non-GAAP Measures and Note 13 to the audited consolidated financial statements - Shareholder's capital).
For the twelve months ended December 31, 2024, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7299 as compared to 0.7410 in the same period in 2023, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the twelve months ended December 31, 2024 as compared to 0.0012 for the same period in 2023. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN's Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN's reporting currency.
For the twelve months ended December 31, 2024, AQN reported total revenue of $2,319.5 million as compared to $2,403.9 million during the same period in 2023, a decrease of $84.4 million or 3.5%. The major factors resulting in the decrease in AQN's revenue for the twelve months ended December 31, 2024 as compared to the same period in 2023 are as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Twelve months ended December 31
Comparative Prior Period Revenue	$2,403.9
REGULATED SERVICES GROUP
Electricity: Decrease is primarily due to lower pass through costs, partially offset by increase due to the implementation of new rates at the BELCO, CalPeco (CA), and Empire District Electric Systems and temporary rates at the Granite State (NH) Electric System. One-time revenues in the second quarter of 2023 from a retroactive rate increase at the CalPeco (CA) Electric System partially offset the increase in revenue	(14.0)
Natural Gas: Decrease is primarily due to lower pass through commodity costs, partially offset by increase due to the implementation of new rates at the Peach State (GA), Midstates (IL) and St. Lawrence (NY) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	(75.3)
Water: Increase is primarily due to the implementation of new rates at the New York (NY), Pine Bluff (AR), and Liberty Park (CA) Water Systems.	17.5
Other:	(1.2)
Foreign Exchange	(12.0)

HYDRO GROUP	0.6

Current Period Revenue	$2,319.5

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Net Earnings Summary
For the three months ended December 31, 2024, the Company reported net loss attributable to shareholders of $107.5 million, which includes loss from continuing operations of $127.3 million partially offset by HLBV and other adjustments attributable to non-controlling interests of $19.7 million. The net earnings attributable to shareholders was $169.8 million for the comparable period in 2023, which includes loss from continuing operations of $161.6 million and HLBV and other adjustments attributable to non-controlling interests of $8.2 million. The net earnings from continuing operations attributable to shareholders decreased by $277.3 million or 163.3%.
For the twelve months ended December 31, 2024, the Company reported net earnings attributable to shareholders of $65.3 million, which includes loss from continuing operations of $9.6 million offset by HLBV and other adjustments attributable to non-controlling interests of $74.9 million. The net loss attributable to shareholders was $14.4 million for the comparable period in 2023, which includes loss from continuing operations of $25.1 million partially offset by HLBV and other adjustments attributable to non-controlling interests of $10.6 million. The net earnings from continuing operations attributable to shareholders increased by $79.7 million or 553.5%.
The following table outlines the changes to net earnings (loss) attributable to shareholders for the three and twelve months ended December 31, 2024 as compared to the same period in 2023.

Change in net earnings (loss) attributable to shareholders[1]	Three months ended	Twelve months ended
	December 31	December 31
(all dollar amounts in $ millions)	2024	2024
Net earnings / (loss) attributable to shareholders – Prior Period Balance	$169.8	$(14.4)
Adjusted EBITDA[2]	(13.5)	26.1
Depreciation and amortization	(8.5)	(41.6)
Foreign exchange	5.7	10.1
Interest expense	(13.6)	(55.2)
Change in value of investments carried at fair value	(119.5)	237.0
Other net losses	3.2	94.7
Pension and post-employment non-service costs	1.0	5.8
Gain on derivative financial instruments	(0.2)	(3.8)
Income tax expense	(140.5)	(223.9)
Asset impairment charge	1.5	1.5
Net earnings attributable to non-controlling interests, exclusive of HLBV	7.1	29.0
Net earnings attributable to shareholders – Current Period Balance	$(107.5)	$65.3

Change in Net Earnings (loss) ($)	$(277.3)	$79.7
Change in Net Earnings (loss) (%)	163.3%	553.5%

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
During the three months ended December 31, 2024, cash provided by operating activities totaled $48.1 million as compared to $200.7 million during the same period in 2023, a decrease of $152.6 million primarily as a result of changes in working capital items of $86.7 million (see Note 22 to the audited consolidated financial statements - Non Cash Operating Items) and a decrease of $15.9 million in distributions received from equity investments (net of income). During the three months ended December 31, 2024, Adjusted Funds from Operations totaled $81.7 million as compared to $151.6 million during the same period in 2023, a decrease of $69.9 million (see Caution Concerning Non-GAAP Measures).
During the twelve months ended December 31, 2024, cash provided by operating activities totaled $481.7 million as compared to $628.0 million during the same period in 2023, a decrease of $146.3 million primarily as a result of changes in working capital items of $53.1 million (see Note 22 to the audited consolidated financial statements - Non Cash Operating Items) and a decrease of $30.5 million in distributions received from equity investments (net of income). During the twelve months ended December 31, 2024, Adjusted Funds from Operations totaled $515.7 million as compared to

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

$586.2 million during the same period in 2023, a decrease of $70.5 million (see Caution Concerning Non-GAAP Measures).

2024 Adjusted EBITDA Summary1
Adjusted EBITDA for the three months ended December 31, 2024 totaled $248.6 million as compared to $262.1 million during the same period in 2023, a decrease of $13.5 million or 5.2% (see Caution Concerning Non-GAAP Measures). Adjusted EBITDA for the twelve months ended December 31, 2024 totaled $1,039.3 million as compared to $1,013.2 million during the same period in 2023, an increase of $26.1 million or 2.6%. The breakdown of Adjusted EBITDA by the Company's main business units and a summary of changes are shown below.

	Three months ended		Twelve months ended
Adjusted EBITDA[2] by business units	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Adjusted EBITDA for Regulated Services Group[2]	$234.4	$229.0	$940.2	$902.7
Adjusted EBITDA for Hydro Group[2]	6.1	7.0	27.1	26.5
Adjusted EBITDA for Corporate Group[2]	8.1	26.1	72.0	84.0
Total AQN Adjusted EBITDA[2]	$248.6	$262.1	$1,039.3	$1,013.2
Change in Adjusted EBITDA[2] ($)	$(13.5)		$26.1
Change in Adjusted EBITDA[2] (%)	(5.2)%		2.6%

Change in Adjusted EBITDA[2] Breakdown	Three months ended December 31, 2024
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Prior period balances	$229.0	$7.0	$26.1	$262.1
Electricity	0.5	—	—	0.5
Natural Gas	5.8	—	—	5.8
Water	(0.1)	—	—	(0.1)
Atlantica	—	—	$(10.9)	(10.9)
Other	0.2	(1.1)	(7.1)	(8.0)
Foreign Exchange Impact	(1.0)	0.2	—	(0.8)
Total change during the period	$5.4	$(0.9)	$(18.0)	$(13.5)
Current period balances	$234.4	$6.1	$8.1	$248.6

Change in Adjusted EBITDA[2] Breakdown	Twelve months ended December 31, 2024
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Prior period balances	$902.7	$26.5	$84.0	$1,013.2
Electricity	59.6	—	—	59.6
Natural Gas	(11.5)	—	—	(11.5)
Water	1.1	—	—	1.1
Atlantica	—	—	76.3	76.3
Other	(8.0)	0.7	(88.3)	(95.6)
Foreign Exchange Impact	(3.7)	(0.1)	—	(3.8)
Total change during the period	$37.5	$0.6	$(12.0)	$26.1
Current period balances	$940.2	$27.1	$72.0	$1,039.3

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

REGULATED SERVICES GROUP
The Regulated Services Group primarily operates rate-regulated utilities that as of December 31, 2024 provided electric generation and transmission services as well as distribution services in the electric, natural gas and water and wastewater sectors to approximately 1,265,000 customer connections, which is an increase of approximately 9,000 customer connections as compared to December 31, 2023.
In addition to pursuing organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through acquisitions of additional utility systems and pursuing capital investment opportunities.

Utility System Type	As at December 31
	2024			2023
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	5,454.5	910.4	310,000	5,134.3	865.7	309,000
Natural Gas	1,921.4	363.2	378,000	1,830.4	354.2	375,000
Water and Wastewater	1,786.0	384.6	577,000	1,672.6	379.5	572,000
Other	116.5	29.7		308.4	24.6
Total	$9,278.4	$1,687.9	1,265,000	$8,945.7	$1,624.0	1,256,000

Accumulated Deferred Income Taxes Liability	$833.6			$750.8

1	Net Utility Sales for the twelve months ended December 31, 2024 and 2023. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution,generation and transmission systems are comprised of regulated electrical distribution utility systems that served approximately 310,000 customer connections in the U.S. States of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda at December 31, 2024.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems that served approximately 378,000 customer connections located in the U.S. States of of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York, and in the Canadian Province of New Brunswick as at December 31, 2024.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater utility systems that served approximately 577,000 customer connections located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas, as well as in Chile, as at December 31, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2024 Annual Usage Results

Electric Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Average Active Electric Customer Connections For The Period
Residential	263,300	262,900	263,400	262,700
Commercial and industrial	43,200	42,900	43,000	42,700
Total Average Active Electric Customer Connections For The Period	306,500	305,800	306,400	305,400

Customer Usage (GW-hrs)
Residential	583.3	635.1	2,777.8	2,741.5
Commercial and industrial	900.7	902.2	3,721.7	3,820.0
Total Customer Usage (GW-hrs)	1,484.0	1,537.3	6,499.5	6,561.5
For the three months ended December 31, 2024, the electric distribution systems' usage totaled 1,484.0 GW-hrs as compared to 1,537.3 GW-hrs for the same period in 2023, a decrease of 53.3 GW-hrs or 3.5%. The decrease in electricity consumption is primarily due to unfavorable weather at the Empire District Electric System.
For the twelve months ended December 31, 2024, the electric distribution systems' usage totaled 6,499.5 GW-hrs as compared to 6,561.5 GW-hrs for the same period in 2023, a decrease of 62 GW-hrs or 0.9%. The decrease in electricity consumption is primarily due to unfavorable weather at the Empire District Electric System.
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Average Active Natural Gas Customer Connections For The Period
Residential	322,700	319,100	323,000	321,100
Commercial and industrial	40,300	40,300	40,000	39,800
Total Average Active Natural Gas Customer Connections For The Period	363,000	359,400	363,000	360,900

Customer Usage (MMBTU)
Residential	4,941,000	4,664,000	19,770,000	19,128,000
Commercial and industrial	5,114,000	5,298,000	20,301,000	20,619,000
Total Customer Usage (MMBTU)	10,055,000	9,962,000	40,071,000	39,747,000
For the three months ended December 31, 2024, usage at the natural gas distribution systems totaled 10,055,000 MMBTU as compared to 9,962,000 MMBTU during the same period in 2023, an increase of 93,000 MMBTU, or 0.9%. The increase is primarily due to a one-time billing that occurred in the first quarter of 2024 pertaining to usage in the fourth quarter of 2023 at the Midstates Gas System, partially offset by unfavorable weather at the EnergyNorth Gas System.
For the twelve months ended December 31, 2024, usage at the natural gas distribution systems totaled 40,071,000 MMBTU as compared to 39,747,000 MMBTU during the same period in 2023, an increase of 324,000 MMBTU, or 0.8%. The increase is primarily due to a one-time billing that occurred in the first quarter of 2024 pertaining to usage in the fourth quarter of 2023 at the Midstates Gas System
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

Water and Wastewater Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Average Active Customer Connections For The Period
Wastewater customer connections	55,600	55,500	55,700	55,600
Water distribution customer connections	513,300	506,300	510,600	504,800
Total Average Active Customer Connections For The Period	568,900	561,800	566,300	560,400

Gallons Provided (millions of gallons)
Wastewater treated	963	902	3,716	3,541
Water provided	10,204	10,188	39,747	41,078
Total Gallons Provided (millions of gallons)	11,167	11,090	43,463	44,619
For the three months ended December 31, 2024, the water and wastewater distribution systems provided approximately 10,204 million gallons of water to customers and treated approximately 963 million gallons of wastewater. This is compared to 10,188 million gallons of water provided and 902 million gallons of wastewater treated during the same period in 2023, an increase in total gallons provided of 16 million or 0.2% and an increase in total gallons treated of 61 million or 6.8%. This increase in water provided is primarily due to customer growth at the New York Water System. The increase in wastewater treated is primarily due to the opening of a new wastewater treatment plant at the Litchfield Park Water System.
For the twelve months ended December 31, 2024, the water and wastewater distribution systems provided approximately 39,747 million gallons of water to customers and treated approximately 3,716 million gallons of wastewater. This is compared to 41,078 million gallons of water provided and 3,541 million gallons of wastewater treated during the same period in 2023, a decrease in total gallons provided of 1,330 million or 3.2% and an increase in total gallons treated of 175 million or 4.9%. This decrease in water provided is due to one-time billing adjustments related to the prior year in the first three quarters of 2023, partially offset by customer growth at the New York Water System. The increase in wastewater treated is primarily due to customer growth and the opening of a new wastewater treatment plant at the Litchfield Park Water System.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 Regulated Services Group Adjusted EBITDA

	Three months ended				Twelve months ended
	December 31				December 31
(all dollar amounts in $ millions)	2024		2023		2024		2023
Revenue
Regulated electricity distribution	$304.6		$297.0		$1,276.1		$1,295.5
Less: Regulated electricity purchased	(85.1)		(95.7)		(365.7)		(429.8)
Net Utility Sales – electricity[1]	219.5		201.3		910.4		865.7
Regulated gas distribution	152.5		167.4		546.4		621.3
Less: Regulated gas purchased	(51.1)		(71.6)		(183.2)		(267.1)
Net Utility Sales – natural gas[1]	101.4		95.8		363.2		354.2
Regulated water reclamation and distribution	104.0		100.5		406.1		399.1
Less: Regulated water purchased	(6.5)		(5.9)		(21.5)		(19.6)
Net Utility Sales – water reclamation and distribution[1]	97.5		94.6		384.6		379.5
Other revenue[2]	15.2		11.5		53.4		51.1
Less: Other Cost of Sales	(7.6)		(7.9)		(23.7)		(26.5)
Net Utility Sales[1,3]	426.0	-	395.3	-	1,687.9	-	1,624.0
Operating expenses	(223.2)		(194.7)		(861.8)		(811.6)
Income from long-term investments	10.4		11.6		33.5		45.0
HLBV[4]	21.2		16.8		80.6		45.3
Adjusted EBITDA [1,5]	$234.4		$229.0		$940.2		$902.7

1	See Caution Concerning Non-GAAP Measures.
2	See Note 20 in the audited consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Adjusted EBITDA to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the audited consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

2024 Fourth Quarter Operating Results
For the three months ended December 31, 2024, the Regulated Services Group reported revenue of $561.1 million (comprised of $304.6 million of regulated electricity distribution, $152.5 million of regulated gas distribution and $104.0 million of regulated water reclamation and distribution) as compared to revenue of $564.9 million in the comparable period in the prior year (comprised of $297.0 million of regulated electricity distribution, $167.4 million of regulated gas distribution and $100.5 million of regulated water reclamation and distribution).
For the three months ended December 31, 2024, the Regulated Services Group reported Adjusted EBITDA of $234.4 million as compared to $229.0 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended December 31
Prior Period Adjusted EBITDA[1]	$229.0

Electricity: Increase is due to implementation of new rates at the BELCO, CalPeco (CA) and Empire District Electric Systems; partially offset by higher operating expenses at Empire District Electric System including approximately $3.6 million of one-time lower wind maintenance expenses in the fourth quarter of 2023, higher bad debt expense of $2 million and higher insurance costs of $3.9 million.	0.5
Natural Gas: Increase is primarily due to the implementation of new rates at the Peach State (GA) and Midstates (IL) Gas Systems, higher Gas System Enhancement Plan mechanism revenues at the New England (MA) Gas System and lower bad debt expense at the EnergyNorth (NH) Gas System.	5.8
Water: Decrease due to the loss of the drought revenue mechanism at the Liberty Park Water (CA) System which had a $4 million impact. The decrease is also driven by approximately $2.0 million of one-time revenues from the sale of effluent credits at the Litchfield Park (AZ) Water System and Gold Canyon (AZ) Sewer Systems water and sewer system recorded in 2023. It was offset by an increase due to the implementation of new rates at the New York (NY) and Liberty Park (CA) Water Systems.	(0.1)
Other:	0.2
Foreign Exchange	(1.0)
Current Period Adjusted EBITDA[1]	$234.4

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

2024 Annual Operating Results
For the twelve months ended December 31, 2024, the Regulated Services Group reported revenue of $2,228.6 million (comprised of $1,276.1 million of regulated electricity distribution revenue, $546.4 million of regulated natural gas distribution revenue and $406.1 million of regulated water reclamation and distribution revenue) as compared to revenue of $2,315.7 million in the same period in the prior year (comprised of $1,295.5 million of regulated electricity distribution revenue, $621.3 million of regulated natural gas distribution revenue and $399.1 million of regulated water reclamation and distribution revenue).
For the twelve months ended December 31, 2024, the Regulated Services Group reported Adjusted EBITDA of $940.2 million as compared to $902.7 million in the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Twelve months ended December 31
Prior Period Adjusted EBITDA[1]	$902.7

Electricity:
Increase is primarily due to:
–implementation of new rates of $33.9 million at the BELCO (effective in the second quarter of 2024, retroactive to the first quarter of 2024), CalPeco (CA), and Empire District Electric Systems, partially offset by one-time revenues in the second quarter of 2023 from a retroactive rate increase at the CalPeco (CA) Electric System.
–higher HLBV income of $35.2 million as a result of normalized wind resources;
–recovery of securitized regulatory assets of $31.6 million at the Empire District Electric System;
partially offset by:
–unfavourable weather of $2.2 million; and
–higher operating expenses of $38 million, primarily at the Empire District Electric System, Calpeco and the Granite State Electric System. The increased operating expenses include increased bad debt expense of $4.4 million, increased insurance and property tax expense of $8.3 million and $9.7 million of one time regulatory assets write-offs and capitalization true-ups. The remaining increase in operating expense is primarily driven by increased labour costs as a result of inflationary pressure on salaries, as well as lower capitalization as the Company reduces its capital intensity, these labour cost increases were partially offset by cost saving initiatives implemented during 2024.
59.6
Natural Gas: Decrease is primarily related to: –$9.6 million one-time capitalization correction; and –an increase in bad debt expense of approximately $6.1 million; partially offset by: –implementation of new rates of $4.2 million at the Peach State (GA), Midstates (IL) and St. Lawrence (NY) Gas Systems and temporary rates at the EnergyNorth (NH) Gas System.	(11.5)
Water:
Increase is primarily due to:
–implementation of new rates of $17.0 million at the New York (NY) (effective in the third quarter of 2024, retroactive to the second quarter of 2024), Pine Bluff (AR), and Liberty Park (CA) Water Systems;
partially offset by increased operating expense including:
–$1.7 million one-time regulatory asset write-off relating to the New York (NY) Water System rate order,
–$3.3 million of increased operating costs related to opening the Sarival treatment plant at the Litchfield Park (AZ) Water and Sewer Systems
–$3.8 million in higher insurance and property tax expense.
–approximately $4.0 million of one-time revenues from the sale of effluent credits at the Litchfield Park (AZ) Water System and Gold Canyon (AZ) Sewer Systems recorded in 2023.
1.1
Other: Decrease is primarily due to lower interest income on regulatory asset accounts primarily related to the Empire District Electric System bond securitization. Proceeds from securitization were used to repay long-term debt resulting in decreased interest expense.	(8.0)
Foreign Exchange	(3.7)
Current Period Adjusted EBITDA[1]	$940.2
[1] See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

Regulatory Proceedings
2024 represents the most active rate case schedule in the Company’s history as the Company focuses on improving its earnings. In the fourth quarter of 2024, the Company filed rate cases at its Empire District Electric (Missouri) and St. Lawrence Gas Systems and anticipates filing rate cases for its Empire District Gas System, Litchfield Park Water System, and New England Natural Gas System in the first half of 2025. Timing of the filing of these rate cases is dependent on, among other things, the successful adoption and use of the Company's recently deployed customer solution technology platform.
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2024 within the Regulated Services Group.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	General Rate Case ("GRC")	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

Empire District Electric	Arkansas	GRC	$7.3
On February 14, 2023, filed an application seeking an increase in revenues of $7.3 million based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5.3 million based on a 44% equity ratio phased in over three years. New rates became effective January 1, 2024.

BELCO	Bermuda	GRC	$59.1
On October 17, 2023, filed its revenue allowance application in which it requested a $59.1 million increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33.6 million for 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Midstates Gas	Illinois	GRC	$5.3	On December 20, 2023, filed an application seeking an increase in revenues of $5.3 million based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission ("ICC Staff") filed testimony recommending a $0.6 million rate decrease. On May 16, 2024, the Company filed updated rebuttal testimony revising its proposed revenue increase to $4.6 million. On June 20, 2024, ICC Staff filed its rebuttal testimony recommending a base rate revenue increase of $2.1 million, and the Company filed surrebuttal testimony revising its proposed revenue increase to $4.1 million. A hearing was held on June 27, 2024. On July 25, 2024, the ICC Staff filed a legal brief recommending a revenue increase of $3.1 million. On October 31, 2024, the ICC issued a final order approving a total increase of $3.2 million or 22.32% in base rate revenues. The rate increase reflects an approved rate of return of 7.54% that incorporates a ROE of 9.90% and long-term debt cost rate of 5.60%. New rates took effect November 15, 2024.
Midstates Gas	Missouri	GRC	$13.2	On February 9, 2024, filed an application seeking an increase in revenues of $13.2 million based on an ROE of 10.80% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission and Office of the Public Counsel ("OPC") filed direct testimony. Staff proposed a base revenue increase of $4.4 million based on a 50% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024 the parties filed rebuttal testimony. On September 19, 2024 the parties filed surrebuttal testimony. On October 9, 2024, Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9.1 million. On November 6, 2024, the Commission unanimously voted to approve the settlement agreement. A written order was issued January 2, 2025 with new rates effective January 8, 2025.
New York Water	New York	GRC	$39.7
On May 4, 2023, filed an application seeking an increase in revenues of $39.7 million based on an ROE of 10% and an equity ratio of 50%. On May 31, 2024, the Staff of the Department of Public Service and the Company filed a joint proposal resolving all contested issues. On July 16, 2024, an evidentiary hearing was held on the joint proposal. On August 15, 2024, the Commission issued an order approving the joint proposal and authorizing a $38.6 million increase in revenues over a three-year rate plan ($26.3 million in Year 1, $6.1 million in Year 2 and $6.2 million in Year 3). New rates became effective September 1, 2024 and are being collected retroactive to April 1, 2024 through a make whole surcharge that will be in effect from September 1, 2024 through March 31, 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
New Brunswick Gas	New Brunswick	GRC	$1.6
On April 15, 2024, filed an application seeking an increase in revenues of $1.6 million based on an ROE of 9.80% and an equity ratio of 45%. On August 16, 2024 The Office of the Public Intervenor filed testimony. On September 27, 2024 the Company filed rebuttal testimony. An evidentiary hearing was held on October 4, 7 and 8, 2024. On December 31, 2024, the New Brunswick Energy & Utilities Board issued an order authorizing an annual increase in revenue of $1.2 million.

Completed Rate Reviews subsequent to year-end
Missouri Water	Missouri	GRC	$8.1
On March 13, 2024, filed an application seeking an increase in revenues of $8.1 million based on an ROE of 10.62% and an equity ratio of 52.6%. On August 20, 2024 Staff filed direct testimony recommending an increase in annual revenues of $7.8 million based on an ROE of 9.45% and an equity ratio of 50%. The City of Bolivar recommended an increase in annual revenues of $7.5 million. On September 27, 2024 the parties filed rebuttal testimony. Surrebuttal testimony was filed on October 24, 2024. On December 6, 2024, a Unanimous Global Stipulation & Agreement was filed with the MPSC with an annual revenue increase of approximately $6.2 million. The MPSC issued an order approving the settlement on January 23, 2025. New rates will be effective on March 1, 2025.

Arkansas Water	Arkansas	GRC	$2.3
On March 14, 2024, filed an application seeking an increase in revenues of $2.3 million based on an ROE of 10.62% and an equity ratio of 52.5%. On August 27, 2024, Staff filed testimony recommending an annual revenue increase of $1.5 million, based on an ROE of 9.80%. On September 24, 2024, the Company filed rebuttal testimony updating its proposed annual revenue increase to $1.8 million. Surrebuttal testimony was filed by the parties on October 22, 2024 and the Company's surrebuttal testimony was filed on October 29, 2024. On November 12, 2024, the Company and the Staff of the Arkansas Public Service Commission (“APSC”) filed a settlement with an annual revenue increase of $1.5 million. On January 14, 2025, the APSC issued an order approving the settlement agreement and ordered compliance tariffs to be filed within seven days of the January 14, 2025 order. The APSC approved the compliance tariffs on February 7, 2025. New rates are effective March 1, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
Granite State Electric	New Hampshire	GRC	$15.5
On May 5, 2023, filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023. On December 13, 2023, the Department of Energy ("DOE") filed a motion seeking to dismiss the case. An evidentiary hearing was held on January 23, 2024. The case has been stayed by the New Hampshire Public Utilities Commission ("NHPUC") until May 15, 2024 so that it may contemplate the motion and the Company's third-party review of its financial information. On April 2, 2024 the NHPUC directed the Company to cooperate with the DOE and all other parties to develop a mutually-agreeable scope of work for the third-party report, to be filed with the NHPUC no later than April 15, 2024. Because there was not agreement on the scope of work, the Company filed the third-party report which concluded that the accounting information included in the rate filing provides a sufficient basis for determining the Company’s revenue requirement and that 2023 accounting data provides a sufficient basis for inclusion in the Company’s regulatory filings. On April 24, 2024, the Company filed an updated revenue requirement, seeking an increase in revenues of $14.7 million. On April 30, 2024, the NHPUC rejected the scope of the third-party report that was submitted, ordered an independent audit facilitated by the DOE with a procedural schedule for the next phase of the proceeding due no later than May 20, 2024, and deferred a ruling on the DOE motion to dismiss. The NHPUC extended the stay until September 16, 2024 to assess the issues that have been raised in the docket and called for a status report required by August 30, 2024. On September 30, 2024, the Company notified the NHPUC that the parties were engaged in settlement discussions. The parties filed a settlement agreement on November 18, 2024. A hearing on the settlement agreement was held on January 15, 2025. Initial briefs on the Commission's authority to approve the settlement were filed January 31, 2025. Another hearing is scheduled for March 20, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
EnergyNorth Gas	New Hampshire	GRC	$27.5
On July 27, 2023, filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the Commission on October 31, 2023. The temporary rate increase is retroactive to October 1, 2023. On February 5, 2024, the Company requested that the NHPUC stay the case until April 12, 2024 so that the Company can provide the Commission with a third-party review of the financial information upon which the revenue requirement is predicated. On February 16, 2024, the DOE filed a motion seeking to dismiss the case. On March 14, 2024 the Commission issued an order staying the case until June 7, 2024, so that it may contemplate the motion and so that the Company can provide the NHPUC with a third-party review of the financial information within the rate application. On April 17, 2024, the Company filed a proposed scope for the third-party review. On August 16, 2024 the DOE filed a status update informing NHPUC that the parties met to discuss a comprehensive settlement of all issues in the case and intend to more fully engage in settlement discussions once a settlement in the Granite State Electric case is reached. On November 20, 2024, the NHPUC extended the stay of the proceeding to accommodate settlement negotiations until January 21, 2025. On January 23, 2025, the NHPUC further extended the stay of the proceeding until April 24, 2025.

Rio Rico Water & Sewer, Bella Vista Water, Beardsley Water, Cordes Lakes Water	Arizona	GRC	$6
On December 28, 2023, filed an application seeking an increase in revenues of $6.0 million based on an ROE of 10.95% and an equity ratio of 54%. On June 26, 2024, the Arizona Corporation Commission ("ACC") granted the Company's request to extend the procedural schedule with a hearing on the merits scheduled for March 24-28, 2025. Staff testimony, which recommends an increase of $2.9 million in revenue based on an ROE of 9.4% and an equity ratio of 54%, was filed and supplemented on January 8, 2025. On February 5, 2025, the Company notified the ACC that the parties had reached a settlement in principle that would resolve all matters in the rate case. The parties filed a settlement agreement on February 21, 2025, which would result in an increase in revenues of $4.2 million.

Park Water	California	GRC	$9.3
On January 2, 2024, filed an application seeking an increase in revenues of $9.3 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission filed testimony recommending a $2.4 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $9.0 million revenue increase. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Park Water's ROE to 9.57%.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Apple Valley Water	California	GRC	$3.1
On January 2, 2024, filed an application seeking an increase in revenues of $3.1 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission (the "California PUC") filed testimony recommending a $3.9 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking $2.9 million revenue increase. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Apple Valley Water’s ROE to 9.57%.

CalPeco Electric	California	GRC	$39.8
On September 20, 2024, filed an application seeking an increase in revenues of $39.8 million based on an ROE of 11% and an equity ratio of 52.5%. On March 5, 2025, the Company filed a motion requesting that interim rates be set at 50% of the Company's proposed Revenue Requirement, on a monthly basis as of June 1, 2025.

Empire Electric	Missouri	GRC	$92.1
On November 6, 2024, filed an application seeking an increase in net operating revenues of $92.1 million based on an ROE of 10% and an equity ratio of 53.1%. On February 3, 2025, Staff of the MPSC and the Office of the Public Counsel filed motions to dismiss the case. The Company withdrew its tariff sheets on February 26, 2025 and refiled revised tariff sheets on the same day seeking a base rate revenue increase of $152.8 million; when considering the rebasing of test year revenues for fuel and purchased power costs and the energy efficiency cost recovery rate, the filing continues to seek a net operating revenue increase of $92.1 million. On March 5, 2025, the MPSC suspended the new tariff sheets until January 2, 2026 and ordered the parties to file an updated procedural schedule no later than March 26, 2025.

St.Lawrence Gas	New York	GRC	$2.2	On November 27, 2024, filed an application seeking an increase of revenues of $2.2 million based on an ROE of 9.9% and an equity ratio of 48%.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

CORPORATE GROUP ADJUSTED EBITDA
Key financial information related to the Corporate Group is as follows:

2024 Corporate Group Adjusted EBITDA[1,2]
	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023

Revenue	0.4	0.5	1.4	1.4
Add: Interest, dividend, equity and other income	11.7	29.3	80.0	86.6
Less: Operating expenses	4.0	3.7	9.4	4.0
Corporate Group Adjusted EBITDA[1]	8.1	26.1	72.0	84.0

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the audited consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

For the three months ended December 31, 2024 the interest, dividend, equity and other income, primarily includes dividends from Atlantica of $10.9 million as compared to $21.6 million during the same period in 2023. For the twelve months ended December 31, 2024, the interest, dividend, equity and other income, primarily includes dividends from Atlantica of $76.3 million as compared to $87.2 million during the same period in 2023. The decrease is primarily due to a lower dividend from Atlantica as result of closing of the sale of the Company's ownership interest in Atlantica on December 12, 2024.
For the three and the twelve months ended December 31, 2024, the increase in operating expenses was primarily due to indirect allocations that were not allocated from the Corporate Group to the renewable energy group (excluding hydro) as a result of it being classified as discontinued operations.
HYDRO GROUP ADJUSTED EBITDA
Key financial information related to the Hydro Group is as follows:

2024 Hydro Group Adjusted EBITDA[1,2]
	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$8.1	$8.6	$35.3	$34.3
Less: Cost of Sales - Hydro	—	0.1	0.2	0.5
Add: Other income	—	0.3	0.8	1.3
Less: Operating expenses	2.0	1.8	8.8	8.6
Hydro Group Adjusted EBITDA[1]	$6.1	$7.0	$27.1	$26.5

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

AQN: OTHER EXPENSES

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Other expenses:
Loss on foreign exchange	(0.3)	5.4	3.5	13.7
Interest expense	89.4	75.8	363.6	308.4
Depreciation and amortization	99.6	91.1	395.7	354.1
Change in value of investments carried at fair value	2.0	(117.5)	(21.7)	215.3
Interest, dividend, equity, and other income	(11.9)	(29.3)	(79.8)	(86.5)
Pension and other post-employment non-service costs	3.7	4.7	14.1	19.9
Other net losses	7.1	10.3	27.0	121.7
Gain on derivative financial instruments	(0.4)	(0.6)	(0.8)	(4.6)
Income tax expense (recovery)	153.5	13.0	186.8	(37.1)
2024 Fourth Quarter Other Expenses
For the three months ended December 31, 2024, interest expense totaled $89.4 million as compared to $75.8 million in the same period in 2023. The increase was primarily driven by increase in interest rates, increased borrowings to support growth initiatives as well as reclassification of the Margin Loan as debt.
For the three months ended December 31, 2024, depreciation expense totaled $99.6 million as compared to $91.1 million in the same period in 2023.
For the three months ended December 31, 2024, change in investments carried at fair value totaled a loss of $2.0 million as compared to a gain of $117.5 million in the same period in 2023. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 8 in the audited consolidated financial statements). During the quarter, the Company sold its investment in Atlantica.
For the three months ended December 31, 2024, pension and post-employment non-service costs totaled $3.7 million as compared to $4.7 million in the same period in 2023. The decrease was primarily due to higher expected return on plan assets.
For the three months ended December 31, 2024, other net losses were $7.1 million as compared to $10.3 million in the same period in 2023. The decrease was due to regulatory asset write-downs and other miscellaneous write downs, not material year over year. See Note 18 in the audited consolidated financial statements.
For the three months ended December 31, 2024, the gain on derivative financial instruments totaled $0.4 million as compared to a gain of $0.6 million in the same period in 2023. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates.
For the three months ended December 31, 2024, an income tax expense of $153.5 million was recorded as compared to an income tax expense of $13.0 million during the same period in 2023. The increase in income tax expense was primarily due to the valuation allowance on Canadian deferred tax assets and the effect from the restructuring of certain intercompany financing arrangements which were executed in advance of the implementation of global minimum tax rules in the various jurisdictions in which the Company operates. These tax impacts were partially offset by the tax effects from the investment in Atlantica and lower earnings.
2024 Annual Other Expenses
For the twelve months ended December 31, 2024, interest expense totaled $363.6 million as compared to $308.4 million in the same period in 2023. The increase was primarily due to increase in interest rates, increased borrowings to support growth initiatives as well as reclassification of the Margin Loan as debt.
For the twelve months ended December 31, 2024, depreciation expense totaled $395.7 million as compared to $354.1 million in the same period in 2023. The increase was primarily due to higher overall property, plant and equipment.
For the twelve months ended December 31, 2024, change in investments carried at fair value totaled a gain of $21.7 million as compared to a loss of $215.3 million in the same period in 2023. The Company records certain of its

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 8 in the audited consolidated financial statements). The Company sold its investment in Atlantica during the fourth quarter of 2024.
For the twelve months ended December 31, 2024, pension and post-employment non-service costs totaled $14.1 million as compared to $19.9 million in the same period in 2023. The decrease was primarily due to higher expected return on plan assets.
For the twelve months ended December 31, 2024, other net losses were $27.0 million as compared to $121.7 million in the same period in 2023. The decrease was primarily due to a loss of $46.5 million related to the Kentucky Power Transaction Termination and securitization costs related to the Empire District Electric Systems of $63.5 million written off during the twelve months ended December 31, 2023, partially offset by a $12.0 million contingent gain recorded in 2023 resulting from settlement of the purchase price of the Suralis Water System acquired in 2020. See Note 18 in the audited consolidated financial statements.
For the twelve months ended December 31, 2024, the gain on derivative financial instruments totaled $0.8 million as compared to a gain of $4.6 million in the same period in 2023. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates.
For the twelve months ended December 31, 2024, an income tax expense of $186.8 million was recorded as compared to an income tax recovery of $37.1 million during the same period in 2023. The increase in income tax expense was primarily due to the valuation allowance on Canadian deferred tax assets, the tax impact from the investment in Atlantica, the effect from the restructuring of certain intercompany financing arrangements which were executed in advance of the implementation of global minimum tax rules in the various jurisdictions in which the Company operates, and the tax impact of higher earnings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

DISCONTINUED OPERATIONS: RENEWABLE ENERGY GROUP
The former renewable energy group (excluding hydro), presented as discontinued operations, generated and sold electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada. The renewable energy group (excluding hydro) was sold by the Company on January 8, 2025.
Key financial information related to the discontinued operations is as follows:
For the three months ended December 31, 2024, the renewable energy group's facilities generated operating revenue of $99.2 million as compared to $81.1 million in the comparable period in the prior year. The net loss attributable to the Company for the three months ended December 31, 2024 was $78.9 million and was primarily driven by loss from operations of $177.1 million, partially offset by income tax recoveries of $80.4 million and HLBV and other adjustments attributable to non-controlling interests of $17.9 million. The net income attributable to the Company for the same period in 2023 was $16.5 million, which included loss from operations of $9.1 million, offset by income tax recoveries of $14.2 million and HLBV and other adjustments attributable to non-controlling interests of $11.4 million.
For the twelve months ended December 31, 2024, the renewable energy group's facilities generated operating revenue of $339.7 million as compared to $294.1 million in the comparable period in the prior year. The net loss attributable to the Company for the twelve months ended December 31, 2024 was $1,445.8 million and was primarily driven by loss from operations of $1,634.6 million mainly due to loss on classification as held-for-sale of $1,357.3 million, offset by income tax recoveries of $128.3 million and HLBV and other adjustments attributable to non-controlling interests of $60.5 million. The net income attributable to the Company for the same period in 2023 was $43.1 million, which included loss from operations of $57.5 million, offset by income tax recoveries of $49.2 million and HLBV and other adjustments attributable to non-controlling interests of $51.4 million.

2024 discontinued operations results
	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$99.2	$81.1	$339.7	$294.1
Operating income (loss)	$57.3	$(9.9)	$47.9	$(1.4)
Net income (loss) attributable to AQN	$(78.9)	$16.5	$(1,445.8)	$43.1

As at December 31, 2024, the total assets of the renewable energy group were $3,695.6 million as compared to $4,187.0 million as at December 31, 2023, a decrease of $491.4 million, mainly due to loss on classification as held-for-sale of $1,357.3 million, partially offset by $356.3 million due to the acquisitions of Shady Oaks II, Sandy Ridge II, New Market Solar, Carvers Creek and Clearview Solar during the year.

Total liabilities of the renewable energy group as at December 31, 2024,were $1,727.3 million as compared to $1,373.8 million as at December 31, 2023 including $1,348.7 million of long term indebtedness consisting of senior unsecured notes and credit facilities. The increase of $353.5 million was mainly due to an increase of $196.2 million and $227.5 million in credit facilities associated with construction financing at the Carvers Creek and Clearview solar facilities.

During the three months ended December 31, 2024, cash provided by operating activities totaled $41.8 million as compared to $49.8 million during the same period in 2023, a decrease of $8.0 million. During the twelve months ended December 31, 2024, cash provided by operating activities totaled $121.3 million as compared to $128.5 million during the same period in 2023, a decrease of $7.2 million. The decrease during the three months and twelve months ended December 31, 2024 was primarily as a result of changes in working capital items.

2024 discontinued operations balances and cash flows
	December 31	December 31
(all dollar amounts in $ millions)	2024	2023
Total assets held for sale	$3,695.6	$4,187.0
Total liabilities associated with assets held for sale	$1,727.3	$1,373.8

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	34

	Three months ended		Twelve months ended
	December 31		December 31
	2024	2023	2024	2023
Cash flows provided by (used in)
Operating activities	$41.8	$49.8	$121.3	$128.5
Investing activities	(61.7)	16.6	(196.0)	(225.1)

Bank Credit Facilities
The following table sets out the bank credit facilities available to AQN related to discontinued operations as at December 31, 2024:

	As at December 31, 2024		As at December 31, 2023
(all dollar amounts in $ millions)	Total		Total
Revolving credit facilities & uncommitted letter of credit facilities	$1,100.0	[1]	$1,100.0
Funds drawn on facilities	(180.7)		(262.6)
Letters of credit issued	(411.2)		(392.0)
Liquidity available under the facilities	508.1		445.4
Undrawn portion of uncommitted letter of credit facilities	(188.8)		(214.6)
Cash on hand	56.7		31.1
Total Liquidity and Capital Reserves	$376.0		$261.9

[1] Includes $600 million of uncommitted standalone letter of credit facilities.
As at December 31, 2024, the renewable energy group's $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") had $180.7 million drawn and had no amounts drawn in outstanding letters of credit. The Renewable Energy Credit Facility matures on July 22, 2027.
As at December 31, 2024, the renewable energy group's bank lines consisted of $600.0 million letter of credit facilities (the "Renewable Energy LC Facilities"), including a $250.0 million uncommitted bilateral letter of credit facility and a $350.0 million uncommitted letter of credit facility. As at December 31, 2024, the Renewable Energy LC Facilities had $411.2 million in outstanding letters of credit.
Repayment of $163.7 million construction loan
On July 19, 2024, the Company repaid a $163.7 million third-party construction loan assumed on acquisition of the remaining 50% ownership interest in the Shady Oaks II Wind Facility.

Summary of Property, Plant and Equipment Expenditures
During the three months ended December 31, 2024, the renewable energy group made capital expenditures of $284.9 million as compared to $55.8 million during the same period in 2023. The renewable energy group's investments during the fourth quarter of 2024 were primarily related to the acquisition of the previously unowned portion of the Clearview Solar facility, as well as the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.
During the twelve months ended December 31, 2024, the renewable energy group made capital expenditures of $983.3 million as compared to $287.7 million during the same period in 2023. The renewable energy group's investments in 2024 were primarily related to the acquisition of the previously unowned portion of the Shady Oaks II Wind facility, the Sandy Ridge II Wind facility, the New Market Solar facility, the Carvers Creek Solar facility, and the Clearview Solar facility, as well as the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(186.4)	$186.3	$(1,380.5)	$28.7
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	1.5	8.6	5.7	34.7
Loss from discontinued operations, net of tax	78.9	(16.5)	1,445.9	(43.1)
Income tax expense (recovery)	153.5	13.0	186.8	(37.1)
Interest expense	89.4	75.8	363.6	308.4
Other net losses[1]	7.1	10.3	27.0	121.7
Asset impairment charge	—	1.5	—	1.5
Pension and post-employment non-service costs	3.7	4.7	14.1	19.9
Change in value of investments carried at fair value[2]	2.0	(117.5)	(21.7)	215.3
Gain on derivative financial instruments	(0.4)	(0.6)	(0.8)	(4.6)
Loss on foreign exchange	(0.3)	5.4	3.5	13.7
Depreciation and amortization	99.6	91.1	395.7	354.1
Adjusted EBITDA	$248.6	$262.1	$1,039.3	$1,013.2

1	See Note 18 in the audited consolidated financial statements.
2	See Note 8 in the audited consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	36

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions except per share information)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(186.4)	$186.3	$(1,380.5)	$28.7
Add (deduct):
Loss (Earnings) from discontinued operations	78.9	(16.5)	1,445.9	(43.1)
Gain on derivative financial instruments	(0.4)	(0.6)	(0.8)	(4.6)
Other net losses[1]	7.1	10.3	27.0	121.7
Asset impairment charge	—	1.5	—	1.5
Loss on foreign exchange	(0.3)	5.4	3.5	13.7
Change in value of investments carried at fair value[2]	2.0	(117.5)	(21.7)	215.3
Adjustment for taxes related to above	144.3	12.4	158.7	(53.8)
Adjusted Net Earnings	$45.2	$81.3	$232.1	$279.4
Adjusted Net Earnings per common share	$0.06	$0.12	$0.30	$0.39

1	See Note 18 in the audited consolidated financial statements.
2	See Note 8 in the audited consolidated financial statements.

For the three months ended December 31, 2024, Adjusted Net Earnings totaled $45.2 million as compared to Adjusted Net Earnings of $81.3 million for the same period in 2023, a decrease of $36.1 million.

For the twelve months ended December 31, 2024, Adjusted Net Earnings totaled $232.1 million as compared to Adjusted Net Earnings of $279.4 million for the same period in 2023, a decrease of $47.3 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	37

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Cash provided by operating activities	$48.1	$200.7	$481.7	$628.0
Add (deduct):
Cash provided by operating activities of discontinued operations	(41.8)	(49.8)	(121.3)	(128.5)
Changes in non-cash operating items for continuing operations	84.9	(1.8)	139.4	86.3
Changes in non-cash operating items from discontinued operations	(9.5)	2.5	13.9	(0.8)
Production based cash contribution from non-controlling interest for continuing operations	—	—	2.0	—
Costs related to tax equity financing	—	—	—	1.2
Adjusted Funds from Operations	$81.7	$151.6	$515.7	$586.2

For the three months ended December 31, 2024, Adjusted Funds from Operations totaled $81.7 million as compared to Adjusted Funds from Operations of $151.6 million for the same period in 2023, a decrease of $69.9 million.
For the twelve months ended December 31, 2024, Adjusted Funds from Operations totaled $515.7 million as compared to Adjusted Funds from Operations of $586.2 million for the same period in 2023, a decrease of $70.5 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	38

SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Regulated Services Group
Rate Base Maintenance[1]	$97.7	$89.1	$387.1	$346.2
Rate Base Growth	$160.8	$137.7	$369.1	$394.6
	$258.5	$226.8	$756.2	$740.8

Hydro Group	$1.7	$1.6	$6.6	$6.7
Corporate Group	$0.3	$0.3	$1.0	$1.2

Total Capital Expenditures	$260.5	$228.7	$763.8	$748.7

1	Maintenance expenditures are calculated based on the depreciation expense for the period.
2024 Fourth Quarter Property, Plant and Equipment Expenditures
During the three months ended December 31, 2024, the Regulated Services Group made capital expenditures of $258.5 million as compared to $226.8 million during the same period in 2023. The Regulated Services Group's investments during the fourth quarter of 2024 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.
During the three months ended December 31, 2024, the Hydro Group made capital expenditures of $1.7 million as compared to $1.6 million during the same period in 2023. Investments during the fourth quarter of 2024 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the three months ended December 31, 2024, the Corporate Group incurred sustaining capital expenditures of $0.3 million as compared to $0.3 million during the same period in 2023.
2024 Property, Plant and Equipment Expenditures
During the twelve months ended December 31, 2024, the Regulated Services Group incurred capital expenditures of $756.2 million as compared to $740.8 million during the same period in 2023. The Regulated Services Group's investments in 2024 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.
During the twelve months ended December 31, 2024, the Hydro Group made capital expenditures of $6.6 million as compared to $6.7 million during the same period in 2023. Investments in 2024 were primarily related to ongoing repairs and maintenance at existing operating sites.
During the twelve months ended December 31, 2024, the Corporate Group incurred sustaining capital expenditures of $1.0 million as compared to $1.2 million during the same period in 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	39

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group to manage liquidity and working capital requirements (collectively the "Bank Credit Facilities").
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at December 31, 2024:

	As at December 31, 2024		As at December 31, 2023
(all dollar amounts in $ millions)	Total		Total
Revolving and term credit facilities	$2,380.3	[1]	$3,462.0
Funds drawn on facilities / commercial paper issued	(814.8)		(2,630.3)
Letters of credit issued	(26.2)		(77.1)
Liquidity available under the facilities	1,539.3		754.6
Undrawn portion of uncommitted letter of credit facilities	(63.3)		(39.4)
Cash on hand	34.8		25.1
Total Liquidity and Capital Reserves	$1,510.8		$740.3

[1] Includes a $75 million uncommitted standalone letter of credit facility and $180.3 million fully drawn term facilities of Suralis and BELCO as at December 31, 2024 ($176.5 million as at December 31, 2023).

Regulated Services Group
As at December 31, 2024, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long-Term Regulated Services Credit Facility") had no amounts drawn and had $13.7 million of outstanding letters of credit. The Long-Term Regulated Services Credit Facility matures on April 29, 2027. As at December 31, 2024, the Regulated Services Group had $383.0 million of commercial paper issued and outstanding. On October 25, 2024, the $500.0 million short term regulated services credit facility terminated on its maturity and the $610.4 million senior unsecured syndicated delayed draw term facility was repaid on its maturity date.
As at December 31, 2024, the Regulated Services Group's $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $65.4 million drawn. On January 29, 2024, the Company amended the Bermuda Credit
Facility, increasing the limit by $25 million to $100 million. On November 18, 2024, the Company extended the maturity of the Bermuda Credit Facility from December 31, 2024 to December 31, 2025.
As at December 31, 2024, the Regulated Services Group's $25.0 million senior unsecured revolving credit facility (the "Bermuda Working Capital Facility") had $3.5 million drawn. On October 30, 2024, the Company extended the maturity of the Bermuda Working Capital Facility to June 24, 2025.
Corporate Group
As at December 31, 2024, the $1.0 billion senior unsecured revolving credit facility (the "Corporate Credit Facility") had $182.6 million drawn and had $0.8 million of outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
On January 8, 2024, the maturity date of the fully drawn $306.5 million Margin Loan was extended to September 30, 2024. The Company reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024. On June 20, 2024, the $306.5 million Margin Loan was repaid in full.
As at December 31, 2024, the Company had issued $11.7 million of letters of credit from its $75.0 million uncommitted letter of credit facility.

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Long-Term Debt
Issuance of $850 Million of Senior Unsecured Notes
On January 12, 2024, Liberty Utilities completed the offering of $500 million aggregate principal amount of 2029 Notes and $350 million aggregate principal amount of 2034 Notes. The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities and rank equally with all of Liberty Utilities' existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities used the net proceeds from the sale of the Senior Notes to repay indebtedness.
On April 30, 2024, the Company repaid a $70.0 million senior unsecured note on its maturity.
Issuance of $305.5 Million of Securitized Utility Tariff Bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of Securitization Bonds comprised of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125.0 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant. The principal asset securing the Securitization Bonds is the securitized utility tariff property.
Remarketing of 1.18% Senior Notes
On March 28, 2024, the Company successfully remarketed its $1,150 million aggregate principal amount of Notes. The Notes were originally issued in June 2021, together with the related Purchase Contracts, as a component of the Green Equity Units. In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities that matured on June 13, 2024. The funds generated upon maturity of the treasury portfolio were used on June 17, 2024 to settle the Purchase Contracts. In connection with the settlement of the Purchase Contracts, the Company issued approximately 76.9 million common shares for proceeds of $1,150.0 million. The Company used the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.
Credit Ratings
AQN has a long-term consolidated corporate credit rating of BBB from Standard & Poor's Financial Services LLC, ("S&P"), a BBB rating from DBRS Limited ("DBRS") and a BBB issuer rating from Fitch Ratings Inc. ("Fitch").
Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's Investor Service, Inc. ("Moody's"). Debt issued by Liberty Utilities has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty Utilities Finance GP1 ("Liberty GP") has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's.

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Contractual Obligations
Information concerning contractual obligations from continuing operations as of December 31, 2024 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$6,732.8	$610.0	$1,652.3	$1,121.3	$3,349.2
Advances in aid of construction	102.9	1.0	—	—	101.9
Interest on long-term debt obligations[2]	4,762.6	383.9	562.1	404.6	3,412.0
Purchase obligations	667.4	667.4	—	—	—
Environmental obligations	48.9	7.8	17.2	3.1	20.8
Derivative financial instruments:
Cross currency interest rate swaps	19.8	0.6	0.9	0.2	18.1
Commodity contracts	0.3	0.3	—	—	—
Purchased power	214.7	47.2	24.9	25.8	116.8
Gas delivery, service and supply agreements	503.4	101.5	129.6	105.4	166.9
Service agreements	31.8	17.7	13.1	1.0	—
Capital projects	1.1	1.1	—	—	—
Land easements	94.3	3.2	6.5	6.8	77.8
Other obligations	4.3	0.7	2.0	1.4	0.2
Total Obligations[3]	$13,184.3	$1,842.4	$2,408.6	$1,669.6	$7,263.7

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2079 and 2082, respectively. However, the Company currently anticipates repaying such notes in advance of maturity upon exercise of the Company's redemption rights in accordance with the terms of the applicable indenture.
3	Excludes performance guarantees and other commitments on behalf of variable interest entities. See Note 8 in the audited consolidated financial statements.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "AQN". As at March 6, 2024, AQN had 767,452,437 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at March 6, 2025, AQN had outstanding:
•4,800,000 Cumulative Rate Reset Preferred Shares, Series A, yielding 6.576% annually for the five-year period ending on December 31, 2028: and
•4,000,000 Cumulative Rate Reset Preferred Shares, Series D, yielding 6.853% annually for the five year period ending on March 31, 2029.

Declaration of 2025 First Quarter Dividend of $0.0650 (C$0.0934) per Common Share
The Board has declared a first quarter 2025 dividend of $0.0650 per common share payable on April 15, 2025 to shareholders of record on March 31, 2025.
The Canadian dollar equivalent for the first quarter 2025 dividend is C$0.0934 per common share.
Changes in the level of dividends paid by AQN are at the discretion of the Board, with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	42

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Total
U.S. dollar dividend	$0.1085	$0.0650	$0.0650	$0.0650	$0.3035
Canadian dollar equivalent	$0.1490	$0.0893	$0.0901	$0.0934	$0.4218
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan (the "Reinvestment Plan") for registered holders of common shares of AQN. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan began receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at December 31, 2024, 168,595,010 common shares representing approximately 22% of total common shares outstanding had been registered with the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the twelve months ended December 31, 2024, AQN recorded $18.4 million in total share-based compensation expense, as compared to $10.5 million for the same period in 2023. The compensation expense is recorded as part of operating expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at December 31, 2024, total unrecognized compensation costs related to non-vested share-based awards was $11.1 million and is expected to be recognized over a period of 1.4 years.
Stock Option Plan
AQN currently has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options' vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the twelve months ended December 31, 2024, there were no stock options granted to the executives of the Company. No stock options were exercised during the twelve months ended December 31, 2024.
As at December 31, 2024, a total of 2,045,079 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units ("PSUs") and restricted share units ("RSUs") to certain employees as part of AQN's long-term incentive program. During the twelve months ended December 31, 2024, the Company granted (including dividends) a combined total of 2,863,298 PSUs and RSUs to employees of the Company. The awards vest based on the terms of each agreement ranging from January 2025 to January 2028. During the twelve months ended December 31, 2024, the Company settled 416,659 PSUs, of which 228,307 PSUs were exchanged for common shares issued from treasury and 188,352 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
As at December 31, 2024, a combined total of 5,190,970 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.
Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive a portion of their annual compensation in deferred share units ("DSUs") and may elect to receive their cash remuneration in the form of DSUs, cash, or any combination of DSUs and cash. During the twelve months ended December 31, 2024, the Company issued 250,369 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. During the twelve months ended December 31, 2024, the Company settled 373,113 DSUs in exchange for 183,566 common shares issued from treasury, and 189,547 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As at December 31, 2024, a total of 601,838 DSUs were outstanding under the Directors' Deferred Share Unit Plan.

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Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the twelve months ended December 31, 2024, the Company settled 13,232 bonus deferral RSUs in exchange for 6,147 common shares issued from treasury, and 7,085 bonus deferral RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. In addition, during the twelve months ended December 31, 2024, 51,776 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. Such RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the "ESPP") which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 6,500,000 shares. During the twelve months ended December 31, 2024, the Company issued 741,849 common shares to employees under the ESPP.
As at December 31, 2024, a total of 3,888,646 common shares had been issued under the ESPP.
MANAGEMENT OF CAPITAL STRUCTURE
AQN views its capital structure in terms of its debt and equity levels at its individual operating groups and at an overall company level.
AQN's objectives when managing capital are:
•To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which AQN operates;
•To maintain the utilities' capital structures consistent with capital structures approved by regulators in the jurisdictions in which the Company operates;
•To maintain appropriate debt and equity levels and to limit financial constraints on the use of capital;
•To have available capital to finance capital expenditures sufficient to maintain existing assets;
•To generate sufficient cash to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements; and
•To have appropriately sized revolving credit facilities available for ongoing investment in growth and development opportunities.
AQN monitors its cash position on a regular basis in an effort to have available funds to meet normal course capital and other expenditures.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. The risks discussed below are not intended to be a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments and courts, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, decisions, orders, rules and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with: changing political conditions and changes in political leadership, changes in, modifications to, reinterpretations of or application of existing laws, rules, orders or regulations, the imposition of new laws, rules, orders or regulations (including the imposition of import controls and tariffs and the power of eminent domain), court decisions, and the taking of other action by governmental, judicial or regulatory authorities, including, but not limited to, a pause, reduction or elimination of relevant federal funding, incentives, credits or programs, revocation, lapse, limitation or non-renewal of utility franchises or other rights to provide utility services to existing or new customers, potential limitations on water rights used by utilities in providing service, eminent domain of assets, termination of contracts, actions to

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	44

municipalize utility service areas or limitations on utility growth and/or expansions of service areas, any of which could adversely affect the Company's business, regulatory approvals, assets, results of operations and financial condition. If the Company or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions and/or legal or regulatory decisions that could have a material impact on the Company.
Treasury Risk Management
Downgrade in the Company's Credit Rating Risk
AQN has a long-term consolidated corporate credit rating of BBB from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities, the parent company for the U.S. regulated utilities under the Regulated Services Group, has an issuer credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's. Debt issued by Liberty Utilities has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty GP, a special purpose financing entity of Liberty Utilities, has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has a BBB issuer rating from S&P and a Baa1 issuer rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has a BBB issuer rating from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's. There can be no assurance that any of the current ratings of AQN or its subsidiaries will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.
The ratings indicate the agencies' assessment of the ability to pay the interest and principal of debt securities issued by such entities. A rating is not a recommendation to purchase, sell or hold securities and each rating should be evaluated independently of any other rating. The lower the rating, the higher the interest cost of the securities when they are sold. A downgrade in AQN's or any of its subsidiaries' issuer corporate credit ratings would result in an increase in AQN's borrowing costs under its bank credit facilities and future long-term debt securities issued. Any such downgrade could also adversely impact the market price of the outstanding securities of the Company, could impact the Company's ability to acquire additional regulated utilities and could require the Company or its subsidiaries to post additional or replacement security under certain contracts and hedging arrangements, which could result in increased costs to the Company. If any of AQN's ratings fall below investment grade (defined as BBB- or above for S&P and Fitch, BBB (low) or above for DBRS and Baa3 or above for Moody's), AQN's ability to issue short-term debt or other securities or to market those securities would be constrained or made more difficult or expensive. Therefore, any downgrade could have a material adverse effect on AQN's business, cost of capital, financial condition and results of operations.
The Company is not adopting or endorsing such ratings, and such ratings do not indicate AQN's assessment of its own ability to pay the interest or principal of debt securities it issues. The Company is providing such ratings only to assist with the assessment of future risks and effects of ratings on the Company's financing costs.
Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated. There can be no assurance that the principles on which the rating is based remain consistently applied, and these principles are subject to change from time to time at each rating agency's discretion. For example, a rating agency's views on total allowable leverage, specific industry risk factors, the Company's business mix, and risk associated with countries and/or regulatory jurisdictions in which the business operates, among other factors, may change. Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings. The Company has completed the sale of the renewable energy business (excluding hydro) and its interest in Atlantica and expects to generate nearly all of its EBITDA from the Regulated Services Group.
Capital Markets and Liquidity Risk
As at December 31, 2024, the Company and its subsidiaries had approximately $8,047.5 million of long-term consolidated indebtedness, including $1,348.7 million of long-term indebtedness included in liabilities held for sale. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the funds available under its credit facilities, the proceeds from the Renewables Sale or from other potential future dispositions, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management's expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, the price of Common Shares of the Company, financial market disruptions, the failure or collapse of any financial institution, prevailing

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	45

market views and perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company's leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company's ability to obtain additional financing for working capital, investments in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company's flexibility and discretion to operate its business; limit the Company's ability to declare dividends or maintain prior dividend levels; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company's existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company's ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies.
The Company will need to refinance or reimburse amounts outstanding under the Company's existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness, or if the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Company's cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk from certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and "regulatory lag" may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable.
As a result, fluctuations in interest rates could materially increase the Corporation's financing costs, limit the Corporation's options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at December 31, 2024, approximately 89% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short-term time horizon.
Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 85% fixed rate debt. As a result, the Company hedges the interest rate risk on its variable interest rate borrowings from time to time.
Based on amounts outstanding as at December 31, 2024, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had $182.6 million outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.8 million annually;
•the Long-Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

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•the Bermuda Credit Facility is subject to a variable interest rate and had $65.4 million outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;
•the Bermuda Working Capital Facility is subject to a variable interest rate and had $3.5 million outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by less than $0.04 million;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $383.0 million outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.8 million annually; and
•term facilities at Suralis that are subject to variable interest rates had $127.0 million outstanding as at December 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.3 million annually.
The term loan facility at BELCO is subject to variable interest rates. However, the Company separately entered into an interest swap agreement to hedge the risk associated with interest rate fluctuation.
Foreign Currency Risk
The functional currency of most of AQN's operations is the U.S. dollar, however AQN is exposed to currency fluctuations from its Canadian and Chilean operations and may utilize equipment and/or commodities purchased from foreign suppliers.
AQN may enter into derivative contracts to hedge all or a portion of currency exchange rate exposure that is transactional in nature and where a natural economic hedge does not exist (see Note 24 (b)(iii) in the annual consolidated financial statements). To the extent that the Company does enter into currency hedges, the Company may not realize the full benefits of favourable exchange rate movement, and is subject to risks that the counterparty to the hedging contracts may prove unable or unwilling to perform their obligations under the contracts.
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Canadian Dollars to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Chilean pesos or indexed to the Chilean Peso to finance its Chilean operations.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile; however, it is also subject to tax in other jurisdictions. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Corporation does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows.
On June 20, 2024, Canada enacted the Excessive Interest and Financing Expenses Limitation ("EIFEL") rules (under the Income Tax Act (Canada)) and the Global Minimum Tax Act ("GMTA"). These legislative changes align with efforts of the Organization for Economic Co-operation and Development (“OECD”) to address base erosion and profit shifting, including by ensuring that multinational enterprises do not unduly reduce taxable income through interest and financing expenses and pay a minimum level of tax on their global income.
•Generally, under the EIFEL rules, the tax-deductible amount of a taxpayer’s interest and financing expenses is limited to a fixed ratio (generally equal to 30%) of such taxpayer’s earnings before interest, taxes, depreciation and amortization computed for tax purposes. The EIFEL rules are applicable to the Corporation for its 2024 and subsequent taxation years. Although at this time the Corporation does not expect a material impact on its financial results as a result of the enactment of the EIFEL rules, the Corporation cannot provide assurance that there will not be a material impact on its financial results in the future due to various factors, including changes in its capital structures, interpretations of the EIFEL rules, future events and other circumstances.
•The GMTA is intended to implement the income inclusion rule (“IIR”) and domestic minimum top-up tax (“DMTT”) rule that form part of the Global Anti-Base Erosion Model Rules published by the OECD (the “GloBE Rules”). The IIR and DMTT rules in the GMTA are applicable to the Corporation for its 2024 and subsequent taxation years. Based on existing guidance (including, inter alia, the explanatory notes relating to the

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GMTA and the commentary to the GloBE Rules published by the OECD), the Corporation does not expect the IIR or DMTT rules to have a material impact on its financial results; however, the Corporation cannot provide assurance that interpretations of the IIR and DMTT rules will not change, or additional guidance will not be issued that will negatively impact the Corporation’s current position.

The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation's depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
The Corporation relies in part on federal tax credits and other tax incentives with respect to the development and operation of renewable power generation facilities in the United States, including those sold as part of the Renewables Sale. The Inflation Reduction Act extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on any project within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives or elimination of incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities that are completed. Further, recent political developments in the U.S. have introduced significant uncertainty with respect to funding under the Inflation Reduction Act, including federal tax credits and other tax incentives. A pause, reduction or elimination of tax credits and/or other tax incentives may have a significant adverse effect on the Corporation, including substantially reducing funds expected to be received by the Corporation. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.

Credit/Counterparty Risk
AQN and its subsidiaries are subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Company, including paying amounts that they owe to AQN or its subsidiaries. This credit risk exists with respect to utility customers, banks and other financing sources, as well as counterparties to long-term power purchase agreements (“PPAs”), unit contingent or fixed-shape offtake contract or other energy offtake or hedging arrangement (together with PPAs, “Offtake Contracts”), supply agreements, trade receivables, derivative financial instruments, and construction contracts, among others. Additionally, bank deposits in excess of deposit insurance limits are subject to the risk that such excess amounts could be lost or forfeited in the event of a bank failure.
AQN’s key businesses includes Regulated Services Group, Hydro Group, and Corporate Group. The company’s revenue is primarily earned by the Regulated Services Group.
The credit exposure attributed to the Regulated Services Group's accounts receivable balances at the water and wastewater distribution systems total $81.5 million which is spread over approximately 577,000 customer connections, resulting in an average outstanding balance of approximately $141 dollars per customer connection.
The natural gas distribution systems accounts receivable balances related to the natural gas utilities total $124.9 million, while electric distribution systems accounts receivable balances related to the electric utilities total $189.2 million. The natural gas and electrical utilities both derive over 95% of their revenue from residential customers and have a per customer connection average outstanding balance of $330 and $610 respectively. Counterparty performance risk also exists in the natural gas distribution utilities where suppliers could potentially fail to supply natural gas leading to disruptions and potentially higher procurement costs. These risks are mitigated through the receipt of collateral from counterparties.
Adverse conditions in the energy and water industries or in the general economy, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Company. Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator. If a customer under an Offtake Contract with the Company is unable to perform, the Hydro Group may be unable to replace the contract on comparable terms, in which case sales of power from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect on the Hydro Group. Default by other counterparties, including lenders and counterparties to supply and construction contracts, service contracts, hedging contracts that are in an asset position, short-term investments, agreements for the purchase of goods or services or other agreements, also could adversely affect the financial results of the Corporation. Losses associated with equipment failure, defects, design flaws or other issues resulting from counterparty non-performance may not be covered by warranties or insurance.

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Market Price Risk
A substantial portion of the output of the Hydro Group’s power generation facilities is sold under Offtake Contracts, under which a purchaser is obligated to purchase all or a specified portion of the output of the applicable facility and (in some cases) associated renewable energy credits. The breach, termination or expiry of any such Offtake Contract, unless replaced or renewed on equally favourable terms, could adversely affect the Company’s results of operations and cash flows and increase the Company’s exposure to risks of price fluctuations in the wholesale power market.
Merchant (uncontracted) generation may increase earnings volatility. In a rising price environment, merchant generation generally results in higher earnings than a fully contracted portfolio. In a falling price environment, merchant generation generally results in lower earnings than a fully contracted portfolio.

Commodity Price Risk
The Regulated Services Group is exposed to energy and natural gas price risks at its electric and natural gas systems.
The CalPeco Electric System provides electric service to the Lake Tahoe California basin and surrounding areas at rates approved by the CPUC. The CalPeco Electric System purchases the energy, capacity, and related service requirements for its customers from NV Energy via a PPA at rates reflecting NV Energy's system average costs.
The CalPeco Electric System's tariffs allow for the pass-through of energy costs to its rate payers on a dollar for dollar basis, through the Energy Cost Adjustment Clause ("ECAC") mechanism, which allows for the recovery or refund of changes in energy costs that are caused by the fluctuations in the price of fuel and purchased power. On a monthly basis, energy costs are compared to the CPUC approved base tariff energy rates and the difference is deferred to a balancing account. Annually, based on the balance of the ECAC balancing account, if the ECAC revenues were to increase or decrease by more than 5%, the CalPeco Electric System's ECAC tariff allows Calpeco to seek authority for a potential adjustment to its ECAC rates which would eliminate the risk associated with the fluctuating cost of fuel and purchased power.
The Granite State Electric System is an open access electric utility allowing for its customers to procure commodity services from competitive energy suppliers. For those customers who do not choose their own competitive energy supplier or community power aggregators, Granite State Electric System provides a Default Service offering to each class of customers through two processes. First is a competitive bidding process that is undertaken semi-annually for a defined portion of Default Service customers. The winning bidder is obligated to provide a full requirements service based on the actual needs of those Granite State Electric System's Default Service customers. Since this is a full requirements service, the winning bidder(s) take on the risk associated with fluctuating customer usage and commodity prices. The supplier is paid for the commodity by Granite State Electric System which in turn receives pass-through rate recovery through a formal filing and approval process with the NHPUC on a semi-annual basis. Granite State Electric System is only committed to the winning Default Service supplier(s) after approval by the NHPUC so that there is no risk of commodity commitment without pass-through rate recovery. Under the second process, which applies for the other portion of default service customers and in the event that the above described competitive bidding process is unsuccessful (no qualified bids received), Granite State Electric takes those portions of the Default Service load to the ISO New England market and purchases energy and other requirements on a daily basis, optimizing between the Day-Ahead and Real-Time markets in accordance with instructions and approval received from the NHPUC. The costs incurred through this market process are also pass-through costs that are reconciled and recovered as part of the same semi-annual process described above, similarly mitigating commodity risk.
The EnergyNorth Natural Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties. The EnergyNorth Natural Gas System's portfolio of assets and its planning and forecasting methodology are periodically approved by the NHPUC through Least Cost Integrated Resource Plan filings which typically are filed every four years (the timing of the LCIRP process is currently in flux due to recent statutory changes). In addition, the EnergyNorth Natural Gas System files with the NHPUC for recovery of its transportation and commodity costs on an annual basis through the Cost of Gas ("COG") filing. The EnergyNorth Natural Gas System establishes rates for its customers based on the NHPUC's approval of its filed COG. These rates are designed to fully recover its anticipated transportation and commodity costs. In order to minimize commodity price fluctuations, the EnergyNorth Natural Gas System hedges a portion of its normal winter period purchases under a NHPUC approved hedging program. All costs associated with the hedging program are allowed to be a pass-through to customers as part of the COG filing and the approved rates in said filing. Should commodity prices change relative to the initial annual COG rate, the EnergyNorth Natural Gas System has the right to automatically increase its COG rates going forward up to 25% and decrease with no limit in order to minimize any under or over collection of its natural gas costs. In addition, any under and over collections may be carried forward with interest to the next year's corresponding COG period (i.e. winter to winter and summer to summer).
The Midstates Gas and Empire Gas Systems purchases pipeline capacity, storage and commodity from a variety of counterparties, and file with the individual state commissions for recovery of their respective transportation and commodity

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costs through an annual/monthly Purchase Gas Adjustment ("PGA") filing and approval process. The Midstates Gas Systems serves customers in Missouri, Illinois and Iowa and establishes rates for its customers within the PGA filing in each state and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the Midstates Gas System has implemented a commodity hedging program, consistent with regulator expectations and approvals, designed to hedge approximately 25-50% of its non-storage related commodity purchases. All gains and losses associated with the hedging program are allowed to be a pass-through to customers through the PGA filing and are embedded in the approved rates in said filing. Rates can be adjusted on a monthly or quarterly basis in order to account for any commodity price increase or decrease relative to the initial PGA rate, minimizing any under or over collection of its natural gas costs. Similar to the Midstates Gas System, the Empire Gas System serves customers in Missouri, and also implements a commodity hedging program designed to hedge 70% to 90% of its winter demand inclusive of storage volumes withdrawn during the winter period. All related costs are embedded in approved rates and allowed to be a pass through to customers in the PGA. The Empire Gas System is permitted to file an Actual Cost Adjustment ("ACA") once a year which also includes a PGA filing. In addition to the ACA filing, three more optional PGA filings are allowed during the year. The Empire Gas System's ACA year is from September 1 to August 31 for each year.
The Peach State Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties, and files with the Georgia Public Service Commission ("PSC") for recovery of its transportation, storage and commodity costs through a monthly PGA filing process. The Peach State Gas System establishes rates for its customers within the PGA filings and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the annual Gas Supply Plan filed by the Company and approved by the Georgia PSC includes a commodity hedging program designed to hedge approximately 30% of its non-storage related commodity purchases during the winter months. All gains and losses associated with the hedging program are passed through to customers in the PGA filings and are embedded in the approved rates in such filings. Rates can be adjusted on a monthly basis in order to account for any differences in natural gas costs relative to the amounts assumed in the PGA filings, minimizing any under or over collection of its natural gas costs.
The Empire District Electric System's natural gas procurement program for electrical generation is designed to manage costs to mitigate volatile natural gas prices. The Empire District Electric System periodically enters into fixed price contracts with counterparties to hedge future natural gas prices in an attempt to lessen the volatility in fuel expenditures. Generally, the over/under variances associated with the hedging program are passed through to customers in the fuel adjustment clause assuming they are deemed to be prudently incurred.
BELCO purchases Heavy Fuel Oil and Light Fuel Oil (diesel) which are transported and stored in facilities in Bermuda until such time as they are delivered and consumed in its electricity generation operations. While the cost of this fuel is included in traditional rate filings through a Fuel Adjustment Rate ("FAR"), the variability in the commodity pricing has led the Regulatory Authority of Bermuda to establish a quarterly reconciliation and adjustment to the FAR. This filing evaluates current commodity pricing and usage as well as projected commodity pricing to develop the FAR for the upcoming quarter. Additionally, BELCO has periodically used hedging to lock in commodity rates in an effort to reduce pricing volatility and protect customer rates.
OPERATIONAL RISK MANAGEMENT
Dispositions
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. A disposition may also result in less proceeds than expected or liabilities to the Corporation, including as a result of any post-closing indemnities or purchase price adjustments. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires or expects to sell at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds, including one or more potential issuances of equity, or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation's existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation's business, results of operations, cost of capital or financial condition.
Mechanical and Operational Risks
AQN's profitability could be impacted by, among other things, equipment failure, the failure of a major customer to fulfill its contractual obligations, reductions in average energy prices, a strike or lock-out at a facility, natural disasters, diseases and other force majeure events, trade and tariff disputes, interruptions in supply chains and expenses related to claims or clean-up to adhere to environmental and safety standards.
The Company's water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators. Should a water distribution network become compromised or damaged, the resulting release of

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pressure could result in serious injury or death to individuals or damage to other property. In addition, contamination of water or equipment in a drinking water distribution system could result in severe injury, illness or death to those who consume the impacted water.
The Company's electric distribution systems are subject to storm events, usually winter storm events, whereby power lines can be brought down, with the attendant risk to individuals and property. Wildfires have occurred, and may in the future occur, within the Company's electric distribution service territories, including, without limitation, in California and other parts of the United States in which the Corporation operates, such as the Mountain View fire that occurred on November 17, 2020 within the CalPeco Electric System's service territory in California. Trees falling on and lightning strikes to, distribution lines or equipment, can ignite wildfires which may pose a risk to life and property. If the Company is accused or found to be responsible for such a fire (regardless of whether it is at fault or negligent), the Company could suffer costs, losses and damages, including inverse condemnation, all or some of which may not be recoverable through insurance, legal, regulatory recovery and other processes.
The Company's natural gas distribution systems are subject to risks which may lead to fire and/or explosion which may impact life and property. Risks include third-party damage, compromised system integrity, type/age of pipelines, and severe weather events.
The Company's hydro assets utilize dams to pond water for generation and if the dams fail/breach potentially catastrophic amounts of water would flood downriver from the facility. The dams can be subjected to drought conditions and lose the ability to generate during peak load conditions, causing the facilities to fall short of either hedged or PPA committed production levels. The risks of the hydro facilities are mitigated by regular dam inspections and a maintenance program of the facility to lessen the risk of dam failure.
The Company's assets could catch on fire and, depending on the season, could ignite significant amounts of forest or crop downwind from its facilities.
In general, these risks are, in part, mitigated through the diversification of AQN's operations, both operationally and geographically. In addition, AQN seeks to mitigate these risks through the use of regular maintenance programs, including pipeline safety programs and compliance programs, the provision of adequate insurance, an active Enterprise Risk Management program and the establishment of reserves for expenses.
Regulatory Risk
Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate.
In the case of some of the Hydro Group’s hydroelectric facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue. The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.
The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The Company operates utilities in 13 U.S. states, one Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies, including FERC. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. Regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs. A fundamental risk faced by a regulated utility is the disallowance by the utility’s regulator of operating expenses or capital costs for which recovery is sought through regulatory proceedings. The Company has invested significant capital in its utilities for which it is or will be seeking cost recovery. There is a risk that the utilities’ regulators may not approve, or may otherwise delay recovery, of some or all of the Company’s invested capital. In addition, as the Company recently updated its technology infrastructure systems, there is additional risk that financial data required for rate filings could be difficult to produce or the data is deemed unreliable for ratemaking purposes. Further, customer billing concerns could negatively impact the risk of disallowance and/or regulatory lag. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislation or rulings that would impact the extent to which such costs could be recovered. Similarly, recovery of extraordinary fuel expenses may pose additional risk for cost recovery and could be subject to legislation or regulatory action that would impact the extent to which such costs could be recovered. Further, there is a risk that utility regulators may scrutinize the Company's allocation of shared costs, including in the period following closing of the Renewables Sale. To the extent proposed costs are not included in a utility's rates, the utility will be required to find other efficiencies, growth opportunities or cost savings to achieve its allowed return.

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Furthermore, the economies of Canada and the United States each experienced a significant rise in the inflation rate in the post-pandemic era compared to recent historical inflation rates. While the inflation rate has subsided due, in part, to actions taken by the Bank of Canada and the U.S. Federal Reserve Bank, there remains uncertainty in the near-term outlook as to whether inflation will remain elevated. Increases in inflation raise the Company’s costs for labour, materials and services, and a failure to recover these increased costs could result in under-recovery. Cost recovery efforts could also face resistance from customers and other stakeholders especially in a rising cost environment, whether due to inflation or high fuel prices or otherwise, and/or in periods of economic decline or hardship. Significant increases in costs also could increase financing needs and otherwise adversely affect the Company’s business, financial position and results of operations.
In addition, there is a risk that the utility’s regulator will not approve the revenue requirements or rate adjustments requested in outstanding or future rate applications or will, on its own initiative, seek to reduce the existing revenue requirements or approved rates. Rate applications are subject to the utility regulator’s review process, usually involving participation from intervenors and other stakeholders that are involved in the case, and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the utility regulators will permit the Company to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular return on equity.
The Company regularly works with its governing authorities to manage the affairs of the business, employing local, state level, and corporate resources.

Condemnation Expropriation Proceedings
The Company's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions (including, without limitation, Liberty Utilities (Apple Valley Ranchos Water) Corp., which has been the subject of a condemnation lawsuit filed by the Town of Apple Valley and Liberty New York Water, which has received condemnation inquiries). There can be no assurance that the Corporation will receive fair market value for such assets or that the Corporation would not incur a loss.

Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Company's facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
Development and construction projects could experience a decrease in expected returns as a result of increased costs.
Tariff Risk

Changes in tariffs may adversely affect the capital expenditures required to maintain, develop or construct the Company’s projects or infrastructure. In the U.S., tariffs have been imposed in recent years to imports of aluminum and steel, among other goods and raw materials. More recently, political developments in the U.S. have introduced significant uncertainty with respect to the threat and imposition of tariffs by the U.S. on its key trading partners, including Canada, as well as the potential for retaliatory tariffs imposed on U.S. goods as a result. The eventuality, timing and rates of implementation of such tariffs are difficult to predict at this time. Any such tariffs could adversely affect the Company’s business, results of operations, financial condition and cash flows. In addition, import restrictions, border delays and seizures of products by governmental authorities may also increase the cost of projects and result in construction and placed-in-service delays. These occurrences may have adverse impacts to the Company, as the buyer and/or importer of goods, which could adversely affect the Company’s expected returns, results of operations and cash flows.
International Investment Risk
The Company operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Company's contractual relationships in such countries, as are afforded to the Company in Canada and the U.S., which may adversely affect the Company's ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions. In addition, the laws and regulations of some countries may limit the Company's ability to hold a majority interest in certain projects, thus limiting the Company's ability to control the operations of such projects. Any existing or new operations or interests of the Company may also be subject to significant political, economic and financial risks, which

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vary by country, and may include: (i) changes in government laws, policies or personnel or a country's constitution; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local market; (vii) breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to bribery and corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.
The Company may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Company operates in multiple jurisdictions and it is possible that its operations and development activities may expand into new jurisdictions. Doing business in multiple jurisdictions requires the Company to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Company, its subsidiaries, individual directors, officers, employees and third-party agents. The Company is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Company makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws. Recently, consumer protection has taken on increased political importance in Chile. The Chilean National Consumer Service (“SERNAC”), being Chile’s consumer protection agency, and other consumers associations have initiated claims against certain water utilities operating in Chile for interruptions to water services. While to date Suralis has not been the subject of any such claims, there is a risk that SERNAC, a consumers association, or a consumer class action group may initiate a claim against Suralis in respect of such interruptions pursuant to Chile’s consumer protection legislation.
The final outcome with respect to such proceedings cannot be predicted with certainty, and unfavourable outcomes or developments relating to these proceedings or future proceedings, such as judgments for monetary damages, injunctions, denial or revocation of permits or regulatory authorizations, or settlement of claims could have an adverse effect on the Corporation’s financial condition, results of operations and cash flows. Such outcomes may not be covered by insurance. Even if the Corporation prevails in any such proceedings, the proceedings could result in a reputational risk, be costly, time-consuming and divert the attention of management and other personnel, which could adversely affect the Corporation.
The Company relies on its infrastructure, controls, systems and personnel to manage the risk of illegal and corrupt acts or failed systems. The Company also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Company's reputation.

Joint Venture Investment Risk
The Company has, and may in the future continue to have, an equity interest of less than 100% and/or partners in certain projects and facilities. As a result, the Company may not operate or control all or any decision-making in respect of such projects and facilities and its interest may be subject to the decision-making of third parties, and the Company may be reliant on a third-party's personnel, good faith, contractual compliance, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services. This may limit the Company's flexibility and financial returns with respect to these projects and facilities, and create risks to the Company, including that the joint venture partner may:
•have economic or business interests or goals that are inconsistent with the Company's economic or business interests or goals;
•take actions contrary to the Company's policies or objectives with respect to the Company's investments;
•contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Company;
•have to give its consent with respect to certain transactions and decisions, including among others, decisions relating to funding and transactions with affiliates;
•become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell assets;

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•become engaged in a dispute with the Company that might affect the Company's ability to develop, construct or operate a project;
•have competing interests in the Company's markets that could create conflict of interest issues; or
•have different accounting policies than the Company.
Please refer to Note 8 in the annual consolidated financial statements for a description of the Company's Long-Term Investments and Notes Receivable.
Asset Retirement Obligations
AQN and its subsidiaries complete periodic reviews of potential asset retirement obligations that may require recognition. As part of this process, AQN and its subsidiaries consider the contractual requirements outlined in their operating permits, leases, and other agreements, the probability of the agreements being extended, the ability to quantify such expense, the timing of incurring the potential expenses, as well as other factors which may be considered in evaluating if such obligations exist and in estimating the fair value of such obligations.
In conjunction with acquisitions and developed projects, the Company assumed certain asset retirement obligations. The asset retirement obligations mainly relate to legal requirements for: (i) removal or decommissioning of power generating facilities; (ii) cut (disconnect from the distribution system), purge (clean of natural gas and PCB contaminants), and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or dispose of sections of natural gas mains when removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; and (iv) remove asbestos upon major renovation or demolition of structures and facilities.
Cycles and Seasonality
The Company's demand for water is affected by weather conditions and temperature. Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use. If there is above normal rainfall or rainfall is more frequent than normal, or if government restrictions are imposed on water usage during drought conditions, the demand for water may decrease, adversely affecting revenues.
The Company's demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives. The Company provides information and programs to its customers to encourage the conservation of energy. In turn, demand may be reduced which could have short-term adverse impacts on revenues.
The Company's primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers. The colder the weather, the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems demand profile typically peaks in the winter months of January and February and declines in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
There is a risk that climate change impacts the seasonality and demand for water, electricity and natural gas.
The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate review proceedings. While not all regulatory jurisdictions have approved mechanisms to mitigate demand fluctuations, to date, the Company has successfully obtained regulatory approval to implement such decoupling mechanisms in 7 of 13 states. An example of such a mechanism is seen at the Peach State Gas System in Georgia, where a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns.
Development and Construction Risk
The Company engages in the development and construction of water and wastewater facilities, transmission and distribution assets and other complementary projects. In addition, each of the Company’s operating business units may occasionally undertake construction activities as part of normal course maintenance activities. There can be no assurance that the Company will be able to identify growth opportunities that improve the Company’s financial results or increase the amount of cash available for distribution. There is always a risk that material delays, technical issues with interconnection, required upgrades to interconnection facilities, required curtailments of generation and/or cost overruns or lost revenue could be incurred in any of the Company's future projects affecting the Company's overall performance. There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, warranties under contracts may be unfilled or insufficient, there may be inadequate availability, productivity or increased cost of qualified craft or local labour, start-up activities may take longer than planned, curtailment of a facility's output may be required, the scope, actual or expected returns, and timing of projects may change, and other events beyond the Company's control may occur, in each case that may materially affect the viability, schedule, budget, cost and performance of projects. Regulatory approvals can be challenged by a number of

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mechanisms which vary across federal, state and provincial jurisdictions. Such permitting challenges could identify issues that may result in permits being modified or revoked.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 20 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. Trial on the remaining two lawsuits is currently scheduled for April 15, 2025. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172.3 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and Wildfire Expense Memorandum Account of $56.3 million. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town of Apple Valley's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 14, 2025, the California Court of Appeal issued a decision reversing the trial court’s finding that the Town of Apple Valley does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court.
Information Security Risk
The Company relies upon its own and third-party information and operational technology networks, systems and devices to process, transmit and store electronic information and to manage and support a variety of business processes and activities and safely operate its assets. The Company also uses its own and third-party information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Company's and certain of its third-party vendors' technology networks, systems and devices collect and store sensitive data, including system operating information and proprietary business information belonging to the Company and third parties, as well as personal information belonging to the Company's customers, employees and other stakeholders. As the Company operates critical infrastructure, it may be at an increased risk of cyber-attacks or other security threats by third parties.
The Company's, its third-party vendors' or other counterparties' technology systems and technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	55

employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, politically-driven attacks (including as a result of geopolitical tension, and any associated sanctions imposed or actions taken by the United States, Canada or other countries or retaliatory measures by nation states or other actors), acts of war or terrorism, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Company on physical devices, in physical files and records on its premises or transmitted to the Company verbally, subjecting such information and data to a risk of loss, theft, release and misuse. Methods used to attack critical assets could include social engineering and general purpose or industry specific malware or ransomware delivered via network transfer, removable media, viruses, attachments, or links in e-mails. The methods used by attackers are continuously evolving and can be difficult to predict and detect. The occurrence of any of these events could negatively impact the Company's operations, power generation facilities and utility distribution and transmission systems; could cause services disruptions or system failures; could adversely affect safety; could expose the Company, its customers or its employees to a risk of loss or misuse of information; could affect the ability to earn or collect revenue or correctly record, process and report financial information; and could result in increased costs, legal claims or proceedings, liability or regulatory penalties against the Company, damage the Company's reputation or otherwise harm the Company's business.
The long-term impact of terrorist attacks and cyber-attacks and the magnitude of the threat of future terrorist attacks and cyber-attacks on the utility and power generation industries in general, and on the Company in particular, cannot be known. Increased security measures to be taken by the Company as a precaution against possible terrorist attacks and cyber-attacks may result in increased costs to the Company. The Company must also comply with data privacy laws in each of the jurisdictions in which it operates. Certain data privacy laws and other cybersecurity regulations have expanded in recent years, leading to increased compliance obligations, and fines for breaches of such laws and regulations have increased. The Company may incur additional costs and require significant internal and external resources to maintain compliance, or may face significant financial penalties, in the event of a breach.
In general, the severity, volume and sophistication of targeted cyber-attacks are increasing by various actors, including state-sponsored attackers. The Company cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Company provides no assurance that it will be able to identify, protect against and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied. Should a breach occur, the Company may suffer costs, losses and damages, all or some of which may not be recoverable through insurance, legal, regulatory, or other processes, and could materially adversely affect the Company's business and results of operations including its reputation with customers, regulators, governments and financial markets. Resulting costs could include, among others, response, recovery (including ransom costs) and remediation costs, increased protection or insurance costs, and costs arising from damages and losses incurred by third parties.
Uncertainty surrounding continued hostilities or sustained military campaigns may affect operations of the Company in unpredictable ways, including disruptions of supplies and markets for products of the Company, and the possibility that the Company's operations or facilities could be direct targets of, or indirect casualties of, an act of terror or cyber-security attack. The effects of hostilities, military campaigns or terrorist or cyber-security attacks could include disruption to the Company's generation, transmission and distribution systems or to the electrical grid in general, and could result in a decline in the general economy and have a material adverse effect on the Company.
Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
AQN and certain of its subsidiaries have completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. Transitioning operations to these new technology systems, or deficiencies in the design or implementation of these systems, could materially adversely affect the Company's operations, including its ability to monitor its business, pay its suppliers, bill its customers, and record and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company's operations, financial condition, cash flows and results of operations could be adversely affected.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	56

Energy Consumption and Advancement in Technologies Risk
The Company's generation, distribution and transmission assets are affected by energy and water demand, sales and operating costs, among other things, in the jurisdictions in which they operate. Demand, sales and operating costs may change as a result of, among other things, fluctuations in general economic conditions, energy and commodity prices, inflation, interest rates, employment levels, personal disposable income, customer preferences, advancements in new technologies, population or demographic changes and housing starts. Significantly reduced energy or water demand in the Company's service territories could reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending could, in turn, affect the Company's rate base and earnings growth. A downturn in economic conditions may have an adverse effect on the Company's results of operations, financial condition and cash flows despite regulatory measures, where applicable, available to compensate for some or all of the reduced demand and increased costs, which recovery, if any, may lag costs incurred by the Company. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the utility services they consume, thereby affecting the aging and collection of the utilities' trade receivables.
Initiatives designed to reduce greenhouse gas emissions and control or limit the effects of climate change have resulted in incentives and programs to increase energy efficiency and reduce water and energy consumption, including efforts to reduce the availability and reliance on natural gas. There may also be efforts to move to deregulation in certain of the markets in which the Company operates, which could adversely affect the Company's business, financial condition and results of operations.
Significant technological advancements are taking place in the generation and utility industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, battery storage, wind turbines, solar panels and technologies related to lower energy, natural gas and water use. Adoption of these and other technologies may increase as a result of government subsidies or policies, improving economics and changing customer preferences.
Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale electricity generation and electric, water, and natural gas distribution, and as a result, the Company's business, financial condition and results of operations could be adversely affected.
The Company may also invest in and use newly developed, less proven, technologies or generation methods in its development and construction projects or in maintaining or enhancing its existing operations and assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology or generation method to perform as anticipated may adversely affect the profitability of a particular development project or existing operations and assets.
The Company seeks to actively engage with regulators, governments and customers, as appropriate, in an effort to ensure these changes in consumption do not negatively impact the services provided.
Uninsured Risk
The Company maintains insurance coverage for certain exposures, but this coverage is limited and the Company is generally not fully insured against all potential significant losses. Insurance coverage for the Company is subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance. Further, certain assets and facilities of the Company are not fully insured, as the cost of the coverage may not be economically viable or may not otherwise be available. Insurance may not continue to be offered on an economically feasible basis, or at all, and may not cover all events that could give rise to a loss or claim involving the Company's assets or operations. There can also be no assurance that insurers will fulfill their obligations. The Company's ability to obtain and maintain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
If the Company were to incur a significant uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows. In the event of a large uninsured loss, including those caused by severe weather conditions, wildfires, natural disasters and certain other events beyond the control of the Regulated Services Group, the Company may make an application to an applicable regulatory authority for the recovery of these costs through customer rates to offset any loss. However, the Company cannot provide assurance that the regulatory authorities would approve any such application in whole or in part. This potential recovery mechanism is not available to the Hydro Group

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	57

QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended December 31, 2024:

(all dollar amounts in $ millions except per share information)	1st Quarter 2024	2nd Quarter 2024	3rd Quarter 2024	4th Quarter 2024
Revenue	$646.1	$515.4	$573.2	$584.8
Net earnings (loss) attributable to shareholders	(89.1)	200.8	(1,305.7)	(186.4)
Net earnings (loss) attributable to shareholders from continuing operations	(56.9)	180.2	49.5	(107.5)
Net earnings (loss) attributable to shareholders from discontinued operations	(32.2)	20.6	(1,355.2)	(78.9)
Net earnings (loss) per share	(0.13)	0.28	(1.71)	(0.25)
Net earnings (loss) per share from continuing operations	(0.09)	0.25	0.06	(0.14)
Net earnings (loss) per share from discontinued operations	(0.04)	0.03	(1.77)	(0.10)
Diluted net earnings (loss) per share	(0.13)	0.28	(1.71)	(0.25)
Adjusted Net Earnings[1]	79.8	42.2	64.9	45.2
Adjusted Net Earnings per common share[1]	0.11	0.06	0.08	0.06
Adjusted EBITDA[1]	285.4	240.9	264.4	248.6
Total assets[3]	18,307.8	18,866.4	17,788.6	16,961.8
Long-term debt[2,3]	9,089.9	8,292.9	8,725.0	8,047.5
Dividends declared per common share	$0.11	$0.11	$0.07	$0.07

	1st Quarter 2023	2nd Quarter 2023	3rd Quarter 2023	4th Quarter 2023
Revenue	$697.1	$556.4	$564.8	$585.7
Net earnings (loss) attributable to shareholders	270.1	(253.2)	(174.5)	186.3
Net earnings (loss) attributable to shareholders from continuing operations	237.1	(246.4)	(174.9)	169.8
Net earnings (loss) attributable to shareholders from discontinued operations	33.0	(6.8)	0.4	16.5
Net earnings (loss) per share	0.39	(0.37)	(0.26)	0.27
Net earnings (loss) per share from continuing operations	0.34	(0.36)	(0.26)	0.24
Net earnings (loss) per share from discontinued operations	0.05	(0.01)	—	0.02
Diluted net earnings (loss) per share	0.39	(0.37)	(0.26)	0.27
Adjusted Net Earnings[1]	87.5	42.1	68.6	81.3
Adjusted Net Earnings per common share[1]	0.12	0.06	0.10	0.12
Adjusted EBITDA[1]	269.9	226.2	254.9	262.1
Total assets[3]	17,927.1	17,968.7	17,982.8	18,374.0
Long-term debt[2,3]	7,849.2	8,083.4	8,367.3	8,516.0
Dividends declared per common share	$0.11	$0.11	$0.11	$0.11

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt and long-term debt.
3	Includes discontinued operations
Quarterly revenues have fluctuated between $515.4 million and $697.1 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, dispositions, seasonal fluctuations and customer rates. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $1,305.7 million and earnings of $270.1 million over the prior two year period. Earnings have been impacted by non-cash factors such as impairment upon

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	58

classification of the renewable energy group (excluding hydro) as held for sale, deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of December 31, 2024, under the supervision of and with the participation of AQN's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2024, AQN's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls, and a conclusion on this evaluation. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit & Finance Committee of the Board.
Changes in Internal Controls over Financial Reporting
For the twelve months ended December 31, 2024, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its annual consolidated financial statements in accordance with U.S. GAAP. The preparation of the annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, the recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN's significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the annual consolidated financial statements, respectively. Management believes the following accounting policies involve the application of critical accounting estimates. Accordingly, these accounting estimates have been reviewed and discussed with the Audit & Finance Committee of the Board.
Estimated Useful Lives and Recoverability of Long-Lived Assets, Intangibles Assets, Goodwill and Long-term Investments
The Company makes judgments (a) to determine the recoverability of a development project, and the period over which the costs are capitalized during the development and construction of the project, (b) to assess the nature of the costs to be

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

capitalized, (c) to distinguish individual components and major overhauls, and (d) to determine the useful lives or unit-of-production over which assets are depreciated.
Depreciation rates on most utility assets are subject to regulatory review and approval, and depreciation expense is recovered through rates set by ratemaking authorities. The recovery of those costs is dependent on the ratemaking process.
The carrying value of long-lived assets, intangible assets, goodwill and long-term investments, is reviewed whenever events or changes in circumstances indicate that such carrying values may not be recoverable, and at least annually for goodwill. Equity method investments are reviewed to determine whether an other-than-temporary decline in value has occurred and an impairment exists. Some of the factors AQN considers as indicators of impairment include a significant change in energy pricing operational or financial performance, unexpected outcome from rate orders, natural disasters, and changes in regulation. When such events or circumstances are present, the Company assesses whether the carrying value will be recovered through the expected future cash flows. If the facility includes goodwill, the fair value of the facility is compared to its carrying value. Both methodologies are sensitive to the forecasted cash flows and in particular energy prices, long-term growth rate and, discount rate for the fair value calculation.
In 2024 and 2023, management assessed qualitative and quantitative factors for each of the reporting units that were allocated goodwill. No goodwill impairment provision was required.
Valuation of Deferred Tax Assets
In assessing the realization of deferred tax assets, management aims to consider all evidence, both positive and negative, to determine whether it is more likely than not that deferred tax assets will be realized. A piece of objective evidence evaluated is cumulative earnings or losses incurred over the three-year period. Even with a cumulative loss, management will typically review a forecast of future taxable income and consider tax planning strategies before making its final assessment.
Following the announced sale of the renewable energy business (excluding hydro), the Company shifted its method of accounting for deferred taxes on its investment in the renewable energy business from inside basis to outside basis. Based on the Company’s tax basis in the renewable energy business assets, the Renewables Sale is expected to result in a capital loss that is not likely to be realized. A full valuation allowance has been recorded on this outside basis deferred tax asset.
Management's assessment of the deferred tax assets in Canada is that it is no longer probable that most of the benefit of such assets will be realized. Following the Renewables Sale, the Company has limited Canadian entities that are operationally profitable. Management has evaluated all available positive and negative evidence applicable to the remaining entities in Canada and has concluded that it is not probable that the Canadian businesses will earn sufficient taxable profit to allow for the full utilization of available tax attributes prior to their expiry. A valuation allowance has been recorded against the majority of the Canadian deferred tax assets.
Accounting for Rate Regulation
Accounting guidance for regulated operations provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. This accounting guidance is applied to the Regulated Services Group's operations, with the exception of Suralis.
Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet as regulatory assets or liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. Regulatory assets and liabilities are recorded when it is probable that these items will be recovered or reflected in future rates. Determining probability requires significant judgment on the part of management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders and industry practice. If events were to occur that would make the recovery of these assets and liabilities no longer probable, these regulatory assets and liabilities would be required to be written off or written down.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	60

Unbilled Energy Revenues
Revenues related to natural gas, electricity and water delivery are generally recognized upon delivery to customers. The determination of customer billings is based on a systematic reading of meters throughout the month. At the end of each month, amounts of natural gas, energy or water provided to customers since the date of the last meter reading are estimated, and the corresponding unbilled revenue is recorded. Factors that can impact the estimate of unbilled energy include, but are not limited to, seasonal weather patterns compared to normal, total volumes supplied to the system, line losses, economic impacts, and composition of customer classes. Estimates are reversed in the following month and actual revenue is recorded based on subsequent meter readings.
Derivatives
AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Management's judgment is required to determine if a transaction meets the definition of a derivative and, if it does, whether the normal purchases and sales exception applies or whether individual transactions qualify for hedge accounting treatment. Management's judgment is also required to determine the fair value of derivative transactions. AQN determines the fair value of derivative instruments based on forward market prices in active markets obtained from external parties adjusted for nonperformance risk. A significant change in estimate could affect AQN's results of operations if the hedging relationship was considered no longer effective.
Pension and Post-employment Benefits
The obligations and related costs of defined benefit pension and other post-employment benefit plans ("OPEB") are calculated using actuarial concepts, which include critical assumptions related to the discount rate, mortality rate, compensation increase, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events. The mortality assumption for December 31, 2024 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2024 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost for 2024 are outlined in the following table. They are calculated independently of each other. Actual experience may result in changes in a number of assumptions simultaneously. The types of assumptions and method used to prepare the sensitivity analysis has not changed from previous periods and is consistent with the calculation of the retirement benefit obligations and net benefit plan cost recognized in the consolidated financial statements.

	2024 Pension Plans		2024 OPEB Plans
(all dollar amounts in $ millions)	Accrued Benefit Obligation	Net Periodic Pension Cost	Accumulated Postretirement Benefit Obligation	Net Periodic Postretirement Benefit Cost
Discount Rate
1% increase	(51.7)	(2.3)	(20.4)	(2.3)
1% decrease	61.4	3.1	24.8	1.0

Future compensation rate
1% increase	1.5	1.2	—	—
1% decrease	(1.4)	(1.0)	—	—

Expected return on plan assets
1% increase	—	(4.4)	—	(1.7)
1% decrease	—	4.4	—	1.7

Health care trend
1% increase	—	—	23.5	2.9
1% decrease	—	—	(19.6)	(3.7)

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the years ended December 31, 2024 and 2023

MANAGEMENT’S REPORT
Financial Reporting
The accompanying consolidated financial statements and management discussion and analysis ("MD&A") are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit & Finance Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit & Finance Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024. Ernst & Young LLP, the independent registered public accounting firm that audited the accompanying consolidated financial statements has issued its attestation report on the Company’s internal control over financial reporting,

March 7, 2025

/s/ Chris Huskilson	/s/ Darren Myers
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 7, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that is communicated or required to be communicated to the Audit & Finance Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $1.32 billion in regulatory assets and approximately $636.38 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost-of-service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, derivative instruments, pension and other post-employment benefit obligation, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.
Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.
We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and compared that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2024, and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes, and our report dated March 7, 2025, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2025

Algonquin Power & Utilities Corp.
Consolidated Statements of Operations

	Years ended
(thousands of U.S. dollars, except per share amounts)	December 31
	2024	2023
Revenue
Regulated electricity distribution	$1,276,138	$1,295,497
Regulated natural gas distribution	546,436	621,173
Regulated water reclamation and distribution	406,068	399,052
Non-regulated energy sales	35,328	34,322
Other revenue	55,568	53,880
	2,319,538	2,403,924
Expenses
Operating expenses	879,950	823,914
Regulated electricity purchased	365,718	429,760
Regulated natural gas purchased	183,245	267,122
Regulated water purchased	21,467	19,564
Non-regulated energy purchased	213	530
Other cost of sales	23,686	26,528
Depreciation and amortization	395,687	354,079
Asset impairment charge	—	1,481
Loss on foreign exchange	3,483	13,659
	1,873,449	1,936,637
Operating income	446,089	467,287
Interest expense (note 9)	(363,576)	(308,440)
Income (loss) from long-term investments (note 8)	107,439	(123,244)
Other income (note 7)	27,458	39,309
Other net losses (note 18)	(26,962)	(121,706)
Pension and other post-employment non-service costs (note 10)	(14,097)	(19,885)
Gain on derivative financial instruments (note 23(b)(iv))	829	4,564
	(268,909)	(529,402)
Earnings (loss) before income taxes	177,180	(62,115)
Income tax recovery (expense) from continuing operations (note 17)
Current	(18,199)	(5,864)
Deferred	(168,598)	42,919
	(186,797)	37,055
Earnings (loss) from continuing operations	(9,617)	(25,060)
Loss from discontinued operations, net of tax (note 24(b))	(1,506,276)	(8,245)
Net loss	(1,515,893)	(33,305)
Net effect of non-controlling interest from continuing operations (note 16)	74,920	10,617
Net effect of non-controlling interest from discontinued operations (note 24(b))	60,456	51,362
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,380,517)	$28,674
Series A Shares and Series D Shares dividend (note 15)	10,489	8,356
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(1,391,006)	$20,318
Basic and diluted net earnings (loss) per share from continuing operations (note 19)	$0.07	$(0.03)
Basic and diluted net earnings (loss) per share from discontinued operations (note 19)	$(1.97)	$0.06
Basic and diluted net earnings (loss) per share (note 19)	$(1.90)	$0.03
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income (Loss)

	Years ended
(thousands of U.S. dollars)	December 31
	2024	2023
Net loss	$(1,515,893)	$(33,305)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil (2023 - tax recovery of $6,616), (notes 23(b)(iii) and 23(b)(iv))	34,447	(5,386)
Change in fair value of cash flow hedges, net of tax expense $444 (2023 - tax recovery of $1,885), (note 23(b)(ii))	52,251	59,487
Change in pension and other post-employment benefits, net of tax expense of $3,750 (2023 - tax expense of $1,612) (note 10)	7,010	4,693
OCI, net of tax (note 14)	93,708	58,794

Amounts reclassified from AOCI (note 14 and 24(b))	94,593	—
Comprehensive income (loss)	(1,327,592)	25,489
Comprehensive loss attributable to the non-controlling interests	(130,759)	(60,962)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(1,196,833)	$86,451
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$34,842	$25,051
Trade and other receivables, net (note 4)	422,571	401,440
Fuel and natural gas in storage	43,719	48,982
Supplies and consumables inventory	179,881	173,424
Regulatory assets (note 7)	194,943	142,970
Prepaid expenses	68,771	65,786
Derivative instruments (note 23)	11,090	5,584
Other assets (note 11)	12,760	15,800
Assets held for sale (note 24)	166,513	187,308
	1,135,090	1,066,345
Property, plant and equipment, net (note 5)	9,450,095	9,126,773
Intangible assets, net (note 6)	69,136	72,464
Goodwill (note 6)	1,312,224	1,324,062
Regulatory assets (note 7)	1,126,116	1,184,713
Long-term investments (note 8)
Investments carried at fair value	2,058	1,054,665
Other long-term investments	65,699	140,097
Derivative instruments (note 23)	97,376	69,206
Deferred income taxes (note 17)	11,218	151,576
Other assets (note 11)	163,622	184,403
Assets held for sale (note 24)	3,529,123	3,999,657
	$16,961,757	$18,373,961

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$164,154	$180,407
Accrued liabilities	503,250	480,694
Dividends payable (note 15)	49,708	74,995
Regulatory liabilities (note 7)	76,744	99,850
Long-term debt (note 9)	491,733	621,856
Other long-term liabilities (note 12)	36,265	79,315
Derivative instruments (note 23)	1,889	20,709
Other liabilities	20,706	7,894
Liabilities associated with assets held for sale (note 24)	152,961	119,460
	1,497,410	1,685,180
Long-term debt (note 9)	6,207,040	6,878,299
Regulatory liabilities (note 7)	559,638	634,446
Deferred income taxes (note 17)	577,173	566,264
Derivative instruments (note 23)	17,534	5,971
Pension and other post-employment benefits obligation (note 10)	73,557	96,496
Other long-term liabilities (note 12)	273,798	310,219
Liabilities associated with assets held for sale (note 24)	1,574,334	1,254,315
	9,283,074	9,746,010
Redeemable non-controlling interests
Redeemable non-controlling interest, held by related party (note 16)	—	308,350
Redeemable non-controlling interests (notes 16, 24(a))	5,000	10,013
	5,000	318,363
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	7,391,304	6,229,994
Additional paid-in capital	(19,217)	7,254
Deficit	(2,929,855)	(1,279,696)
Accumulated other comprehensive loss (“AOCI”) (note 14)	81,398	(102,286)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,707,929	5,039,565
Non-controlling interests (notes 16, 24(a))
Non-controlling interests - tax equity partnership units	1,099,334	1,196,720
Other non-controlling interests	369,010	347,338
Non-controlling interest, held by related party	—	40,785
	1,468,344	1,584,843
Total equity	6,176,273	6,624,408
Commitments and contingencies (note 21)
Subsequent events (notes 1(c), 7, 24)
	$16,961,757	$18,373,961
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity

(thousands of U.S. dollars) For the year ended December 31, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
Net loss	—	—	—	(1,380,517)	—	(135,376)	(1,515,893)
Amounts reclassified from AOCI to the consolidated statements of operations (note 24(b))	—	—	—	—	94,593	—	94,593
Effect of redeemable non-controlling interests not included in equity (note 16)	—	—	—	—	—	1,324	1,324
OCI	—	—	—	—	89,091	4,617	93,708
Dividends declared and distributions to non-controlling interests	—	—	—	(270,537)	—	(76,719)	(347,256)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	75,571	75,571
Common shares issued upon public offering, net of tax-effected cost	1,150,000	—	(20,305)	—	—	—	1,129,695
Common shares issued under employee share purchase plan	3,954	—	—	—	—	—	3,954
Share-based compensation	—	—	15,242	—	—	—	15,242
Common shares issued pursuant to share-based awards	7,356	—	(5,784)	895	—	—	2,467
Non-controlling interest assumed on asset acquisition	—	—	(15,624)	—	—	14,084	(1,540)
Balance, December 31, 2024	$7,391,304	$184,299	$(19,217)	$(2,929,855)	$81,398	$1,468,344	$6,176,273

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity (continued)

(thousands of U.S. dollars) For the year ended December 31, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net earnings (loss)	—	—	—	28,674	—	(61,979)	(33,305)
Effect of redeemable non-controlling interests not included in equity (note 16)	—	—	—	—	—	(24,598)	(24,598)
OCI	—	—	—	—	57,777	1,017	58,794
Dividends declared and distributions to non-controlling interests	—	—	—	(279,634)	—	(54,322)	(333,956)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Common shares issued under employee share purchase plan	5,229	—	—	—	—	—	5,229
Share-based compensation	—	—	13,162	—	—	—	13,162
Common shares issued pursuant to share-based awards	10,329	—	(15,321)	(309)	—	—	(5,301)
Balance, December 31, 2023	$6,229,994	$184,299	$7,254	$(1,279,696)	$(102,286)	$1,584,843	$6,624,408
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Cash provided by (used in):
Operating activities
Net loss	$(1,515,893)	$(33,305)
Adjustments and items not affecting cash:
Depreciation and amortization	476,679	466,996
Deferred taxes	105,579	(76,560)
Initial value and changes in derivative financial instruments, net of amortization	(5,780)	(15,502)
Share-based compensation	18,389	10,397
Cost of equity funds used for construction purposes	(1,734)	(3,366)
Change in value of investments carried at fair value	37,978	229,988
Pension and post-employment expense in excess of (lower than) contributions	(432)	(7,838)
Distributions received from equity investments, net of income	42,191	11,730
Impairment of assets	—	23,492
Loss from classification as held for sale (note 24(b))	1,357,343	—
Loss on reclassification of AOCI (note 24(b))	94,593	—
Other	12,243	108,338
Net change in non-cash operating items (note 22)	(139,438)	(86,336)
	481,718	628,034
Financing activities
Increase in long-term debt	4,035,028	3,033,503
Repayments of long-term debt	(5,344,170)	(2,297,346)
Net change in commercial paper	(98,728)	74,720
Issuance of common shares, net of costs	1,153,954	5,229
Cash dividends on common shares	(285,063)	(322,468)
Dividends on preferred shares	(10,489)	(8,356)
Contributions from non-controlling interests and redeemable non-controlling interests	60,545	98,955
Production-based cash contributions from non-controlling interest from discontinued operations	13,072	9,084
Production-based cash contributions from non-controlling interest from continuing operations	1,953	—
Distributions to non-controlling interests, related party	—	(25,428)
Distributions to non-controlling interests	(33,315)	(51,164)
Payments upon settlement of derivatives	6,008	—
Shares surrendered to fund withholding taxes on exercised share options	(3,482)	(2,434)
Redemption of Series C preferred shares	—	(14,515)
Acquisition of non-controlling interest	(23,379)	—
Increase in other long-term liabilities	17,449	22,666
Decrease in other long-term liabilities	(45,797)	(79,638)
	(556,414)	442,808
Investing activities
Additions to property, plant and equipment and intangible assets	(872,421)	(1,026,171)
Increase in long-term investments	(115,137)	(243,742)
Divestiture of operating entity	29,548	—
Increase in other assets	(9,385)	(12,220)
Receipt of principal on development loans receivable	—	174,763
Decrease in long-term investments	22,949	11,749
Proceeds from sale of long-lived assets (note 8(a))	1,077,184	—
	132,738	(1,095,621)
Effect of exchange rate differences on cash and restricted cash	(3,088)	(267)
Increase (decrease) in cash, cash equivalents and restricted cash	$54,954	$(25,046)
Cash, cash equivalents and restricted cash, beginning of year	76,139	101,185
Cash, cash equivalents and restricted cash, end of year	$131,093	$76,139

Algonquin Power & Utilities Corp. Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$432,721	$368,511
Cash paid (received) during the year for income taxes - net	$(56,724)	$7,171
Cash received during the year for distributions from equity investments	$86,310	$112,716
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$84,720	$172,165
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$11,310	$46,040
Issuance of common shares upon conversion of convertible debentures	$—	$11
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$195,110	$23,938
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. Subsequent to the signing of the transaction agreement in respect of the Renewables Sale (as defined below) and the sale of the Company's ownership stake in Atlantica Sustainable Infrastructure plc ("Atlantica") during the year, AQN revised its business units in connection with its transformation into a pure-play regulated utility and to align with strategic priorities and internal governance. The Company's operations are now organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii), the Hydro Group, which consists of hydroelectric-generating facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, as of December 31, 2024, the assets and liabilities of this segment (excluding the Hydro Group) have been presented as held for sale and its net earnings have been reported as discontinued operations (the “discontinued operations”) (see note 24).
Subsequent to year-end, on January 8, 2025, the renewable energy business (excluding hydro) was sold by the Company pursuant to the Renewables Sale.
1.Significant accounting policies
(a)Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN and variable interest entities ("VIEs") where the Company is the primary beneficiary (note 1(n)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(t)).
(c)Discontinued Operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) ("Renewables sale") to a wholly owned subsidiary of LS Power (“LS Buyer”). During the third quarter of 2024, the Company concluded that the consolidated assets within its former renewable energy group (excluding hydro) met the accounting requirements to be presented as “Held for Sale”. As a result, the renewable energy group (excluding hydro) has been classified as "discontinued operations" in the 2024 consolidated annual financial statements.
AQN has elected to present the cash flows of discontinued operations combined with cash flows of continuing operations. No interest from corporate-level debt was allocated to discontinued operations. For the years ended December 31, 2024 and 2023, the loss from discontinued operations, net of tax on AQN’s consolidated statements of operations, includes amounts related to non-controlling interests. A portion of non-controlling interest on AQN’s consolidated balance sheets relates to discontinued operations for the periods presented.
Subsequent to the year-end, on January 8, 2025, the Company completed the Renewables sale.
Unless otherwise noted, the notes to these consolidated annual financial statements exclude amounts related to discontinued operations for all periods presented.
(d)Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(w). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Business combinations, intangible assets and goodwill (continued)
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts within the Hydro Group are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company’s customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company’s electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
(e)Accounting for rate-regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the "Regulator"). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ("FASB") ASC Topic 980, Regulated Operations ("ASC 980") except for AQN’s Chilean operating company, Suralis (Chile) Water System ("Suralis"). The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover Suralis’s specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-making process. Included in note 7, "Regulatory matters", are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported consolidated financial condition and consolidated results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission ("FERC"), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the Gas Distribution Uniform Accounting Regulation - Gas Distribution Act, 1999 (New Brunswick).
(f)Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(g)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(h)Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.
(i)Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(a)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(j)Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) is charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base, and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(k)Property, plant and equipment
Property, plant and equipment are recorded at cost. Project development costs for rate-regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as regulatory assets or property, plant and equipment when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction ("AFUDC") for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(k)Property, plant and equipment (continued)
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses, such as maintenance and repair costs, are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(c)) once the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.
The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average useful lives
	2024	2023	2024	2023
Utility plant	1-100	1-100	41	40
Hydro: generation facilities and other	5-60	5-60	35	35
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(l)Commonly owned facilities
The Company owns undivided interests in three electric-generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company’s investment in the undivided interest is recorded as plant in service and recovered through rate base. Commonly owned facilities represent cost of $560,729 (2023 - $552,701) and accumulated depreciation of $103,319 (2023 - $83,283). The Company’s share of operating costs is recognized in operating expenses. Total expenditures incurred on these facilities for the year ended December 31, 2024 were $69,637 (2023 - $72,584).
(m)Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(n)Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).
The Company’s continuing operation has equity and notes receivable interests in one power-generating facility. AQN has determined that this entity is considered a VIE mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facility’s economic performance relate to siting, permitting, technology, construction, operations and maintenance, and financing. As AQN has both the power to direct the activities of the entity that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entity that could potentially be significant to the entity, the Company is considered the primary beneficiary.
Total net book values of assets and long-term debt of this facility amount to $28,832 (2023 - $29,537) and $9,212 (2023 - $12,738), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $11,453 (2023 - $11,732), operating expenses and amortization of $3,180 (2023 - $3,053), and interest expense of $1,066 (2023 - $1,384).
(o)Long-term investments and development loans
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectibility of both the interest and principal is reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(p)Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit ("OPEB") plans and supplemental retirement program ("SERP") plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in AOCI and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in pension and other post-employment non-service costs in the consolidated statements of operations.
(q)Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation to the extent that retirement of assets are expected to be recovered through rates, these are recorded as regulatory assets.
(r)Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, railcars and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company’s right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company’s lease balances as of December 31, 2024 and its expected lease payments for the next five years and thereafter are not significant.
(s)Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan ("ESPP"); a deferred share unit ("DSU") plan; and a restricted share unit ("RSU") and performance share unit ("PSU") plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings (loss) and OCI attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings (loss) or comprehensive income (loss) as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S.-based wind and solar businesses are organized as limited liability corporations ("LLCs") and partnerships, and have non-controlling membership equity investors ("tax equity partnership units", or "Tax Equity Investors"), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting (note 16).
The HLBV method uses a balance sheet approach. A calculation is prepared as at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors’ share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(u)Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Refer to note 20, "Segmented information" for details of revenue disaggregation by business units.
The Company primarily derives its revenue from the distribution and generation of electricity, water distribution, wastewater collection and distribution of natural gas.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for natural gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(u)Recognition of revenue (continued)
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 20, "Segmented information" and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
(v)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amounts.
The Company’s Canadian operations have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions is denominated in Canadian dollars. Similarly, the Company’s Chilean and Bermudian operations’ functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing as at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(w)Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate-regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(w)Income taxes (continued)
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(x)Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair values recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings (loss) in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings (loss).
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution facilities enter into power and natural gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(y)Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
(z)Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(aa)Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The FASB issued Accounting Standards Updated ("ASU") 2023-07, Segment Reporting: Improvement to Reportable Segments Disclosures, which required enhanced reportable segment disclosures. The new accounting guidance is effective for annual periods beginning on or after December 15, 2023. The adoption of the new accounting guidance did not result in significant changes to the Company’s segment note disclosure. See note 20 for further details.
(b)Recently issued accounting guidance not yet adopted
On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), requiring additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses.
The new guidance applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact from the new FASB accounting guidance.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions, development projects and disposition transactions
Acquisition of Liberty Development JV Inc. & Liberty Development Energy Solutions B.V.
On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV Inc. and Algonquin (AY Holdco) B.V., a wholly owned subsidiary of the Company, as well as acquired the remaining 50% ownership in Liberty Development Energy Solutions B.V., for a combined purchase price of $7,859. The transaction has been accounted for as an asset acquisition and purchase of non-controlling interest. The consideration paid in excess of the fair value of the net assets acquired of $8,696 was recorded in equity.
Disposition of Renewable Energy Business (Excluding Hydro)
See note 24 for a discussion of the disposition of the renewable energy business (excluding hydro).
4.Trade and other receivables
Trade and other receivables as of December 31, 2024 include unbilled revenue of $120,227 (2023 - $112,785) from the Company’s regulated utilities. Trade and other receivables as of December 31, 2024 are presented net of allowance for doubtful accounts of $27,096 (2023 - $29,764).
5.Property, plant and equipment
Property, plant and equipment consist of the following:

2024
	Cost	Accumulated depreciation	Net book value
Utility plant	$10,366,245	$1,596,778	$8,769,467
Hydro: generation facilities and other	258,631	129,426	129,205
Land	117,700	—	117,700
Construction-in-progress
Utility plant	426,170	—	426,170
Hydro: generation facilities and other	7,553	—	7,553
	$11,176,299	$1,726,204	$9,450,095

2023
	Cost	Accumulated depreciation	Net book value
Utility plant	$9,330,075	$1,204,155	$8,125,920
Hydro: generation facilities and other	272,498	132,105	140,393
Land	118,295	—	118,295
Construction-in-progress
Utility plant	736,173	—	736,173
Hydro: generation facilities and other	5,992	—	5,992
	$10,463,033	$1,336,260	$9,126,773
Utility plant includes cost of $2,146,852 (2023 - $1,961,720) and accumulated depreciation of $171,920 (2023 - $98,128) related to regulated generation assets. Furthermore, it also includes cost of $3,351 (2023 - $3,270) and accumulated depreciation of $2,970 (2023 - $2,455) related to assets under finance lease. Land includes costs of $5,263 (2023 - $5,263) and construction-in-progress - utility plant includes costs of $43,319 (2023 - $15,770) related to regulated generation assets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Property, plant and equipment (continued)
Hydro: generation facilities and other include cost of $74,818 (2023 - $77,859) and accumulated depreciation of $38,692 (2023 - $40,386) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under financing lease was $974 (2023 - $461).
For the year ended December 31, 2024, contributions received in aid of construction of $672 (2023 - $238) have been credited to the cost of the assets.
Interest and AFUDC capitalized to the cost of the assets in 2024 and 2023 are as follows:

	2024	2023
AFUDC capitalized on regulated property:
Allowance for borrowed funds	$4,604	$9,440
Allowance for equity funds	1,748	3,372
	$6,352	$12,812
6.Intangible assets and goodwill
Intangible assets consist of the following:

2024	Cost	Accumulated amortization	Net book value
Customer relationships (a)	$74,286	$15,025	$59,261
Other (b)	10,105	230	9,875
	$84,391	$15,255	$69,136

2023	Cost	Accumulated amortization	Net book value
Customer relationships	$77,059	$14,611	$62,448
Other (b)	10,203	187	10,016
	$87,262	$14,798	$72,464
(a) For the year ended 2024, Customer relationships includes foreign exchange of $(2,773) (2023 - $(747)).
(a) Other includes brand names, water rights, easements and miscellaneous intangibles
Estimated amortization expense for intangible assets for each of the next five years is $1,089.

	2024	2023
Goodwill
Opening balance	$1,324,062	$1,320,579
Business acquisitions	—	4,195
Foreign exchange	(11,838)	(712)
Closing balance	$1,312,224	$1,324,062
7.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the applicable Regulators of the jurisdictions in which they operate. The applicable Regulators have jurisdiction with respect to rate, service, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these Regulators. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General Rate Case ("GRC")
On September 30, 2021, filed its revenue allowance application in which it requested a $34,800 increase for 2022 and a $6,100 increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22,800, for a revenue allowance of $224,100 for 2022 and $226,200 for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

BELCO	Bermuda	GRC
On October 17, 2023, filed its revenue allowance application in which it requested a $59,100 increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%. On May 30, 2024, the RA issued a final order authorizing a revenue increase of $33,600 for 2024 and 2025 based on a weighted average cost of capital of 7.79%. New base rates became effective August 1, 2024.

Empire District Electric	Arkansas	GRC
On February 14, 2023, filed an application seeking an increase in revenues of $7,300 based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5,300 based on a 44% equity ratio phased in over three years. New rates became effective January 1, 2024.

New York Water	New York	GRC
On May 4, 2023, filed an application seeking an increase in revenues of $39,700 based on an ROE of 10% and an equity ratio of 50%. On May 31, 2024, the Staff of the Department of Public Service and the Company filed a joint proposal resolving all contested issues. On July 16, 2024, an evidentiary hearing was held on the joint proposal. On August 15, 2024, the Commission issued an order approving the joint proposal and authorizing a $38,600 increase in revenues over a three-year rate plan ($26,300 in Year 1, $6,100 in Year 2 and $6,200 in Year 3). New rates became effective September 1, 2024 and are being collected retroactive to April 1, 2024 through a make whole surcharge that will be in effect from September 1, 2024 through March 31, 2026.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Midstates Gas	Illinois	GRC
On December 20, 2023, filed an application seeking an increase in revenues of $5,300 based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission ("ICC Staff") filed testimony recommending a $600 rate decrease. On May 16, 2024, the Company filed updated rebuttal testimony revising its proposed revenue increase to $4,600. On June 20, 2024, ICC Staff filed its rebuttal testimony recommending a base rate revenue increase of $2,100, and the Company filed surrebuttal testimony revising its proposed revenue increase to $4,100. A hearing was held on June 27, 2024. On July 25, 2024, the ICC Staff filed a legal brief recommending a revenue increase of $3,100. On October 31, 2024, the ICC issued a final order approving a total increase of $3,200 or 22.32% in base rate revenues. The rate increase reflects an approved rate of return of 7.54% that incorporates a ROE of 9.90% and long-term debt cost rate of 5.60%. New rates took effect on November 15, 2024.

Midstates Gas	Missouri	GRC
On February 9, 2024, filed an application seeking an increase in revenues of $13,200 based on an ROE of 10.8% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission and Office of the Public Counsel ("OPC") filed direct testimony. The Staff proposed a base revenue increase of $4,400 based on a 50.0% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024, the parties filed rebuttal testimony. On September 19, 2024, the parties filed surrebuttal testimony. On October 9, 2024, the Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9,100. On November 6, 2024, the Commission unanimously voted to approve the settlement agreement. A written order was issued January 2, 2025 with new rates effective January 8, 2025.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	December 31, 2024	December 31, 2023
Regulatory assets
Securitized costs, net (a)	$285,581	$—
Rate adjustment mechanism (b)	198,174	192,880
Deferred capitalized costs (c)	178,412	124,517
Fuel and commodity cost adjustments (d)	108,531	326,418
Wildfire mitigation and vegetation management (e)	128,317	64,146
Income taxes (f)	96,685	101,939
Pension and post-employment benefits (g)	51,819	68,822
Environmental remediation (h)	62,340	66,779
Clean energy and other customer programs (i)	40,492	37,214
Debt premium (j)	12,764	18,995
Retired generating plant (k)	14,586	183,732
Asset retirement obligation (l)	11,671	26,620
Cost of removal (m)	9,815	11,084
Rate review costs (n)	11,153	8,815
Long-term maintenance contract (o)	2,963	4,932
Other regulatory assets (p)	107,756	90,790
Total regulatory assets	1,321,059	1,327,683
Less: current regulatory assets	(194,943)	(142,970)
Non-current regulatory assets	$1,126,116	$1,184,713

Regulatory liabilities
Income taxes (f)	$256,669	$290,121
Cost of removal (m)	188,924	185,786
Pension and post-employment benefits (g)	138,765	104,636
Fuel and commodity cost adjustments (d)	30,940	42,850
Clean energy and other customer programs (i)	8,502	12,730
Rate adjustment mechanism (b)	1,814	2,078
Other regulatory liabilities	10,768	96,095
Total regulatory liabilities	636,382	734,296
Less: current regulatory liabilities	(76,744)	(99,850)
Non-current regulatory liabilities	$559,638	$634,446
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on rate adjustment mechanism (b), fuel and commodity cost adjustments (d), clean energy and other customer programs (i), and rate review costs of some jurisdictions (n). During 2024, the Company recognized $27,458 (2023 - $39,309) of carrying charges on regulatory balances on the consolidated statements of operations under other income, which was computed using only the debt component of the allowed returned.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds (see note 9(e)), $301,463 of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During 2024, $15,939 was recorded as amortization expense in the consolidated statements of operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b)Rate adjustment mechanism
Revenue for CalPeco Electric System, New England Gas System, Midstates Gas System, EnergyNorth Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective Regulators, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from one to five years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability. Retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas’ regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 26 years. The New York Water System has similar trackers, which are recovered over periods ranging from one to two years.
(c)Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire District Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually.
In 2020, the Empire District Electric System made an election under Missouri law to apply the plant-in-service accounting ("PISA") regulatory mechanism, which permits the Empire District Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital ("WACC") on certain property, plant and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.
(d)Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or fuel purchased differ from power or fuel costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and fuel in future periods ranging mostly from 6 to 24 months, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 23(b)(i)) are recoverable through the commodity costs adjustment.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(d)Fuel and commodity cost adjustments (continued)
In February 2021, the Company’s operations were impacted by the Midwest Extreme Weather Event. As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses.
In early 2022, pursuant to the Securitization Statute, Empire District Electric sought authorization for the issuance of $221,646 in Securitized Utility Tariff Bonds associated with the Midwest Extreme Weather Event and $140,774, in Securitized Utility Tariff Bonds for its Asbury costs, which included $21,283 in asset retirement obligations, which are estimates of costs that Empire District Electric will recover from the Asbury retirement but which have not yet been incurred. On August 1, 2023, the Missouri Western District Court of Appeals affirmed the amount eligible for securitization in line with the Missouri Public Service Commission’s (“MPSC’s”) order of $290,383. The MPSC’s order excludes a portion of carrying costs and taxes associated with the retirement of the Asbury plant. Thus, the Company has incurred a one-time net loss of $63,495 ($48,452 net of tax) in the third quarter of 2023.
On January 30, 2024, Empire District Bondco, LLC (“Empire District Bondco”), a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, (together, the “Securitization Bonds”), to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
(e)Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company’s California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management.
On July 12, 2019, California Assembly Bill 1054 (“AB 1054”) was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission (“CPUC”) for recovery of costs and expenses arising from a covered wildfire and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco") tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms, and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA"). The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC. The Company will continue to evaluate the probability of recovery based on available evidence and applicable legal determinations.
In relation to the Mountain View Fire, the Company accrued estimated losses of $172,300 for claims arising out of the Mountain View Fire, against which it recorded expected recoveries through insurance of $116,000 and WEMA of $56,300. During the year, the Company paid $136,500 related to these claims and received insurance recoveries of $116,000. While the Company plans to seek recovery of the estimated losses in excess of the available insurance, it is subject to approval by the CPUC pursuant to the standard in AB 1054. Refer to Note 21(a) for details.
(f)Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(g)Pension and post-employment benefits
To the extent pension and OPEB costs incurred differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability as approved by the applicable Regulators and is recovered through rates over a period of three to eight years. In addition, the annual movements in AOCI for pension and OPEB for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System (note 10(b)) are reclassified to regulatory accounts in accordance with ASC 980. The balance is recovered through rates consistent with the treatment of OCI under Compensation Non-retirement Post-employment Benefits (“ASC 712”) and Compensation Retirement Benefits (“ASC 715”). As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that had not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. These balances are recovered through rates over the future service years of the employees (an average of 10 years) or consistent with the treatment of OCI under ASC 712 and ASC 715 before the transfer to regulatory asset occurred.
(h)Environmental remediation
Actual expenditures incurred for the clean-up of certain former natural gas manufacturing facilities (note 12(d)) are recovered through rates over a period of seven years and are subject to an annual cap.
(i)Clean energy and other customer programs
The regulatory asset for clean energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and recovered over periods of one to ten years.
(j)Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(k)Retired generating plant
On March 1, 2020, the Company’s 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant-in-service to a regulatory asset. The net book value that may be retained as an asset on the consolidated balance sheets for the retired plant is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset. The Company is also assessing the decommissioning requirements associated with the retirement of the facility.
On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event. As noted above under (d) Fuel and commodity cost adjustments, on January 30, 2024, the Company completed the securitization of the costs associated with the retirement of the Asbury plant in accordance with the MPSC’s order.
(l)Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.
(m)Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability (or asset) tracks the amounts that have been collected from customers net of costs incurred to date.
(n)Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from one to five years.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Regulatory matters (continued)
(o)Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire District Electric System's power plants differ from the costs recoverable through current rates, that difference is generally included in rate base and recovered over five years.
(p)Other regulatory assets
The Company’s regulated utilities incur other miscellaneous costs such as storm costs, property taxes, financing costs and equipment costs, which are probable of recovery under existing mechanisms.
8.Long-term investments
Long-term investments consist of the following:

	December 31, 2024	December 31, 2023
Long-term investments carried at fair value
Atlantica (a)	$—	$1,052,703
Other	2,058	1,962
	$2,058	$1,054,665

Other long-term investments
Equity-method investees (b)	$38,113	$112,680
San Antonio Water System and other (c)	27,586	27,417
	$65,699	$140,097
Fair value change, income (loss) related to long-term investments from the years ended December 31 is as follows:

	Year ended December 31,
	2024	2023
Fair value gain (loss) on investments carried at fair value
Atlantica (a)	$21,421	$(215,437)
Other	263	133
	$21,684	$(215,304)
Dividend and interest income from investments carried at fair value
Atlantica	$76,260	$87,154
Other	50	49
	$76,310	$87,203
Other long-term investments
Equity method gain (loss) (b)	$4,267	$(1,919)
Interest and other income	5,178	6,776
	$9,445	$4,857
Income (loss) from long-term investments	$107,439	$(123,244)
(a)Investment in Atlantica
Prior to December 12, 2024, Liberty (AY Holdings) B.V. ("AY Holdings"), an entity controlled and consolidated by AQN, held an approximately 42% share ownership (2023 - 42%) in Atlantica. On December 12, 2024, the Company completed the sale of its stake in Atlantica for $1,077,184.
The Company had elected the fair value option under ASC 825, Financial Instruments, to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests, primarily a 9.8% ownership stake in a regulated transmission line in the province of Ontario and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $38,113 (2023 - $112,680), including investment in VIEs of $nil (2023 - $73,737).
(c)San Antonio Water System
The Company does not have significant influence over San Antonio Water System investments. It is accounted for using the cost method and as at December 31, 2024, it is recorded at the cost of $25,634 (2023 - $25,634).
9.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2024	December 31, 2023
Senior unsecured revolving credit facilities (a)	—	2025-2028	N/A		$250,692	$1,361,520
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2025-2031	N/A		180,346	786,962
Commercial paper	—	2025	N/A		382,992	481,720
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	5.37%	2026		$1,140,787	1,140,167	1,144,897
Senior unsecured notes (d)	4.25%	2027-2047		$2,195,000	2,181,759	1,406,278
Senior unsecured utility notes	6.30%	2025-2035		$137,000	145,558	147,589
Senior secured utility bonds (e)	4.82%	2026-2044		$861,678	849,203	551,166
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200,000	137,868	151,395
Senior secured project notes	10.21%	2027	C$	13,255	9,212	12,738
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.73%	2028-2040	CLF	1,405	59,440	70,967
					$5,337,237	$6,115,232
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	274,281	298,382
Subordinated unsecured notes	5.97%	2079-2082		$1,100,000	1,087,255	1,086,541
					$6,698,773	$7,500,155
Less: current portion					(491,733)	(621,856)
					$6,207,040	$6,878,299
Short-term obligations of $118,286 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
The following table sets out the bank credit facilities available to AQN and its operating groups as of December 31, 2024:

	December 31, 2024	December 31, 2023
Revolving and term credit facilities	$2,380,300	$3,462,000
Funds drawn on facilities/commercial paper issued	(814,787)	(2,630,276)
Letters of credit issued	(26,246)	(77,128)
Liquidity available under the facilities	1,539,267	754,596
Undrawn portion of uncommitted letter of credit facilities	(63,300)	(39,448)
Cash on hand	34,842	25,051
Total liquidity and capital reserves	$1,510,809	$740,199
(a)Senior unsecured revolving credit facilities
On January 29, 2024, the Company amended its senior unsecured revolving credit facility (the "Bermuda Credit Facility"), increasing the limit by $25,000 to $100,000. On November 18, 2024, the Company extended the maturity of the Bermuda Credit Facility from December 31, 2024 to December 31, 2025.
On October 25, 2024, the $500,000 short-term regulated services credit facility terminated on its maturity.
On October 30, the Company extended the maturity of the $25,000 senior unsecured revolving credit facility to June 24, 2025.
(b)Senior unsecured bank credit facilities and delayed draw term facilities
On January 8, 2024, the maturity date of the fully drawn $306,500 secured credit facility of Liberty Development Energy Solutions B.V. (the "Margin Loan") was extended to September 30, 2024. The Company reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024. On June 20, 2024, the Margin Loan was repaid in full.
On October 25, 2024, the senior unsecured syndicated delayed draw term facility with $610,386 drawn in connection with the acquisition of Liberty Utilities (New York Water) Corp. was repaid on its maturity.
(c)Senior unsecured notes (Green Equity Units)
On March 28, 2024, the Company successfully remarketed its $1,150,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company’s corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities that matured on June 13, 2024. Subsequently, on June 17, 2024, all outstanding Purchase Contracts were settled. In connection with the settlement of the Purchase Contracts, holders of Green Equity Units received, following payment of $50.00 for each Purchase Contract, 3.3439 Common Shares for each Purchase Contract held. The payment obligation of holders was satisfied with the proceeds of the treasury portfolio purchased in connection with the remarketing of the Notes.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Long-term debt (continued)
(d)Senior unsecured notes
On January 12, 2024, Liberty Utilities Co. completed an offering of $500,000 aggregate principal amount of 5.577% senior notes due January 31, 2029 (the "2029 Notes") and $350,000 aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities Co. and rank equally with all of Liberty Utilities Co.’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities Co.’s subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities Co. used the net proceeds from the sale of the Senior Notes to repay indebtedness.
On April 30, 2024, the Company repaid a $70,000 senior unsecured note on its maturity.
(e)Senior secured utility bonds
On January 30, 2024, Empire District Bondco, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180,500 of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125,000 aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant described in note 7. The principal asset securing the Securitization Bonds is the securitized utility tariff property.
As of December 31, 2024, the Company has accrued $76,956 in interest expense (2023 - $60,782). Interest expense for the year ended December 31 consists of the following:

	2024	2023
Long-term debt	$293,544	$217,672
Commercial paper, credit facility draws and related fees	100,386	119,868
Accretion of fair value adjustments	(23,000)	(21,968)
AFUDC capitalized on regulated property	(4,604)	(9,440)
Other	(2,750)	2,308
	$363,576	$308,440
Principal payments due in the next five years and thereafter are as follows:

2025	2026	2027	2028	2029	Thereafter	Total
$491,733	$1,193,957	$458,328	$242,592	$878,743	$3,467,475	$6,732,828
10.Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2024 were $14,652 (2023 - $14,521).
The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company’s cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:

	Pension benefits		OPEB
	2024	2023	2024	2023
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$647,092	$627,668	$209,498	$217,330
Plan settlements	—	(3,226)	—	—
Service cost	13,625	11,725	2,901	3,253
Interest cost	33,260	33,633	11,052	11,510
Actuarial loss (gain)	(32,568)	20,085	(11,106)	(10,913)
Contributions from retirees	—	—	2,018	2,189
Medicare Part D	—	—	314	355
Benefits paid	(45,343)	(42,740)	(13,596)	(14,226)
Foreign exchange	(100)	(53)	—	—
Projected benefit obligation, end of year	$615,966	$647,092	$201,081	$209,498
Change in plan assets
Fair value of plan assets, beginning of year	610,209	568,982	193,782	172,167
Actual return on plan assets	33,371	65,235	16,379	22,620
Employer contributions	22,600	21,956	2,801	10,677
Plan settlements	(98)	(3,226)	—	—
Contributions from retirees	—	—	2,018	2,189
Medicare Part D subsidy receipts	—	—	314	355
Benefits paid	(45,343)	(42,740)	(13,596)	(14,226)
Foreign exchange	—	2	—	—
Fair value of plan assets, end of year	$620,739	$610,209	$201,698	$193,782
Funded (unfunded) status	$4,773	$(36,883)	$617	$(15,716)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	32,608	12,598	51,882	35,879
Current liabilities	(1,647)	(1,416)	(3,896)	(3,164)
Non-current liabilities	(26,188)	(48,065)	(47,369)	(48,431)
Net amount recognized	$4,773	$(36,883)	$617	$(15,716)
The accumulated benefit obligations for the pension and OPEB plans are $792,353 and $827,559 as of December 31, 2024 and 2023, respectively.

Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2024	2023	2024	2023
Accumulated benefit obligation	$38,855	$425,842	$69,617	$71,089
Fair value of plan assets	$11,339	$393,857	$18,351	$18,793

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2024	2023	2024	2023
Projected benefit obligation	$39,494	$507,612	$69,617	$71,089
Fair value of plan assets	$11,339	$458,497	$18,351	$18,793
(b)Pension and post-employment actuarial changes

Change in AOCI, before tax	Pension		OPEB
	Actuarial losses (gains)	Past service losses (gains)	Actuarial losses (gains)	Past service losses (gains)
Balance, January 1, 2023	$(671)	$(3,363)	$(33,550)	$(2,190)
Additions to AOCI	(12,600)	—	(23,797)	853
Amortization in current period	617	1,491	2,554	—
Recognition of settlement gain	235	—	—	—
Reclassification to regulatory accounts	5,517	(755)	19,518	—
Balance, December 31, 2023	$(6,902)	$(2,627)	$(35,275)	$(1,337)
Additions to AOCI	(31,048)	—	(16,958)	853
Amortization in current period	1,499	1,468	3,499	—
Reclassification to regulatory accounts	15,425	(755)	15,257	—
Balance, December 31, 2024	$(21,026)	$(1,914)	$(33,477)	$(484)
The movements related to pension and OPEB in AOCI for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(g)).
(c)Assumptions
Weighted average assumptions used to determine net benefit obligation for 2024 and 2023 were as follows:

	Pension benefits		OPEB
	2024	2023	2024	2023
Discount rate	5.73%	5.19%	5.77%	5.22%
Interest crediting rate (for cash balance plans)	4.45%	4.48%	N/A	N/A
Rate of compensation increase	3.64%	3.60%	N/A	N/A
Health care cost trend rate
Before age 65			6.75%	7.00%
Age 65 and after			9.53%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.50%
Year in which ultimate rate is reached			2034	2034

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(c)Assumptions (continued)
The mortality assumption for December 31, 2024 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2024 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modelling process that involves selecting a portfolio of high-quality corporate debt issuances (AA or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modelling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2024 and 2023 were as follows:

	Pension benefits		OPEB
	2024	2023	2024	2023
Discount rate	5.19%	5.35%	5.22%	5.49%
Expected return on assets	6.27%	6.38%	5.64%	6.45%
Rate of compensation increase	5.10%	3.99%	n/a	n/a
Health care cost trend rate
Before Age 65			7.00%	6.00%
Age 65 and after			6.00%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.75%
Year in which ultimate rate is reached			2034	2033
(d)Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of Pension and other post-employment non-service costs in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2024	2023	2024	2023
Service cost	$13,625	$11,725	$2,901	$3,253
Non-service costs
Interest cost	33,260	33,633	11,052	11,510
Expected return on plan assets	(34,555)	(31,990)	(10,527)	(9,736)
Amortization of net actuarial loss	(1,499)	(852)	(3,499)	(3,559)
Amortization of prior service credits	(1,468)	(1,491)	(853)	(853)
Amortization of regulatory accounts	15,603	16,258	6,583	6,965
	$11,341	$15,558	$2,756	$4,327
Net benefit cost	$24,966	$27,283	$5,657	$7,580

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Pension and other post-employment benefits (continued)
(e)Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	44%	30% - 100%
Debt securities	46%	20% - 60%
Other	10%	—% - 20%
	100%

The fair values of investments as of December 31, 2024, by asset category, are as follows:

Asset class	2024	Percentage
Equity securities	$396,341	48%
Debt securities	377,755	46%
Other	48,741	6%
	$822,837	100%
As of December 31, 2024, the plan assets do not include any material investments in AQN.
All investments as of December 31, 2024 are valued using Level 1 inputs except for $29,733 of institutional private equity investments using Level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes in fair value of these Level 3 assets as of December 31:

Level 3
Balance, January 1, 2024	$26,380
Contributions into funds	4,650
Return on assets	1,101
Distributions	(2,398)
Balance, December 31, 2024	$29,733
(f)Cash flows
The Company expects to contribute $20,311 to its pension plans and $3,963 to its post-employment benefit plans in 2024.
The expected benefit payments over the next ten years are as follows:

	2025	2026	2027	2028	2029	2030-2034
Pension plan	$50,348	$49,571	$50,557	$50,748	$51,613	$249,743
OPEB	$12,866	$12,713	$13,233	$13,662	$13,928	$73,004

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Other assets
Other assets consist of the following:

	2024	2023
Restricted cash (a)	$39,478	$19,897
Pension and OPEB plan assets (note 10(a))	84,490	48,477
Income taxes recoverable	10,665	8,751
Deferred financing costs (b)	2,560	26,211
Insurance recoveries (note 21(a))	—	66,000
Other (c)	39,189	30,867
	$176,382	$200,203
Less: current portion	(12,760)	(15,800)
	$163,622	$184,403
(a)Restricted cash
Restricted cash consists of reserves and amounts set aside in accordance with various debt agreements, as well as customer deposits pending return. As of December 31, 2024, restricted cash includes $31,136 (2023 – $nil) related to Empire District Bondco. These funds are held in a third-party restricted bank account and are designated for the payment of principal, interest, and other expenses associated with the bonds (see Note 9(e)).
(b)Deferred financing costs
Deferred financing costs represent costs of arranging the Company’s revolving credit facilities and intercompany loans as well as the portion of transactions costs related to the Green Equity Units. On June 17, 2024, in connection with the settlement of the Purchase Contracts partially underlying the Green Equity Units, the Company issued common shares (Note 13(a)) and the associated deferred financing costs were recorded as a component of equity.
(c)Other
Other includes various deferred charges that are expected to be transferred to utility plant upon reaching certain milestones as well as prepaid long-term service contracts.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities
Other long-term liabilities consist of the following:

	2024	2023
Advances in aid of construction (a)	$102,897	$88,135
Asset retirement obligations (b)	42,694	41,754
Environmental remediation obligation (c)	41,714	40,772
Deferred credits and contingent consideration (d)	34,915	17,542
Customer deposits (e)	34,784	36,294
Unamortized investment tax credits (f)	17,180	17,255
Contingent liability (note 21(a))	15,656	84,641
Lease liabilities	10,691	7,742
Hook-up fees (g)	1,499	7,425
Contract adjustment payments (h)	—	39,590
Other	8,033	8,384
	$310,063	$389,534
Less: current portion	(36,265)	(79,315)
	$273,798	$310,219
(a)Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the "developers") conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2024, $672 (2023 - $238) was transferred from advances in aid of construction to contributions in aid of construction.
(b)Asset retirement obligations
    Asset retirement obligations mainly relate to legal requirements to: (i) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls ("PCB") contaminants) and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or sections of natural gas main are removed from the pipeline system; (ii) clean and remove storage tanks containing waste oil and other waste contaminants; (iii) remove certain river water intake structures and equipment; (iv) dispose of coal combustion residuals and PCB contaminants; and (v) remove asbestos upon major renovation or demolition of structures and facilities.
Changes in the asset retirement obligations are as follows:

	2024	2023
Opening balance	$41,754	$47,047
Obligation assumed	2,075	—
Retirement activities	(1,070)	(6,902)
Accretion	1,357	1,309
Change in cash flow estimates	(1,422)	300
Closing balance	$42,694	$41,754

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(b)Asset retirement obligations (continued)
As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense (note 7(l)).
(c)Environmental remediation obligation
A number of the Company’s regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured natural gas plants ("MGP") and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $48,976 (2023 - $46,187), which at discount rates ranging from 3.4% to 4.7% represents the recorded accrual of $41,714 as of December 31, 2024 (2023 - $40,772). Approximately $25,038 is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 29 years.
Changes in the environmental remediation obligation are as follows:

	2024	2023
Opening balance	$40,772	$42,457
Remediation activities	(1,249)	(3,687)
Accretion	1,738	1,616
Changes in cash flow estimates	2,998	1,395
Revision in assumptions	(2,545)	(1,009)
Closing balance	$41,714	$40,772
The Regulators for the New England Gas System and Energy North Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of seven years and, accordingly, as of December 31, 2024, the Company has reflected a regulatory asset of $62,340 (2023 - $66,779) for the MGP and related sites (note 7(h)).
(d)Deferred credits and contingent consideration
Deferred credits and contingent consideration include unresolved contingent consideration related to prior acquisitions, which is expected to be paid.
(e)Customer deposits
Customer deposits result from the Company’s obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.
(f)Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of the Empire District Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.
(g)Hook-up fees
Hook-up fees result from the collection from customers of funds for installation and connection to the utility’s infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Other long-term liabilities (continued)
(h)Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000. Total annual distributions on the Green Equity Units were at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the Purchase Contracts (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount were accreted over the three-year period. These contract adjustment payments fully settled during the second quarter of 2024.
13.Shareholders’ capital
(a)Common shares
Number of common shares

	2024	2023
Common shares, beginning of year	689,271,039	683,614,803
Settlement of Purchase contracts (a(ii))	76,909,700	—
Dividend reinvestment plan (a(i))	—	4,370,289
Exercise of share-based awards (b)	1,162,653	1,284,532
Conversion of convertible debentures	471	1,415
Common shares, end of year	767,343,863	689,271,039
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the board of directors of AQN (the "Board"); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the "Rights Plan"), which is currently scheduled to expire in the second quarter of 2025. Under the Rights Plan, one right is issued with each issued common share of the Company. The rights remain attached to the common shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20% or more of the outstanding common shares of the Company (subject to certain exceptions), the rights will entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a "Permitted Bid", as defined in the Rights Plan.
(i)Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares which, at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the dividend reinvestment plan began receiving cash dividends. If the Company elects to reinstate the dividend reinvestment plan in the future, shareholders who were enrolled in the dividend reinvestment plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the dividend reinvestment plan.
(ii)Settlement of Purchase Contracts
On June 17, 2024, upon settlement of all outstanding Purchase Contracts (Note 9(c)), the Company received an aggregate of $1,150,000 in exchange for the issuance of an aggregate of 76,909,700 common shares at an effective issuance price of approximately $14.95 per common share.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation
For the year ended December 31, 2024, AQN recorded $18,388 (2023 - $10,508) in total share-based compensation expense as follows:

	2024	2023
Share options	$658	$1,325
Director deferred share units	1,127	949
Employee share purchase	639	897
Performance and restricted share units	15,964	7,337
Total share-based compensation	$18,388	$10,508
The compensation expense is recorded within operating expenses in the consolidated statements of operations.
As of December 31, 2024, total unrecognized compensation costs related to non-vested share-based awards are $11,109 and are expected to be recognized over a period of 1.4 years.
(i)Share option plan
The Company’s share option plan (the "Plan") permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.
The number of shares subject to each option, the option price, the expiration date, the vesting, and other terms and conditions relating to each option shall be determined by the Board (or the human resources and compensation committee of the Board ("Compensation Committee")) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the "In-the-Money Amount". In accordance with the Plan, the "In-The-Money Amount" represents the excess, if any, of the market price of a share at such time over the option price, in each case such "In-the-Money Amount" being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company’s clawback policy.
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s common shares. The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(i)Share option plan (continued)
No options were granted during the year ended December 31, 2024. The following assumptions were used to determine the fair value of share options granted in 2023:

2023
Risk-free interest rate	3.4%
Expected volatility	26.8%
Expected dividend paid	8.6%
Expected life	5.5 years
Weighted average grant date fair value per option	$1.04
Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)
Balance, January 1, 2023	2,626,780	C$	16.02	5.63
Granted	1,368,744	10.76		7.24
Exercised	—	—		—
Forfeited	(1,327,799)	16.55		—
Balance, December 31, 2023	2,667,725	C$	14.71	5.18
Granted	—	—		—
Exercised	—	—		—
Forfeited	(622,646)	15.12		—
Balance, December 31, 2024	$2,045,079	C$	14.93	3.95
Exercisable, December 31, 2024	$1,873,957	C$	15.34	3.73
(ii)Employee share purchase plan
Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the Toronto Stock Exchange or New York Stock Exchange by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 6,500,000 common shares.
The Company uses the fair value-based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2024, a total of 741,849 common shares (2023 - 752,582) were issued to employees under the ESPP.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(iii)Director’s deferred share units
Under the Company’s DSU plan, non-employee directors of the Company may elect annually to receive their annual cash remuneration in the form of DSUs, cash, or any combination of DSUs and cash. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2024, a total of 250,369 DSUs (2023 - 181,328) were issued and 373,113 DSUs (2023 - 102,460) were settled in exchange for 183,566 common shares issued from treasury, and 189,547 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2024, 601,838 (2023 - 724,583) DSUs are outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 2,000,000 common shares.
(iv)Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 0.0% to 240% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 14,000,000 common shares.
Compensation expense associated with PSUs is recognized ratably over the performance period. Achievement of the performance criteria is estimated as at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.
A summary of the PSUs and RSUs is as follows:

	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2023	2,109,710	C$	18.38	1.76	C$	18,608
Granted, including dividends	2,841,967	10.98		2.02	25,329
Exercised	(922,883)	18.73		—	10,125
Forfeited	(451,047)	15.07		—	3,771
Balance, December 31, 2023	3,577,747	C$	18.38	1.76	C$	29,777
Granted, including dividends	2,863,298	7.24		2.04	20,025
Exercised	(416,659)	16.66		—	3,421
Forfeited	(833,416)	11.91		—	5,317
Balance, December 31, 2024	5,190,970	C$	18.38	1.43	C$	33,118
Exercisable, December 31, 2024	889,318	C$	18.51	—	C$	5,674

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
(v)Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December 31, 2024, 51,776 (2023 - 77,981) bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 13,232 (2023 - 69,115) bonus deferral RSUs in exchange for 6,147 (2023 - 31,455) common shares issued from treasury, and 7,085 (2023- 37,660) RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. As of December 31, 2024, 205,896 (2023 - 167,352) bonus deferral RSUs are outstanding.
(c)Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following Cumulative Rate Reset Preferred Shares, Series A (the "Series A Shares") and Cumulative Rate Reset Preferred Shares, Series D (the "Series D Shares") issued and outstanding as of December 31, 2024 and 2023:

	Number of shares	Price per share	Carrying amount C$		Carrying amount $
Series A Shares	4,800,000	C$25.00	C$	116,546	$100,463
Series D Shares	4,000,000	C$25.00	C$	97,259	$83,836
					$184,299
The holders of Series A Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2028 will be 6.576% (annual amount of C$1.644 per share). Unless redeemed, the Series A Shares dividend rate will reset on December 31, 2028 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A Shares are redeemable at C$25 per share at the option of the Company on December 31, 2028 and every fifth year thereafter. The holders of Series A Shares have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2028 (or the next business day, if such day is not a business day), and every fifth year thereafter.
The holders of Series D Shares are entitled to receive quarterly fixed cumulative preferential cash dividends if, as and when declared by the Board. The dividend for each year up to, but excluding, March 31, 2024, was an annual amount of C$1.2728 per share. The annual dividend rate for the five-year period from, and including, March 31, 2024 to, but excluding, March 31, 2029 will be an annual amount of C$1.7132 per share. Unless redeemed, the Series D Shares dividend rate will reset on March 31, 2029, and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D Shares were redeemable at the option of the Company at C$25 per share on April 1, 2024 and are redeemable every fifth year thereafter. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the "Series E Shares"), on April 1, 2024; however, fewer than 1,000,000 Series D Shares were tendered for conversion. As a result, no Series E Shares were issued and holders of Series D Shares who tendered their Series D Shares for conversion were not entitled to convert their Series D Shares into Series E Shares. The holders of Series D Shares have the right to convert their shares into Series E Shares, subject to certain conditions, on March 31, 2029 and every fifth year thereafter.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2023	$(98,467)	$(97,809)	$36,213	$(160,063)
Other comprehensive income (loss)	(3,788)	57,351	8,395	61,958
Amounts reclassified from AOCI to the consolidated statements of operations	(1,598)	2,136	(3,702)	(3,164)
Net current period OCI	$(5,386)	$59,487	$4,693	$58,794
OCI attributable to the non-controlling interests	(1,017)	—	—	(1,017)
Net current period OCI attributable to shareholders of AQN	$(6,403)	$59,487	$4,693	$57,777
Balance, December 31, 2023	$(104,870)	$(38,322)	$40,906	$(102,286)
Other comprehensive income	33,821	79,381	12,814	126,016
Amounts reclassified from AOCI to the consolidated statements of operations	626	(27,130)	(5,804)	(32,308)
Net current period OCI	$34,447	$52,251	$7,010	$93,708
OCI attributable to the non-controlling interests	(4,617)	—	—	(4,617)
Net current period OCI attributable to shareholders of AQN	$29,830	$52,251	$7,010	$89,091
Amounts reclassified from AOCI to the consolidated statements of operations related to discontinued operations (note 24(b))	—	94,593	—	94,593
Balance, December 31, 2024	$(75,040)	$108,522	$47,916	$81,398
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.
15.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2024				2023
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$260,015		$0.3470		$301,771		$0.4340
Series A Shares	C$	7,891	C$	1.6440	C$	6,194	C$	1.2905
Series D Shares	C$	6,412	C$	1.6031	C$	5,091	C$	1.2728

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2024	2023
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$79,261	$44,024
Non-controlling interests - redeemable tax equity partnership units	1,324	1,324
Other net earnings attributable to:
Non-controlling interests	(5,665)	(8,809)
	$74,920	$36,539
Redeemable non-controlling interest, held by related party	—	(25,922)
Net effect of non-controlling interests	$74,920	$10,617
The non-controlling tax equity investors ("tax equity partnership units") in the Company's U.S. wind power-generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings (loss) attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(t).
Non-controlling interests

	Non-controlling interests - tax equity partnership units		Other non-controlling interests		Non-controlling interests held by related parties (a)
	2024	2023	2024	2023	2024	2023
Opening balance	$481,387	$525,680	$70,135	$65,104	$38,873	$38,873
Net earnings (loss) attributable to NCI	(79,261)	(44,024)	5,665	8,809	—	—
Contributions received, net	1,953	—	—	385	—	—
Dividends and distributions declared	(5,047)	(269)	(3,091)	(5,058)	—	—
Repurchase of non-controlling interest	—	—	—	—	(39,376)	—
OCI	—	—	4,624	895	503	—
Closing balance	$399,032	$481,387	$77,333	$70,135	$—	$38,873
(a)     Non-controlling interest held by related parties
In November 2021, Liberty Development JV Inc. invested $39,376 in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company and the investment was presented as a non-controlling interest held by related parties. In 2024, the non-controlling interest held by related parties was redeemed in full.
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2024.
Liberty Development Energy Solutions B.V., an equity investee of the Company’s discontinued operations, had a Margin Loan in the amount of $306,500 with a previous maturity date of January 26, 2024. It was collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. Liberty Development Energy Solutions B.V. had a preference share ownership in AY Holdings, which AQN reflected as redeemable non-controlling interest held by related party. On January 4, 2024, the Company purchased the outstanding interest in Liberty Development Energy Solutions B.V., resulting in the entity being consolidated by the Company. As a result, the redeemable non-controlling interest held by related party was reclassified to long-term debt in 2024 and subsequently repaid (note 9(b)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Non-controlling interests and redeemable non-controlling interests (continued)
Redeemable non-controlling interests (continued)
Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2024	2023	2024	2023
Opening balance	$308,350	$307,856	$5,013	$6,520
Net earnings (loss) attributable to NCI	—	25,922	(1,324)	(1,324)
Repurchase of non-controlling interest (notes 3, note 9(b))	(308,350)	—	(3,510)	—
Dividends and distributions declared	—	(25,428)	(179)	(183)
Closing balance	$—	$308,350	$—	$5,013
17.Income taxes
The income tax expense (recovery) in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2023 - 26.5%). The differences are as follows:

	2024	2023
Expected income tax expense (recovery) at Canadian statutory rate	$46,953	$(17,305)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(17,676)	(35,776)
Investment in Atlantica	(8,207)	16,997
Non-controlling interests share of income	19,757	10,016
Change in valuation allowance	154,601	(388)
Adjustment relating to prior periods	2,794	(1,412)
Amortization and settlement of excess deferred income tax	(14,540)	(12,785)
Deferred income taxes on regulated income recorded as regulatory assets	(2,380)	(878)
Other	5,495	4,476
Income tax expense (recovery)	$186,797	$(37,055)
On December 27, 2023, the Government of Bermuda enacted the Bermuda Corporate Income Tax Act 2023, setting a 15% corporate income tax rate effective for fiscal years commencing January 1, 2025. The Bermuda Corporate Income Tax Act 2023 includes various transition adjustments that may affect the recognition of deferred taxes and as such were considered as part of the initial measurement in the period that includes the December 2023 enactment date. No deferred taxes are required to be recognized as at December 31, 2024.
For the years ended December 31, 2024 and 2023, earnings (loss) before income taxes consist of the following:

	2024	2023
Canada (1)	$50,279	$(169,624)
U.S.	77,397	70,442
Other regions	49,504	37,067
	$177,180	$(62,115)
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Income taxes (continued)
Income tax expense (recovery) attributable to earnings (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2024
Canada	$4,238	$134,193	$138,431
United States	1,166	33,110	34,276
Other regions	12,795	1,295	14,090
	$18,199	$168,598	$186,797
Year ended December 31, 2023
Canada	$4,352	$(66,693)	$(62,341)
United States	784	17,747	18,531
Other regions	728	6,027	6,755
	$5,864	$(42,919)	$(37,055)
The tax effect of temporary differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 are presented below:

	2024	2023
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$781,761	$714,476
Outside basis in renewable energy assets	140,203	—
Pension and OPEB	515	7,327
Environmental obligation	9,161	8,821
Regulatory liabilities	164,402	180,371
Other	57,680	51,333
Total deferred income tax assets	$1,153,722	$962,328
Less: valuation allowance	(281,894)	(5,562)
Total deferred tax assets	$871,828	$956,766
Deferred tax liabilities:
Property, plant and equipment	$866,529	$810,025
Pension and OPEB	9,148	—
Outside basis differentials	165,010	191,990
Regulatory accounts	329,343	317,829
Other	67,753	51,610
Total deferred tax liabilities	$1,437,783	$1,371,454
Net deferred tax liabilities	$(565,955)	$(414,688)
Consolidated balance sheets classification:
Deferred tax assets	$11,218	$151,576
Deferred tax liabilities	(577,173)	(566,264)
Net deferred tax liabilities	$(565,955)	$(414,688)
The valuation allowance for deferred tax assets as of December 31, 2024 is $281,894 (2023 - $5,562). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Income taxes (continued)
Following the announcement of the Renewables Sale, the Company analyzed its corresponding outside basis investment in the former renewable energy group. Based on the Company’s tax basis in the former renewable energy group, the sale is expected to result in a capital loss that is not likely to be realized. A full valuation allowance has been recorded on this outside basis deferred tax asset.
In the three months ended December 31, 2024, the Company completed the sale of its investment in Atlantica and determined the expected closing date for the Renewables Sale. Given those two events, the Company reevaluated the remaining Canadian deferred tax asset position and concluded that it is more likely than not that there will not be sufficient taxable income in the future to allow for the realization of these deferred tax assets. As at December 31, 2024, a valuation allowance is recorded against the majority of the remaining net deferred tax assets related to Canadian attributes. The Company will continue to evaluate the realizability of the deferred tax assets at each reporting period and adjust the valuation allowance as necessary.

On June 20, 2024, Canada enacted significant tax legislation, including the Excessive Interest and Financing Expenses Limitation rules and legislation for the Global Minimum Tax Act. The enactment had no material impact on the financial results of the Company for the twelve months ended December 31, 2024.
The following table illustrates the annual movement in the deferred tax valuation allowance:

	2024	2023
Beginning balance	$5,562	$5,876
Charged to income tax expense (recovery)	154,601	(388)
Changed to additional paid-in capital	5,390	—
Valuation Allowance Charged to discontinued operations	(5,143)	—
Charged (reduction) to OCI	(17,759)	22
Tax impact on outside basis difference in renewable assets	140,202	—
Reductions to other accounts	(959)	52
Ending balance	$281,894	$5,562
As of December 31, 2024, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:

Non-capital loss carryforward and credits	2025—2029	2030+	Total
Canada	$323	$671,622	$671,945
US	—	1,420,259	1,420,259
Total non-capital loss carryforward	$323	$2,091,881	$2,092,204
Tax credits	$2,349	$213,498	$215,847
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $1,042,117 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Other net losses
Other net losses consist of the following:

	2024	2023
Kentucky termination costs (a)	$—	$46,527
Acquisition-related settlement payment (b)	—	(11,983)
Securitization write-off (c)	—	63,495
Loss on redemption of subordinated unsecured long-term note	—	8,532
Other (d)	26,962	15,135
	$26,962	$121,706
(a)Kentucky termination costs
For the year ended December 31 2023, the Company incurred a loss related to the termination of the purchase agreement pursuant to which Liberty Utilities Co. had agreed to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. that includes $46,527 for the write-off of capitalized costs, which are primarily related to the implementation of an enterprise software solution. The remaining amount relates to the transaction costs, severance costs and other termination costs.
(b)Acquisition-related settlement payment
For the year ended December 31, 2023, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis acquisition. The Company also incurred legal fees of $831 in relation to this settlement.
(c)Securitization write-off
For the year ended December 31, 2023, the Company had write-off of $63,495 relating to the portion of additional securitization costs of Empire District Electric that were not allowed as per the Securitization Statute (note 7(a)).
(d)Other
For the year ended December 31, 2024, the other losses primarily consist of fees related to the remarketing of the Notes forming a component of the Green Equity Units of $4,355, write-down of certain regulatory assets of $5,722, severance costs and other miscellaneous write-downs, net of miscellaneous gains.
19.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral RSUs outstanding. Diluted net earnings per share are computed using the weighted average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 9(c)).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Basic and diluted net earnings (loss) per share (continued)
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share is as follows:

	2024	2023
Net earnings (loss) from continuing operations attributable to shareholders of AQN	$65,303	$(14,443)
Series A Share dividend	5,789	4,586
Series D Share dividend	4,699	3,770
Net earnings (loss) from continuing operations attributable to common shareholders of AQN	54,814	(22,799)
Income (loss) from discontinued operations	(1,445,820)	43,117
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(1,391,006)	$20,318
Weighted average number of shares
Basic	731,721,239	688,738,717
Effect of dilutive securities	2,328,020	2,024,509
Diluted	734,049,259	690,763,226
The calculation of diluted shares for the year ended December 31, 2024 excludes 5,104,463 of potential incremental shares that may become issuable pursuant to outstanding securities of the Company as they are anti-dilutive. For the year ended December 31, 2023, the calculation of diluted shares excluded the potential impact of the Green Equity Units and 5,699,593 potential incremental shares that may become issuable pursuant to outstanding securities of the Company as they were anti-dilutive.
20.Segmented information
As a result of the classification of the Company’s former renewable energy group (excluding hydro) as discontinued operations during 2024, the Regulated Services Group is the only reportable operating segment of the Company. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile. However, management has elected to disclose the “Hydro Group” as a reportable operating segment, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewable Sale. Non-operating segments include the corporate activities of the Company, which are reported under the “Corporate Group”.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. Dividend income from Atlantica is reported and allocated under the Corporate Group. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship, and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company’s Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker (“CODM”). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)

	Year ended December 31, 2024
	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$2,228,642	$35,328	$—	$2,263,970
Other revenue	53,355	792	1,421	55,568
Fuel, power, water purchased and other cost of sales	594,116	213	—	594,329
Net revenue	1,687,881	35,907	1,421	1,725,209
Operating expenses	861,758	8,835	9,357	879,950
Depreciation and amortization	387,162	6,762	1,763	395,687
Loss on foreign exchange	—	—	3,483	3,483
Operating income (loss)	438,961	20,310	(13,182)	446,089
Interest expense	(191,733)	(915)	(170,928)	(363,576)
Income from long-term investments	33,444	19	101,434	134,897
Other expenses	(32,275)	9	(7,964)	(40,230)
Earnings (loss) before income taxes	$248,397	$19,423	$(90,640)	$177,180
Property, plant and equipment	$9,284,365	$136,759	$28,971	$9,450,095
Investments carried at fair value	2,058	—	—	2,058
Equity-method investees	38,113	—	—	38,113
Total assets (3)	12,927,864	152,355	185,902	13,266,121
Capital expenditures	$756,230	$6,600	$1,000	$763,830
(1) Regulated Services Group revenue includes $30,396 related to alternative revenue programs for the year ended December 31, 2024 that do not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $3,695,636.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)

	Year ended December 31, 2023
	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$2,315,722	$34,322	$—	$2,350,044
Other revenue	51,137	1,296	1,447	53,880
Fuel, power, water purchased and other cost of sales	742,974	530	—	743,504
Net revenue	1,623,885	35,088	1,447	1,660,420
Operating expenses	811,359	8,565	3,990	823,914
Depreciation and amortization	346,188	6,659	1,232	354,079
Asset impairment charge	—	—	1,481	1,481
Loss on foreign exchange	—	—	13,659	13,659
Operating income (loss)	466,338	19,864	(18,915)	467,287
Interest expense	(160,999)	(1,177)	(146,264)	(308,440)
Income (loss) from long-term investments	44,953	3	(128,891)	(83,935)
Other expenses	(121,146)	(5,271)	(10,610)	(137,027)
Earnings (loss) before income taxes	$229,146	$13,419	$(304,680)	$(62,115)
Property, plant and equipment	$8,945,637	$146,385	$34,751	$9,126,773
Investments carried at fair value	1,962	—	1,052,703	1,054,665
Equity-method investees	112,180	—	500	112,680
Total assets (2)	12,658,955	140,880	1,387,161	14,186,996
Capital expenditures	$740,768	$6,659	$1,232	$748,659
(1) Regulated Services Group revenue includes $32,839 related to alternative revenue programs for the year ended December 31, 2023 that do not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $4,186,965.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Segmented information (continued)
AQN operates in the independent utilities industry in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2024	2023
Revenue
United States	$1,852,407	$1,942,582
Canada	91,612	95,306
Other regions	375,519	366,036
	$2,319,538	$2,403,924
Property, plant and equipment
United States	$8,362,512	$7,900,250
Canada	328,452	460,200
Other regions	759,131	766,323
	$9,450,095	$9,126,773
Intangible assets
United States	$15,250	$15,028
Canada	252	275
Other regions	53,634	57,161
	$69,136	$72,464
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
21.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Commitments and contingencies (continued)
(a)Contingencies (continued)
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty CalPeco. The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 20 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. Trial on the remaining 2 lawsuits is currently scheduled for April 15, 2025. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $172,300 for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116,000 and WEMA of $56,300. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
(b)Commitments
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments, land easements and other commitments.
Detailed below are estimates of significant future commitments under these arrangements as of December 31, 2024:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$47,201	$12,311	$12,557	$12,805	$13,022	$116,796	$214,692
Natural gas supply and service agreements (2)	101,486	73,766	55,802	54,066	51,379	166,938	503,437
Service agreements	17,658	8,118	5,004	1,047	—	—	31,827
Capital projects	1,100	—	—	—	—	—	1,100
Land easements and other	3,226	3,238	3,300	3,363	3,427	77,724	94,278
Total	$170,671	$97,433	$76,663	$71,281	$67,828	$361,458	$845,334
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2024. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate adjustment mechanism.
(2)    Natural gas supply and service agreements: AQN’s natural gas distribution facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
22.Non-cash operating items
The changes in non-cash operating items consist of the following:

	2024	2023
Accounts receivable	$15,587	$3,863
Fuel and natural gas in storage	5,263	46,368
Supplies and consumables inventory	(7,147)	(48,539)
Income taxes recoverable	(1,974)	(2,889)
Prepaid expenses	11,526	(13,218)
Accounts payable, accrued liabilities and other	(58,556)	22,344
Current income tax liability	12,458	1,096
Net regulatory assets and liabilities	(116,595)	(95,361)
	$(139,438)	$(86,336)
23.Financial instruments
(a)Fair value of financial instruments

December 31, 2024	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$2,058	$2,058	$2,058	$—
Other receivables	688	578	—	578
Derivative instruments:
Interest rate swaps designated as a hedge	108,296	108,296	—	108,296
Commodity contracts for regulatory operations	170	170	—	170
Total derivative instruments	108,466	108,466	—	108,466
Total financial assets	$111,212	$111,102	$2,058	$109,044
Long-term debt	$6,207,040	$6,135,519	$1,922,563	$4,212,956
Convertible debentures	250	249	249	—
Derivative instruments:
Interest rate swaps designated as hedges	19,089	19,089	—	19,089
Commodity contracts for regulated operations	334	334	—	334
Total derivative instruments	19,423	19,423	—	19,423
Total financial liabilities	$6,226,713	$6,155,191	$1,922,812	$4,232,379

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2023	Carrying amount	Fair value	Level 1	Level 2
Long-term investments carried at fair value	$1,054,665	$1,054,665	$1,054,665	$—
Other receivables	726	611	—	611
Derivative instruments:
Interest rate swaps designated as a hedge	72,936	72,936	—	72,936
Interest rate cap not designated as a hedge	1,854	1,854	—	1,854
Total derivative instruments	74,790	74,790	—	74,790
Total financial assets	$1,130,181	$1,130,066	$1,054,665	$75,401
Long-term debt	$7,500,155	$6,452,209	$1,824,103	$4,628,106
Convertible debentures	230	276	276	—
Derivative instruments:
Cross-currency swap designated as a cash flow hedge	5,547	5,547	—	5,547
Interest rate swaps designated as a hedge	11,790	11,790	—	11,790
Commodity contracts for regulated operations	2,564	2,564	—	2,564
Currency forward contract designated as net investment hedge	6,779	6,779	—	6,779
Total derivative instruments	26,680	26,680	—	26,680
Total financial liabilities	$7,527,065	$6,479,165	$1,824,379	$4,654,786
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2024 and December 31, 2023 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (Level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (Level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's Level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company does not hold Level 3 financial instruments.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at December 31, 2024, the commodity volume, in dekatherms, associated with the above derivative contracts is 1,784,301.
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350,000	July 2029	$350,000 subordinated unsecured notes
Cross-currency interest rate swap	C$	400,000	January 2032	C$400,000 subordinated unsecured notes
Forward-starting interest rate swap		$750,000	April 2032	$750,000 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge held by continuing and discontinued operations:

	2024	2023
Effective portion of cash flow hedge	$79,381	$57,351
Amortization of cash flow hedge	(2,516)	(6,173)
Amounts reclassified from AOCI	(24,614)	8,309
OCI attributable to shareholders of AQN	$52,251	$59,487
The Company expects $4,176 of unrealized losses currently in AOCI to be reclassified, net of taxes, into investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $49,016 for the year ended December 31, 2024 (2023 - loss of $12,330) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation (continued)
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S. dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the consolidated statements of operations as loss on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment and is expected to be reclassified to profit and loss as part of the gains (losses) on disposition of the net investment in its Canadian subsidiary, which has been reclassified to discontinued operations. A foreign currency gain of $5,848 for the year ended December 31, 2024 (2023 - $6,976) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2024	2023
Amortization of cash flow hedge	$2,516	$6,173
Unrealized loss on commodity contracts	(1,687)	(1,609)
Gain on derivative financial instruments	$829	$4,564
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
23.Financial instruments (continued)
(c)Supplier financing programs (continued)
The roll forwards of the Company's outstanding obligations confirmed as valid under its supplier finance programs for the years ended December 31, 2024 and 2023, are as follows:

	2024	2023
Confirmed obligations outstanding at the beginning of the year	$62,173	$16,785
Invoices confirmed during the year	18,373	90,780
Confirmed invoices paid during the year	—	(45,392)
Confirmed obligations outstanding at the end of the year	$80,546	$62,173
24. Assets held for sale
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding hydro) to LS Buyer. Subsequent to year-end, on January 8, 2025 the Company completed the Renewables Sale for proceeds of $2,092,764, after subtracting taxes, transaction fees and other preliminary closing adjustments.
The Renewables sale was classified as held for sale and as discontinued operations in the third quarter of 2024. No adjustments were made to the historical activity within the consolidated statements of comprehensive income (loss), consolidated statements of cash flows or the consolidated statements of changes in equity. Unless otherwise noted, the notes to these consolidated financial statements exclude amounts related to discontinued operations for all periods presented.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(a)Assets held for sale and associated liabilities
The following table presents the carrying values of the major classes of assets held for sale and liabilities associated with assets held for sale included in AQN’s consolidated balance sheets:

(thousands of U.S. dollars)	December 31,	December 31,
	2024	2023
ASSETS HELD FOR SALE
Current assets
Cash and cash equivalents	$56,673	$31,091
Trade and other receivables, net	85,386	122,754
Supplies and consumables inventory	4,201	4,726
Prepaid expenses	8,622	16,140
Derivatives instruments	4,310	5,336
Other assets	7,321	7,261
	166,513	187,308
Non-current assets
Property, plant and equipment, net	3,219,776	3,390,677
Intangible assets, net	15,644	21,474
Long-term investments
Long-term investment carried at fair value	—	88,676
Other long-term investments	277,634	474,211
Derivative instruments	3,611	3,122
Deferred income taxes	—	6,907
Other assets	12,458	14,590
	3,529,123	3,999,657
Total assets held for sale	3,695,636	4,186,965

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE
Current liabilities
Accounts payable	$23,048	$30,005
Accrued liabilities	106,733	74,181
Other long-term liabilities	756	1,068
Derivative instruments	22,424	14,206
	152,961	119,460
Non-current liabilities
Long-term debt (a)	1,348,727	1,015,875
Deferred income taxes	—	12,638
Derivative instruments	98,513	69,990
Pension and other post-employment benefits obligation	228	157
Other long-term liabilities	126,866	155,655
	1,574,334	1,254,315

Total liabilities associated with assets held for sale	$1,727,295	$1,373,775
As of December 31, 2024, the non-controlling interests - tax equity partnership units balance is $700,302 (2023 - $715,333), the other non-controlling interests balance is $291,677 (2023 - $277,203), the non-controlling interest, held by related parties balance is $nil (2023 - $1,912) and the redeemable non-controlling interest balance is $5,000 (2023 - $5,000).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(b)Net income (loss) from discontinued operations
The following table presents the results of the discontinued operations, which are included in loss from discontinued operations, net of tax in AQN’s consolidated statements of operations:

(thousands of U.S. dollars)	Years ended December 31
	2024	2023
Revenue
Non-regulated energy sales	$276,083	$261,992
Other revenue	63,647	32,099
	339,730	294,091

Operating expenses	192,942	146,902
Non-regulated energy purchased	5,419	18,969
Depreciation and amortization	80,992	112,917
Asset impairment charge	—	22,011
Loss (gain) on foreign exchange	12,485	(5,300)
	$291,838	295,499
Operating income (loss) from discontinued operations	47,892	(1,408)
Interest expense	(55,369)	(45,216)
Income (loss) from long-term investments	(89,913)	371
Loss on derivative financial instruments	(130,665)	—
Loss on classification as held for sale	(1,357,343)	—
Other net losses	(49,164)	(11,183)
Pension and other post-employment non-service costs	(61)	(54)
Loss before income taxes	(1,634,623)	(57,490)
Income tax recovery	128,347	49,245
Loss from discontinued operations	(1,506,276)	(8,245)
Add: Net loss attributable to non-controlling interest	$60,456	$51,362
Net income (loss) from discontinued operations attributable to AQN	$(1,445,820)	$43,117
The Discontinued Operations’ held for sale assets include pre-tax impairments of $1,357,343 for the period ended December 31, 2024. The impairment was recorded to write-down the carrying amount of the property, plant and equipment based on the sale consideration. These losses were included in loss from discontinued operations, net of tax in AQN’s consolidated statements of operations. The impairment will be updated, if necessary, for any post-closing adjustments. In addition, hedge accounting was discontinued on all derivative financial instruments as the forecasted transactions being hedged are no longer probable. As a result, a loss of $94,593 was reclassified from accumulated other comprehensive income to Loss from Discontinued Operations, net of tax in AQN’s consolidated statements of operations as of December 31, 2024.
The consideration from the sale included an earn-out component, the fair value of which was determined based on the expected cash flows from certain wind assets. These future cash flows have been discounted to reflect their current present values and recorded as contingent consideration on the consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2024 and 2023
(in thousands of U.S. dollars, except as noted and per share amounts)
24.Assets held for sale (continued)
(c)Cash flows from discontinued operations
AQN has elected not to separately disclose discontinued operations on AQN’s consolidated statements of cash flows. The following table summarizes AQN’s cash flows from discontinued operations.

	Years ended December 31
	2024	2023
Cash flows provided by (used in)
Operating activities (1)	$121,295	$128,464
Investing activities	(196,028)	(225,108)
(1) For the year ended December 31, 2024, operating activities include net changes in non-cash operating items of $13,912 (2023 - $(779)).
(d)Long-term debt
Long-term debt classified as held for sale consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31,	December 31,
					2024	2023
Senior unsecured revolving credit facilities	—	2027	N/A		$180,712	$262,609
U.S. dollar borrowings
Senior secured project notes	5.75%	2025		$475,032	475,148	—
Canadian dollar borrowings
Senior unsecured notes (i)(ii)	3.75%	2027-2031	C$	1,000,000	692,832	753,266
					$1,348,692	$1,015,875
(i)Discontinuation of hedge accounting
The Canadian dollar debt within the Company’s former renewable energy group (excluding hydro) and the related cross-currency interest rate swaps were classified as held for sale. A C$700,000 portion of the Canadian dollar debt was hedged using cross-currency interest rate swaps that were designated as cash flow hedges. Hedge accounting was discontinued on the cross-currency interest rate swaps when the former renewable energy group (excluding hydro) was classified as held for sale as the forecasted transaction being hedged was no longer probable. As a result, a loss of $16,685, net of tax was recorded in loss from discontinued operations due to the reclassification of the cash flow hedge reserve from OCI into earnings.
(ii)Early extinguishment of debt
Subsequent to year-end, on January 7, 2025, the Renewable energy group announced its intent to extinguish its outstanding Canadian Senior unsecured notes of C$1,000,000 in full and repay all outstanding principal and accrued interest amounts as of the redemption date. The outstanding Canadian Senior unsecured notes were repaid in full on February 6, 2025.
25.Comparative figures
Certain of the comparative figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.

 D. Randy Laney  Chair of the Board  Former Chairman of the Board,  The Empire District Electric Company  Roderick West  Chief Executive Officer, Algonquin Power & Utilities Corp.  Former Group President,  Utility Operations, Entergy Corporation  Melissa Stapleton Barnes  Former Senior Vice President, Enterprise Risk Management and Chief Ethics and  Compliance Officer, Eli Lilly and Company  Brett C. Carter  Former Executive Vice President and Group President, Utilities and Chief Customer Officer, Xcel Energy Inc.  Amee Chande  Former Chief Commercial Officer, Waymo  Dan Goldberg  President and Chief Executive Officer, Telesat Corporation  Chris Huskilson  Former Chief Executive Officer, Algonquin Power & Utilities Corp.  Former President and Chief Executive Officer, Emera Inc.  David Levenson  Former global head of Brookfield Special Investments and Managing Partner, Brookfield Asset Management  Christopher Lopez  Former Executive Vice President, Chief Financial and Regulatory Officer, Hydro One Limited  Dilek Samil  Former Executive Vice President and Chief Operating Officer, NV Energy  Roderick West  Chief Executive Officer  Brian Chin  Interim Chief Financial Officer  Sarah MacDonald  Chief Transformation Officer  Colin Penny  Chief Information Officer  Jennifer Tindale  Chief Legal Officer  Executive Management Team2  Directors  Algonquin's leadership1  AQN Directors and Executive Management Team as at April 1, 2025 .  On March 13, 2025, the Board of Directors of AQN announced it intends to appoint Gavin Molinelli, Senior Partner and Portfolio Manager at Starboard Value LP, to the Board, subject to approval by the Federal Energy Regulatory Commission. Mr. Molinelli’s appointment will become effective immediately following the receipt of such approval.  2024 ANNUAL REPORT  129

 Canadian Transfer Agent: TSX Trust Company (Canada) 300-100 Adelaide Street West Toronto, Ontario,  Canada M5H 1S3  U.S. Transfer Agent: Equiniti Trust Company, LLC 48 Wall Street, Floor 23  New York, New York 10005  Auditors:  Ernst & Young LLP Toronto, Ontario  The Toronto Stock Exchange:  AQN, AQN.PR.A, AQN.PR.D  The New York Stock Exchange:  AQN, AQNB  905-465-4514  Stay  connected!  Greater Toronto Headquarters: 354 Davis Road,  Oakville, Ontario, Canada L6J 2X1  905-465-4500  AQN_Utilities  www.linkedin.com/company/algonquin-power-&-utilities-corp  algonquinpower.com  Corporate info